As filed with the Securities and Exchange Commission on August 5, 2011

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

under

The Securities Act of 1933

Chuy’s Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5812	20-5717694
(State or other jurisdiction of incorporation or organization)	(Primary Standard industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1623 Toomey Rd.

Austin, Texas 78704

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven J. Hislop

President and Chief Executive Officer

Chuy’s Holdings, Inc.

1623 Toomey Road

Austin, Texas 78704

(512) 473-2783

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles T. Haag, Esq. Jones Day 2727 N. Harwood Street Dallas, Texas 75201 Telephone: (214) 220-3939 Facsimile: (214) 969-5100	Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 885 3rd Avenue Suite 1000 New York, New York 10022 Telephone: (212) 906-1200 Facsimile: (212) 751-4864

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐

Non-accelerated filer ☑	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)(2)	AMOUNT OF REGISTRATION FEE
Common Stock, $0.01 par value per share	$75,000,000	$8,707.50

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares of common stock that may be sold pursuant to the underwriter’s overallotment option.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not a soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 5, 2011

PRELIMINARY PROSPECTUS

             Shares

Chuy’s Holdings, Inc.

Common Stock

We are offering              shares of our common stock and the selling stockholders identified in this prospectus are offering              shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and, prior to this offering, there has been no public market for our common stock. We expect the initial public offering price to be between $             and $             per share. We intend to apply to list our common stock on                      under the symbol “            .”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions
Proceeds to Chuy’s Holdings, Inc., before expenses
Proceeds to Selling Stockholders, before expenses

Delivery of the shares of common stock is expected to be made on or about                     , 2011. The selling stockholders have granted the underwriters an option for a period of 30 days to purchase an additional              shares of our common stock to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by the selling stockholders will be $             and the total proceeds to the selling stockholders, before expenses, will be $            .

Jefferies	Baird

Prospectus dated                     , 2011

If you've seen One Chuy's... you've seen One Chuy's
Chuy's
fine
TEX MEX
CHUYS
Chuy's
MEXICAN FOOD
Chuy's
MEXICAN FOOD
DELUXE

<u>Chuy's is Tex-Mex Unchained!</u>

Leave the cookie cutters to the other guys. Each Chuy's has genuine character: a noisy, sprawling Tex-Mex hacienda full of feel-good drinks and home-cooked foods.

Chuy's

Locations

<u>Texas</u>

Arlington	Fort Worth	Plano (2)	Shenandoah
Austin (4)	Houston (3)	Round Rock	Tyler
College Station	Humble	San Antonio	Waco
Dallas	Katy	Selma	Webster

Alabama	Indiana	Kentucky	Tennessee
Birmingham	Clarksville	Louisville	Murfreesboro
			Nashville

Chuy's
fine
TEX MEX
Chuy's
Chuy's
Chuy's

Enchiladas RECOM

All enchiladas are rolled to order in
with your choice of Mexican rice or

Add a crispy taco & guacamc

Chuy's Special
An authentic New Mexican re
hand-pulled chicken, cheese &

Classic Tex-Mex
Cheese & onion with Tex-Me

Chicka-Chicka Boo
Freshly-roasted, hand-pull
roasted New Mexican gr

Veggie
Spinach, onions, zucchini,
cheese in homemade blue

Deluxe Chicken
Freshly-roasted, hand-pull

Southwestern
A New Mexican traditio
chicken, cheese & Gree

CUSTOM ENCHILA
Seasoned ground sirlo

Fajitas

Our f
pepp

Your choice of beef, chick
handmade flour tortillas, l
rice & refried beans

Appetizers

Chile Con Queso .... $ 5.79
Homemade blend of melted cheese, Green Chile sauce and Ranchero sauce

Queso Compuesto .... $ 6.79
Chile con queso with seasoned ground sirloin, guacamole and pico de gallo

Guacamole .... $ 5.49
A creamy blend of fresh avocados and Salsa Fresca

Nachos .... $ 6.29
Freshly made tostada chips layered with refried beans, cheese & jalapeños with lettuce & tomato

Special Nachos .... $ 7.29
Same as above with guacamole & pico de gallo

Panchos .... $ 8.49
Special nachos with your choice of fajita chicken, fajita beef or seasoned ground sirloin

Quesadillas .... $ 6.69
Handmade flour tortillas stuffed with cheese, green chiles & onion. Served with guacamole, sour cream & pico de gallo

Deluxe Quesadillas .... $ 7.79
Same as above with fajita chicken

Appetizer Plate .... $ 7.29
Chile con queso, nachos, deluxe quesadillas, chicken flautas, guacamole & sour cream

Salads & Soups

Taco Salad .... $ 7.99
Homemade tortilla bowl with fresh, mixed salad greens, tomatoes, cheese, guacamole & your choice of fajita chicken, fajita beef or seasoned ground sirloin

Grilled Chicken Salad .... $ 8.29
Fajita chicken, tomatoes & avocados on a bed of fresh, mixed salad greens

Mexi-Cobb Salad .... $ 8.29
Fajita chicken, green chiles, cheese, avocados & tomatoes on a bed of fresh, mixed salad greens

Large Dinner Salad .... $ 4.99
Tomatoes, cucumbers and fresh, mixed salad greens

Tortilla Soup small $ 3.99 large $ 6.89
Chuy's famous recipe. Homemade chicken broth with freshly-roasted, hand-pulled chicken, avocado, roasted corn, green chiles, tomatoes & cilantro, topped with cheese and tortilla strips

Tex-Mex Salad Combinations .... $ 7.79
Large Dinner Salad with your choice of:
Enchilada | **Deluxe Quesadillas**
Mini Burrito | **Tortilla Soup**

Salad Dressings, made fresh daily:
Creamy Jalapeño, Honey Mustard, Cilantro Vinaigrette & Ranch

Chuy's Deluxe T-shirts – Our own super soft, 100% cotton shirts made famous on MTV, at the Olympics & around the world!

Famous "Big As Yo' Face" Burritos

A homemade, 12" flour tortilla stuffed with refried beans, cheese and your choice of the following. Served with your choice of sauce & your choice of Mexican rice or green chile rice.

Bean & Cheese
Seasoned Ground Sirloin .... $ 7.29
Fresh, Oven-Roasted Chicken .... $ 7.49
Fajita Chicken or Fajita Beef .... $ 8.99 / $ 9.29

Tacos

Served with your choice of Mexican rice or green chile rice & refried or charro beans.

Soft Tacos .... $ 7.99
Handmade flour tortillas with lettuce, cheese, pico de gallo & guacamole
Guacamole · Fajita Chicken · Seasoned Ground Sirloin

Crispy Tacos .... $ 7.99
Handformed corn tortillas filled with seasoned ground sirloin, lettuce, cheese & tomatoes

Tacos Al Carbon .... $ 9.49
Freshly made flour tortillas filled with fajita chicken or beef, grilled onions and green chiles

Baja Tacos .... $ 8.69
Freshly made flour tortillas with your choice of lightly battered and fried fish or shrimp, cilantro, red cabbage and Creamy Jalapeño

House Specialties

Served with your choice of Mexican rice or green chile rice & refried or charro beans.

Chile Rellenos
An authentic New Mexican favorite. A fresh Anaheim pepper, fire-roasted and filled with your choice of the following. Battered and fried to perfection. Drizzled with sour cream.

Cheese with Ranchero sauce .... $ 8.99
Seasoned Ground Sirloin with Ranchero sauce .... $ 8.99
Fresh, Oven-Roasted Chicken & Cheese with Deluxe Tomatillo sauce .... $ 9.29
Shrimp & Cheese with Deluxe Tomatillo sauce .... $ 9.49

Chuychanga .... $ 8.99
A fried flour tortilla filled with fresh, oven-roasted chicken, cheese, cilantro & green chiles, garnished with sour cream & your choice of sauce

Steak Burrito .... $ 9.49
A handmade, 12" flour tortilla stuffed with sliced grilled steak & cheese, topped with spicy Hatch Green Chile sauce. Served with green chile rice & charro beans

Chicken Flautas .... $ 7.99
Homemade corn tortillas filled with freshly-roasted, hand-pulled chicken, rolled, fried and drizzled with our smoky, red chipotle sauce. Served with guacamole and sour cream

Elvis Green Chile Fried Chicken .... $ 8.79
A Chuy's original. A tender chicken breast breaded with Lay's® potato chips, deep fried and smothered in Green Chile sauce and cheddar cheese. Served with green chile rice and refried beans

Denotes meatless plates

www.chuys.com

At Chuy's, we take one thing seriously: Our Food!

Chuy's

Chuy's
fine
TEX MEX

CHUY'S

Chuy's

Chuy's
MEXICAN FOOD
CHUYS

Chuy's

If you've seen one Chuy's, you've seen one Chuy's!

Until                    , 2011 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. This document may only be used where it is legal to sell these securities. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus.

- i -

Basis of Presentation

We operate on a 52- or 53-week fiscal year that ends on the last Sunday of the calendar year. Each quarterly period has 13 weeks, except for a 53-week year when the fourth quarter has 14 weeks. Our 2008, 2009 and 2010 fiscal years each consisted of 52 weeks. Fiscal years are identified in this prospectus according to the calendar year in which the fiscal year ends. For example, references to “2010,” “fiscal 2010,” “fiscal year 2010” or similar references refer to the fiscal year ending December 26, 2010.

References to comparable restaurants in this prospectus include restaurants operating in and following the first full quarter following the 18th month of operations.

The information presented in this prospectus assumes (1) an initial public offering price of $     per share of common stock, which is the midpoint of the estimated range of the price set forth on the cover page of this prospectus, and (2) that the underwriters will not exercise their overallotment option. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. dollars.

Unless otherwise specified or the context otherwise requires, the references in this prospectus to “our company,” “the Company,” “us,” “we” and “our” refer to Chuy’s Holdings, Inc. together with its subsidiaries.

Unless otherwise indicated or the context otherwise requires, financial and operating data in this prospectus reflects the consolidated business and operations of Chuy’s Holdings, Inc. and its wholly owned subsidiaries.

Industry and Market Data

This prospectus includes industry and market data that we derived from internal company records, publicly available information and industry publications and surveys. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. We believe this data is accurate in all material respects as of the date of this prospectus. You should carefully consider the inherent risks and uncertainties associated with the industry and market data contained in this prospectus.

Trademarks and Copyrights

We own or have rights to trademarks or trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. In addition, we own or have the rights to copyrights, trade secrets and other proprietary rights that protect the content of our products and the formulations for such products. Solely for convenience, some of the trademarks, trade names and copyrights referred to in this prospectus are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trademarks and trade names.

- ii -

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common shares. You should read this prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

Business Overview

Chuy’s is a fast-growing, value-driven, full-service restaurant concept offering a distinct menu of authentic, high-quality Mexican food. We were founded in Austin, Texas in 1982 by Mike Young and John Zapp and, as of June 26, 2011, we operated 27 Chuy’s restaurants across Texas, Tennessee, Kentucky, Alabama and Indiana, with an average unit volume of $5.0 million for our comparable restaurants for the twelve months ended March 27, 2011. Our restaurants have a common décor, but each location is unique in format, offering an “unchained” look and feel, as expressed by our motto “If you’ve seen one Chuy’s, you’ve seen one Chuy’s!” Our restaurants have an upbeat, funky, eclectic, somewhat irreverent atmosphere while still maintaining a family-friendly environment. We are committed to providing value to our guests through offering large portions of made-from-scratch, flavorful Tex Mex inspired dishes using fresh, high-quality ingredients. Our employees are a key element of our culture and set the tone for a fun, family-friendly atmosphere with personalized service. We believe the inimitable Chuy’s culture is one of our most valuable assets, and we are committed to preserving and continually investing in our culture and our guests’ restaurant experience.

We have successfully grown the total number of Chuy’s restaurants from eight locations as of December 31, 2007 to 27 locations as of June 26, 2011. In the first half of 2011, we opened four restaurants and plan to open an additional four by the end of the year, representing a compound annual growth rate of 40.3% since year-end 2007. From fiscal year 2007 to the twelve months ended March 27, 2011, our annual revenue increased from $42.1 million to $103.7 million, Adjusted EBITDA increased from $5.7 million to $15.0 million and our income from operations increased from $2.0 million to $9.3 million, representing compounded annual growth rates of 32.1%, 34.9% and 60.8%, respectively. For a reconciliation of Adjusted EBITDA, a non-GAAP term, to income from operations, see footnote 4 to “—Summary Historical Financial and Operating Data.” Our change in comparable restaurant sales has outperformed the KNAPP-TRACK™ index of casual dining restaurants for each of the last five years. In our most recent quarterly period ended March 27, 2011, comparable restaurant sales increased 6.7% over the same period from the prior year. We believe that the broad appeal of our concept and our compelling restaurant model provide us with significant opportunities for continued profitable growth.

Our imaginative core menu was established using authentic recipes from family and friends of our founders, and has remained relatively unchanged over the years. We offer the same menu during lunch and dinner, which includes enchiladas, fajitas, tacos, burritos, combination platters and daily specials, complemented by a variety of appetizers, soups and salads. Each of our restaurants also offers a variety of authentic, flavorful, homemade sauces, including the signature Hatch green chile and creamy jalapeño sauces, all of which we make from scratch daily in each restaurant using high-quality ingredients. These sauces are a key element of our offering and provide our customers with an added ability to customize their orders. Our menu offers significant value to our guests, with only three out of 49 menu items priced over $10.00. We also offer a full-service bar in all of our restaurants providing our guests a variety of value-oriented beverage offerings. We feature a distinctive selection of specialty cocktails including our signature on-the-rocks margaritas made with fresh, hand-squeezed lime juice and the Texas Martini, a made-to-order, hand-shaken cocktail served with special jalapeño-stuffed olives. The bar represents an important aspect of our concept, where guests frequently gather prior to being seated. For the twelve months ended March 27, 2011, alcoholic beverages constituted 19.8% of our total restaurant sales.

We strive to create a unique and memorable customer experience at each of our locations. While the layout in each of our restaurants varies, we maintain distinguishable elements across our locations, including hand-carved, hand-painted wooden fish imported from Mexico, a variety of vibrant Mexican folk art, a “Nacho Car” that provides complimentary chips, salsa and chile con queso in the trunk of a classic car, vintage hubcaps hanging from the ceiling, colorful hand-made floor and wall tile and festive metal palm trees. Our restaurants range in size from 5,300 to 12,500 square feet, with average seating for approximately 300 guests. Nearly all of our restaurants feature outdoor patios. Additionally, our flexible seating arrangements allow us to cater to families and parties of all sizes, a key differentiator for us versus casual dining operators. Our brand strategy of having an “unchained” look and feel allows our restaurants to establish their own identity and provides us with a flexible real estate model. Our site selection process is focused on conversions of existing restaurants as well as new ground-up prototypes in high-quality locations. Our restaurants are open for lunch and dinner seven days a week. We serve approximately 7,500 customers per location per week or 400,000 customers per location per year, on average, by providing high-quality, freshly prepared food at a competitive, compelling price point. We believe that many of Chuy’s guests visit one of our restaurants multiple times per week.

Our Business Strengths

Over our 29-year operating history, we have developed and refined the following strengths:

Fresh, Authentic Mexican Cuisine. Our goal is to provide unique, authentic Mexican food using only the freshest ingredients. Every day in each restaurant, we roast and hand pull whole chickens, hand roll fresh tortillas, squeeze fresh lime juice and prepare fresh guacamole from whole avocados. In addition, we make all nine to eleven of our authentic, flavorful, homemade sauces daily using high-quality ingredients. This commitment to made-from-scratch, freshly prepared cooking results in great tasting, high-quality food, a sense of pride among our restaurant employees and loyalty among our guests. Some of our kitchen managers travel to Hatch, New Mexico every summer to hand-select batches of our iconic green chiles. Our commitment to serving the highest quality food is also evidenced by us serving only Choice quality beef. Our culture revolves around freshly-prepared food, as there are no walk-in freezers in our prototype kitchens. We believe our servers and kitchen staff are highly proficient in executing the core menu and capable of satisfying large quantities of custom orders, as the majority of our orders are customized. Additionally, we believe our superior, “crave-able” food offering is the core of our concept and has differentiated us from our competitors.

Exceptional Dining Value with Broad Customer Appeal. We are committed to providing value to our guests through offering large portions of flavorful Tex Mex inspired dishes using fresh, high-quality ingredients. We believe our menu offers a considerable value proposition to our guests, with only three out of our 49 menu items priced over $10.00. For the twelve months ended March 27, 2011, our average check was $12.90, which we believe is lower than all of our primary competitors. We empower our employees to make sure that each plate is prepared according to our presentation and recipe standards.

Although our core demographic is ages 21 to 44, we believe our restaurants appeal to a broad spectrum of customers and will continue to benefit from trends in consumers’ preferences. We believe consumers are craving bold, “high taste profile” foods, like those featured in our core offering. Additionally, we believe our brand appeals to a wide demographic and will continue to benefit from the growing demand for fresh, authentic Mexican food and a fun, festive dining experience. We are also a popular venue for families and other large parties, and consider many of our restaurants to be destination locations, drawing customers from as far as 30 miles away. We locate our restaurants in high-traffic locations to attract primarily local patrons with limited reliance on business travelers.

Upbeat Atmosphere Coupled with Appealing, Irreverent Brand Helps Differentiate Concept. As stated in our motto “If you’ve seen one Chuy’s, you’ve seen one Chuy’s!” each of our restaurants is uniquely designed. However, most share a few common elements – hand-carved, hand-painted wooden fish, hubcaps hanging from the ceiling, colorful hand-made floor and wall tile, palm trees crafted from scrap metal and a variety of colorful Mexican folk art. Much of this décor, including all of the wooden fish and painted tiles, is sourced from vendors in Mexican villages that have partnered with us for decades. Additionally, virtually all restaurants feature a complimentary self-serve “Nacho Car,” a hollowed-out, customized classic car trunk filled with fresh chips, salsa and chile con queso.

Combined with the personalized service from our friendly and energetic employees, these signature elements create an upbeat feeling with a funky, eclectic and somewhat irreverent atmosphere. Our restaurants feature a fun mix of rock and roll rather than traditional Mexican-style music, helping to provide an energetic guest experience. We also believe that each restaurant reflects the character and history of its individual community. Many of our restaurants have added unique, local elements such as a special wall of photos featuring customers with their friends, families and dogs. This has allowed our customers to develop a strong sense of pride and ownership in their local Chuy’s.

Deep Rooted and Inspiring Company Culture. We believe the inimitable Chuy’s culture is one of our most valuable assets, and we are committed to preserving and continually investing in our culture and restaurant experience. Since our founding in 1982, we have developed close personal relationships with our guests, employees and vendor-partners. We emphasize a fun, passionate and authentic culture and support active social responsibility and involvement in local communities. We regularly sponsor a variety of community events including our annual Chuy’s Children Giving to Children Parade, Chuy’s Hot to Trot 5K and other local charitable events. We believe the uniqueness of the Chuy’s experience has created a “cult-like following” which includes our dedicated employees and devoted customers. We believe our employees and guests share an energy and passion for our concept that differentiates us in the restaurant industry. This is evidenced by our low annual turnover rate, which as of June 26, 2011 was 9.2% for managers and 47.2% for hourly employees, and our goal of promoting 40% of restaurant-level managers from within, as well as our solid base of repeat guests.

In order to retain our unique culture as we grow, we invest significant time and capital into our training programs. We devote substantial resources to identifying, selecting and training our restaurant-level employees. We typically have ten in-store trainers at each existing location who provide both front- and back-of-the-house training on site. We also have an approximately 20-week training program for all of our restaurant managers, which includes eight weeks of “cultural” training, in which managers observe our established restaurants’ operations and customer interactions. We believe our focus on cultural training is a core aspect of our company and reinforces our commitment to the Chuy’s brand identity. In conjunction with our training activities, we hold “Culture Clubs” four or more times per year, as a means to fully impart the Chuy’s story through personal appearances by our founders Mike Young and John Zapp.

Proven, Flexible Business Model with Industry Leading Unit Economics. We have a long standing track record of consistently producing high average unit volumes relative to competing Mexican concepts, as well as established casual dining restaurants. For the twelve months ended March 27, 2011, our comparable restaurants generated average unit volumes of $5.0 million, with our highest volume restaurant generating $7.2 million. We maintain strong Restaurant-Level EBITDA margins at our comparable restaurants, which for the twelve months ended March 27, 2011 represented 21.8% of revenues. For a reconciliation of Restaurant-Level EBITDA, a non-GAAP term, to income from operations, see footnote 4 to “—Summary Historical Financial and Operating Data.” We have successfully opened and operated restaurants in Texas, the Southeast and the Midwest and achieved attractive rates of return on our invested capital, providing a strong foundation for expansion in both new and existing markets. Under our investment model, our new restaurant openings have historically required a net cash investment of approximately $1.7 million. We target a cash-on-cash return beginning in the third operating year of 40.0%, and a sales to investment ratio of 2:1 for our new restaurants. On average, returns on units opened since 2008 have exceeded these target returns in the second year of operations.

Seasoned Management Team with Significant Operational Experience and Proven Track Record. We are led by a strong management team with extensive experience in all aspects of restaurant operations. Our senior management team has an average tenure of approximately 15 years and our 27 general managers have an average tenure of more than eight years. In 2007, we hired our CEO and President, Steve Hislop. Mr. Hislop is the former President of O’Charley’s Restaurants, where he spent 19 years performing a variety of functions, including serving as Concept President and a member of the board of directors, and helped grow the business from 12 restaurants to a multi-concept company with 347 restaurants during his tenure. Since Mr. Hislop’s arrival in 2007, we have accelerated our growth plan and successfully opened 19 new restaurants, as of June 26, 2011, and entered six new markets.

Our Business Strategies

Pursue New Restaurant Development. We will continue to pursue a disciplined growth strategy in both established and adjacent markets across Texas, the Southeast and the Midwest where we believe we can achieve high unit volumes and attractive unit level returns. We believe the broad appeal of the Chuy’s concept, strong unit economics and flexible real estate strategy enhance the portability of our concept and provide us significant opportunity for expansion. Our new restaurant development will consist primarily of conversions of existing structures, with select new unit builds in highly attractive and prime locations.

We have built a scalable infrastructure and have successfully grown our restaurant base through a challenging economic environment. In 2009, we opened five new restaurants, including our first restaurant outside of Texas in Nashville, Tennessee, as well as our first small market restaurant in Waco, Texas. In 2010, we opened six new restaurants including three locations outside of Texas: Murfreesboro, Tennessee; Birmingham, Alabama; and Louisville, Kentucky. Each of these restaurants opened at high unit volumes with attractive returns and provides us a platform to continue our growth. In 2011, we opened four new restaurants in the first half of the year, including our first restaurant in Indiana, and we plan to open four additional new restaurants by the end of the year. Further, we expect to open an additional 35 to 40 new restaurants over the next five years.

Leverage Scalable Infrastructure and Increase Our Margins. In preparation for our new restaurant development plan, we have made significant investments in infrastructure over the past several years. We believe we now have the corporate and supervisory personnel in place to support our growth plan for the foreseeable future. We believe that as the restaurant base grows, our general and administrative costs will increase at a slower growth rate than our revenue. Additionally, we foresee relatively minimal increases in marketing spend as we enter new markets, as the majority of our marketing is done through non-traditional channels such as community events, charity sponsorships, social media and word-of-mouth from our devoted followers, as well as partnerships with local public relations firms.

Deliver Consistent Comparable Restaurant Sales Through Providing High-Quality Food and Service. We believe we will be able to generate comparable restaurant sales growth by consistently providing an attractive price/value proposition for our guests with excellent service in an upbeat atmosphere. We will remain focused on delivering freshly prepared, authentic, high-quality Mexican cuisine at a significant value to our guests. Though the core menu will remain unchanged, we will continue to explore potential additions as well as limited time food and drink offerings. Additionally, we will continue to promote our brand while protecting the unique culture that defines the Chuy’s experience. Grassroots marketing efforts, such as local “Redfish Rallies,” “Elvis sightings” and charity events, as well as our line of eclectic t-shirts, will assist us in building the Chuy’s brand and driving traffic in our restaurants.

Additionally, we prioritize customer service in our restaurants, and will continue to invest significantly in ongoing training of our employees. In addition to our new manager training program and at least quarterly “Culture Clubs,” 20 to 24 of our trainers are dispatched to open new restaurants and ensure a solid foundation of guest service, food preparation and our cultured environment. We believe these initiatives will help enhance guest satisfaction, minimize wait times and help us serve our guests more efficiently during peak periods, which we believe is particularly important at our restaurants that operate at or near capacity.

Refinancing Transactions

On May 24, 2011, we entered into a $67.5 million senior secured credit facility. All borrowings from our previous credit agreements were retired with the proceeds from this new senior secured credit facility. We used the proceeds from the new senior secured credit facility to, among other things, pay a special dividend totaling approximately $19.0 million on all outstanding shares of our common stock and preferred stock. We refer to the new senior secured credit facility and related transactions as the “Refinancing Transactions.” See “Description of Indebtedness.”

Our History

We were founded in Austin, Texas in 1982 by Michael Young and John Zapp. Our company was incorporated in November 2006 in connection with the majority investment in our company by Goode Partners LLC, which we refer to as our Sponsor. As a result of the investment, Goode Chuy’s Holdings, LLC, an affiliate of Goode Partners LLC became our controlling stockholder.

Our Principal Stockholders

Upon the completion of this offering, Goode Chuy’s Holdings, LLC, our controlling stockholder, and its affiliates and Mike Young and John Zapp, our founders, are expected to own approximately     %, and     %, respectively, of our outstanding common stock, or     %, and     %, respectively, if the underwriters’ option to purchase additional shares is fully exercised. As a result, our controlling stockholder and our founders will be able to exert significant voting influence over fundamental and significant corporate matters and transactions. See “Risk Factors—Our Sponsor will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control. Our founders may also continue to exert significant influence over us.”

Goode Partners LLC is a New York based private equity firm with a $225.0 million fund. Our Sponsor strives to create significant stockholder value by bringing a combination of operational and financial resources into active partnership with the owners and management teams of high-growth potential, consumer-oriented companies. They invest primarily in the consumer sector, specifically consumer brands and services, retail, restaurants and direct marketing/selling.

Risk Factors

Before you invest in our stock, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.” Risks relating to our business include, among others, that our financial results depend significantly upon the success of our existing and new restaurants and our long-term success is highly dependent on our ability to successfully develop and expand our operations.

Company Information

Our principal executive office is located at 1623 Toomey Road, Austin, Texas 78704 and our telephone number is 1-888-HEY-CHUY. Our website address is www.chuys.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

THE OFFERING

Shares of common stock offered by us	shares.

Shares of common stock offered by the selling stockholders	shares, or shares if the underwriters exercise their over-allotment option in full.

Over-allotment option	The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our common stock to cover overallotments.

Ownership after offering	Upon completion of this offering, our executive officers, directors and affiliated entities will own approximately % of our outstanding common stock, or % if the underwriters exercise their over-allotment option in full, and will as a result have significant control over our affairs.

Common stock to be outstanding after this offering	shares.

Use of proceeds	We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of $ million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus. We intend to use the net proceeds of this offering, to:

■

make a mandatory prepayment of $     to the outstanding balance under our term A loan and to pay the Libor funding breakage costs under our new senior credit facility that we entered into on May 24, 2011; and

■	pay a fee of $2.0 million to terminate our advisory agreement with our Sponsor.

Any remaining net proceeds will be used for working capital and general corporate purposes.

We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds” and “Principal and Selling Stockholders.”

Dividend policy	We did not declare or pay any dividends on our common stock during fiscal years 2009 and 2010. We declared and paid a one-time dividend of $0.6347 per share on shares of our common stock and our series A preferred stock, series B preferred stock and series X preferred stock during May 2011, totaling $19.0 million. See “Dividend Policy.”

We currently expect to retain all available funds and future earnings, if any, for use in the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future.

Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements and such other factors as our board of directors deems relevant. In addition, our new senior secured credit facility restricts our ability to pay dividends. See “Description of Indebtedness.”

Risk factors	Investment in our common stock involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus before investing in our common stock.

Without giving effect to the conversion of our series A preferred stock, our series B preferred stock and our series X preferred stock or our     :     reverse stock split expected to occur prior to the consummation of this offering, the number of shares of our common stock to be outstanding after this offering is based on      shares of common stock outstanding as of     , 2011 and excludes 2,729,959 shares of our common stock issuable upon exercise of outstanding options under our 2006 Stock Option Plan at a weighted average exercise price of $1.62 per share. See “Compensation Discussion and Analysis—2006 Stock Option Plan.”

Unless otherwise noted, all information in this prospectus:

■	assumes that the underwriters do not exercise their over-allotment option; and

■

other than historical financial information, reflects (1) the amendment and restatement of our certificate of incorporation to give effect to a     :     reverse stock split of our outstanding common stock and (2) the exchange of all shares of our issued and outstanding series A preferred stock, series B preferred stock and series X preferred stock for 29,398,538 pre-stock split shares of common stock at an exchange ratio of 1:1 immediately prior to the consummation of this offering.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth, for the periods and dates indicated, our summary historical financial and operating data. We have derived the statement of operations data for the fiscal years ended December 28, 2008, December 27, 2009 and December 26, 2010 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the statement of operations data for the thirteen weeks ended March 28, 2010 and March 27, 2011 and balance sheet data as of March 27, 2011 from our unaudited interim consolidated financial statements appearing elsewhere in this prospectus. You should read this information in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

	YEAR ENDED (1)				THIRTEEN WEEKS ENDED
	DECEMBER 28, 2008	DECEMBER 27, 2009	DECEMBER 26, 2010		MARCH 28, 2010	MARCH 27, 2011
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Revenue	$51,868	$69,394		$94,908	$20,374		$29,209
Cost of Sales	15,833	20,120		28,096	6,050		8,843
Labor	14,956	21,186		30,394	6,537		9,191
Operating	6,587	8,558		11,822	2,506		3,520
Occupancy	3,248	4,314		5,654	1,257		1,687
General and administrative	6,342	4,617		5,293	1,252		1,453
Marketing	389	533		655	157		220
Restaurant pre-opening	867	1,673		1,959	340		668
Depreciation and amortization	785	1,549		2,732	592		925

Total costs and expenses	49,007	62,550		86,605	18,691		26,507

Income from operations	2,861	6,844		8,303	1,683		2,702
Interest expense	2,823	3,114		3,584	913		889

Income before income taxes	38	3,730		4,719	770		1,813
Income tax provision (benefit)	(113)	1,077		1,428	242		549

Net income	$151	$2,653		$3,291	$528		$1,264

Per Share Data: (2)
Basic net income per share	$0.01	$0.09		$0.11	$0.02		$0.04
Diluted net income per share	$0.01	$0.09		$0.11	$0.02		$0.04
Weighted average common stock outstanding
Basic	28,002,222	28,070,400		29,179,571	28,094,388		29,866,954
Diluted	28,847,589	29,346,847		30,730,772	29,507,339		31,589,160
Pro Forma Per Share Data: (3)
Basic net income per share			$			$
Diluted net income per share			$			$
Weighted average common stock outstanding
Basic
Diluted

	YEAR ENDED (1)			THIRTEEN WEEKS ENDED
	DECEMBER 28, 2008	DECEMBER 27, 2009	DECEMBER 26, 2010	MARCH 28, 2010	MARCH 27, 2011
	(Dollars in thousands, except per share data)
Other Financial Data:
Net cash provided by operating activities	$3,111	$6,292	$11,752	$979	$4,367
Net cash used in investing activities	$(6,287)	$(15,588)	$(16,646)	$(2,060)	$(4,914)
Net cash provided by financing activities	$4,030	$9,750	$6,169	$813	$107
Capital expenditures	$6,029	$15,395	$16,370	$1,996	$4,840
Restaurant-Level EBITDA (4)	$10,855	$14,683	$18,287	$3,867	$5,748
Restaurant-Level EBITDA margin (4)	20.9%	21.2%	19.3%	19.0%	19.7%
Adjusted EBITDA (4)	$7,321	$10,349	$13,369	$2,709	$4,389
Adjusted EBITDA margin (4)	14.1%	14.9%	14.1%	13.3%	15.0%

Operating Data:
Total restaurants (at end of period)	12	17	23	18	24
Total comparable restaurants (at end of period)	8	8	13	10	14
Average sales per comparable restaurant (5)	$5,400	$5,292	$4,985	$1,257	$1,261
Change in comparable restaurant sales (5)	2.9%	(2.0)%	0.7%	(2.9)%	6.7%
Average check (6)	$12.66	$12.77	$12.74	$12.73	$12.89

	ACTUAL AS OF MARCH 27, 2011	PRO FORMA AS OF MARCH 27, 2011 (7)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$2,897	$
Working capital (deficit)	(1,128)
Total assets	89,700
Total debt	30,839
Total shareholders’ equity	42,330

(1)

We utilize a 52- or 53-week accounting period which ends on the Sunday immediately preceding December 31. The fiscal years ended December 26, 2010, December 27, 2009 and December 28, 2008 had 52 weeks.

(2)

Gives effect to the conversion of our series A preferred stock, series B preferred stock and series X preferred stock to common stock prior to the consummation of this offering, assuming such conversion on the first day of the period presented.

(3)

Pro forma data gives effect to (i) the Refinancing Transactions, (ii) the conversion of our series A preferred stock, series B preferred stock and series X preferred stock into 29,398,538 pre-stock split shares of common stock prior to the consummation of this offering, (iii) the         -for-        reverse stock split of our common stock prior to the consummation of this offering, (iv) the                  shares of our common stock to be issued by us in this offering at an initial public offering price of $             per share, the midpoint of the range set forth on the cover of this prospectus, and (v) the use of proceeds therefrom, as if each of these events occurred on December 27, 2009. Pro forma basic net income per share consists of pro forma net income divided by the pro forma basic weighted average common stock outstanding. Pro forma diluted net income per share consists of pro forma net income divided by the pro forma diluted weighted average common stock outstanding.

Pro forma net income per share reflects: (i) the elimination of the annual management fee to our Sponsor and reimbursement of our Sponsor’s out-of-pocket expenses, (ii) decreases in interest expense resulting from the prepayment of outstanding loans under our new senior secured credit facility with the net proceeds of this offering, as described in “Use of Proceeds” and (iii) increases in income tax expense due to higher income before income taxes resulting from the elimination of the annual management fee as a result of the termination of the advisory agreement with our Sponsor described in (i) above and a decrease in interest expense as a result of our prepayments of loans under our new senior secured credit facility as described in (ii) above.

Pro forma data does not give effect to (i) the termination fee of $2.0 million to be paid to our Sponsor upon consummation of this offering, (ii) the write-off of deferred financing fees of $             million in connection with the use of the proceeds from this offering and (iii) a $             million charge resulting from the acceleration of vesting of stock options of our Chief Executive Officer as a result of this offering.

The following is a reconciliation of historical net income to pro forma net income for year ended December 26, 2010 and the thirteen weeks ended March 27, 2011:

	YEAR ENDED DECEMBER 26, 2010	THIRTEEN WEEKS ENDED MARCH 27, 2011
Net income	$	$
Management fees and expenses (a)
Decrease in interest expense (b)
Increase in income tax expense (c)

Pro forma net income	$	$
Weighted average common stock outstanding
Basic
Diluted
Pro forma Basic net income per share
Pro forma Diluted net income per share

(a)

On November 7, 2006, in connection with our Sponsor’s investment, we entered into an advisory agreement with our Sponsor, pursuant to which our Sponsor agreed to provide us with certain financial advisory services. In exchange for these services, we pay our Sponsor an aggregate annual management fee equal to $350,000, and we reimburse our Sponsor for out-of-pocket expenses incurred in connection with the provision of services. Upon the completion of this offering, we and our Sponsor have agreed to terminate the advisory agreement in exchange for a termination fee of $2.0 million.

(b)

Reflects adjustments to interest expense resulting from the Refinancing Transactions and our prepayment, with the net proceeds of this offering of $     million of aggregate principal amount of outstanding loans under our new senior secured credit facility.

(c)

Reflects adjustments to historical income tax expense to reflect increases in income tax expense due to higher income before income taxes resulting from a decrease in management fees and expenses as a result of termination of the advisory agreement with our Sponsor as described in (a) above and a decrease in interest expense as a result of our prepayment of loans under our new senior secured credit facility as described in (b) above.

The following is a reconciliation of historical interest expense to pro forma interest expense for the year ended December 26, 2010 and the thirteen weeks ended March 27, 2011:

	YEAR ENDED DECEMBER 26, 2010	THIRTEEN WEEKS ENDED MARCH 27, 2011
Interest expense	$	$
Increase resulting from Refinancing Transactions (d)
Decrease resulting from use of proceeds of this offering (e)
Decrease resulting from decrease in interest rate (f)

Pro forma interest expense	$	$

(d)

Reflects the increase in interest expense resulting from our higher outstanding borrowings following the Refinancing Transactions, at an assumed interest rate of 8.5%, which was the actual interest rate in effect on July 1, 2011.

(e)	Reflects the difference between the borrowings under our senior secured credit facility of $ million and $ million pre-and post-offering, respectively.
(f)

Reflects a change in the interest rate from the assumed interest rate of 8.5% to an assumed interest rate of     % due to the reduction in our total leverage ratio to below 2.0 to 1.0. The assumed interest rate will take effect on July 1, 2012, pursuant to the terms of our new senior secured credit facility provided that we maintain our 2.0 to 1.0 total leverage ratio.

(4)

Restaurant-Level EBITDA represents income from operations plus the sum of general and administrative expenses, restaurant pre-opening costs and depreciation and amortization. Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization plus the sum of restaurant pre-opening costs, deferred compensation and management fees and expenses.

We are presenting Restaurant-Level EBITDA and Adjusted EBITDA, which are not prepared in accordance with GAAP, because we believe that they provide an additional metric by which to evaluate our operations and, when considered together with our GAAP results and the reconciliation to our income from operations and net income, respectively, we believe they provide a more complete understanding of our business than could be obtained absent this disclosure. We use Restaurant-Level EBITDA and

Adjusted EBITDA, together with financial measures prepared in accordance with GAAP, such as revenue, income from operations, net income and cash flows from operations, to assess our historical and prospective operating performance and to enhance our understanding of our core operating performance. Restaurant-Level EBITDA and Adjusted EBITDA are presented because: (i) we believe they are useful measures for investors to assess the operating performance of our business without the effect of non-cash depreciation and amortization expenses; (ii) we believe that investors will find these measures useful in assessing our ability to service or incur indebtedness; and (iii) we use Restaurant-Level EBITDA and Adjusted EBITDA internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors. The use of Restaurant-Level EBITDA and Adjusted EBITDA as performance measures permits a comparative assessment of our operating performance relative to our performance based on our GAAP results, while isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. Companies within our industry exhibit significant variations with respect to capital structures and cost of capital (which affect interest expense and tax rates) and differences in book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. Our management believes that Restaurant-Level EBITDA and Adjusted EBITDA facilitate company-to-company comparisons within our industry by eliminating some of the foregoing variations.

Restaurant-Level EBITDA and Adjusted EBITDA are not determined in accordance with GAAP and should not be considered in isolation or as an alternative to net income, income from operations, net cash provided by operating, investing or financing activities or other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Neither Restaurant-Level EBITDA nor Adjusted EBITDA should be considered as a measure of discretionary cash available to us to invest in the growth of our business. Restaurant-Level EBITDA and Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies and our presentation of Restaurant-Level EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual items.

Our management recognizes that Restaurant-Level EBITDA and Adjusted EBITDA have limitations as analytical financial measures, including the following:

■	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect our capital expenditures or future requirements for capital expenditures;

■	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, associated with our indebtedness;

■

Restaurant-Level EBITDA and Adjusted EBITDA do not reflect depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, nor do Restaurant-Level EBITDA and Adjusted EBITDA reflect any cash requirements for such replacements;

■	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

■	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect restaurant pre-opening costs; and

■	Restaurant-Level EBITDA does not reflect general and administrative expenses.

A reconciliation of Restaurant-Level EBITDA, Adjusted EBITDA and EBITDA to income from operations and net income is provided below.

	YEAR ENDED (1)			THIRTEEN WEEKS ENDED
	DECEMBER 28, 2008	DECEMBER 27, 2009	DECEMBER 26, 2010	MARCH 28, 2010	MARCH 27, 2011
	(Dollars in thousands)
Adjusted EBITDA:
Income from operations	$2,861	$6,844	$8,303	$1,683	$2,702
Interest expense	2,823	3,114	3,584	913	889
Income tax provision (benefit)	(113)	1,077	1,428	242	549

Net income	$151	$2,653	$3,291	$528	$1,264
Income tax provision (benefit)	(113)	1,077	1,428	242	549
Interest expense	2,823	3,114	3,584	913	889
Depreciation and amortization	785	1,549	2,732	592	925

EBITDA	$3,646	$8,393	$11,035	$2,275	$3,627
Deferred compensation (a)	2,438	(100)	—	—	—
Management fees and expenses (b)	370	383	375	94	94
Restaurant pre-opening (c)	867	1,673	1,959	340	668

Adjusted EBITDA	$7,321	$10,349	$13,369	$2,709	$4,389

Restaurant-Level EBITDA:
Income from operations	$2,861	$6,844	$8,303	$1,683	$2,702
General and administrative	6,342	4,617	5,293	1,252	1,453
Restaurant pre-opening (c)	867	1,673	1,959	340	668
Depreciation and amortization	785	1,549	2,732	592	925

Restaurant-Level EBITDA	$10,855	$14,683	$18,287	$3,867	$5,748

(a)

In connection with our acquisition by our Sponsor, we entered into employment agreements with certain employees pursuant to which we agreed to pay bonuses monthly over a two or three year period. The payment of the bonuses under certain of these employment agreements was subject to continued employment with us. For bonus payments subject to continued employment, we recognized the bonus payments as compensation expense on a straight-line basis over the requisite service period. With respect to certain agreements that were not subject to continued employment, we recognized the bonus payments as compensation expense at the time the expense was incurred. All required payments under these employment agreements have been made as of December 28, 2009. In accordance with these employment agreements, the entity owned by our Founders assumed the obligations to make future payments under the employment agreements. See “Certain Relationships and Related Party Transactions—Bonus Payments and Related Note.”

(b)	For a discussion of our management fees and expenses, see footnote (a) to the reconciliation of pro forma net income to net income as set forth in footnote 3 above.
(c)

Restaurant pre-opening costs include expenses directly associated with the opening of new restaurants and are incurred prior to the opening of a new restaurant. See Note 1 to our audited consolidated financial statements for additional details.

Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenues. We present Adjusted EBITDA margin because it is used by management as a performance measurement to judge the level of Adjusted EBITDA generated from revenues and we believe its inclusion is appropriate to provide additional information to investors.

(5)

We consider a restaurant to be comparable in the first full quarter following the eighteenth month of operations. Change in comparable restaurant sales reflect changes in sales for the comparable group of restaurants over a specified period of time.

(6)	Average check is calculated by dividing revenue by guest counts for a given period of time. Guest count is measured by the number of entrees sold.
(7)

Pro forma balance sheet data as of March 27, 2011, gives effect to this offering and the use of proceeds therefrom, as if this offering was consummated on March 27, 2011 at an initial public offering price of $    , the midpoint of the range on the cover of this prospectus.

The following is a reconciliation of total stockholders’ equity to pro forma total stockholders’ equity as of March 27, 2011:

AT MARCH 27, 2011
Total stockholders’ equity	$
Net proceeds from this offering
Payment of advisory agreement termination fee, net of tax
Write-off of deferred financing fees, net of tax

Pro forma total stockholders’ equity	$

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the following risk factors and the other information in this prospectus, including our consolidated financial statements and related notes to those statements, before you decide to invest in our common stock. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Relating to Our Business and Industry

Our financial results depend significantly upon the success of our existing and new restaurants.

Future growth in our revenues and profits will depend on our ability to develop profitable new restaurants, maintain or grow sales and efficiently manage costs in our existing and new restaurants. As of June 26, 2011, we operated 27 restaurants, of which nine restaurants were opened within the preceding twelve months. The results achieved by these restaurants may not be indicative of longer-term performance or the potential market acceptance of restaurants in other locations.

The success of our restaurants revolves principally around guest traffic and average check per guest and customer experience. Significant factors that might adversely affect the average guest traffic and average check include, without limitation:

■

declining economic conditions, including housing market downturns, rising unemployment rates, lower disposable income, credit conditions, fuel prices and consumer confidence and other events or factors that adversely affect consumer spending in the markets we serve;

■	increased competition in the restaurant industry, particularly in the Mexican cuisine and casual and fast-casual dining segments;

■	changes in consumer preferences;

■	guests’ budgeting constraints;

■	guests’ failure to accept menu price increases that we may make to offset increases in key operating costs;

■	our reputation and consumer perception of our concepts’ offerings in terms of quality, price, value, ambience and service; and

■	guest experiences from dining in our restaurants.

Our restaurants are also susceptible to increases in certain key operating expenses that are either wholly or partially beyond our control, including, without limitation:

■	food and other raw materials costs, many of which we do not or cannot effectively hedge;

■	labor costs, including wage, workers’ compensation, health care and other benefits expenses;

■	rent expenses and construction, remodeling, maintenance and other costs under leases for our new and existing restaurants;

■	compliance costs as a result of changes in regulatory or industry standards;

■	energy, water and other utility costs;

■	costs for insurance (including health, liability and workers’ compensation);

■	information technology and other logistical costs; and

■	expenses due to litigation against us.

Certain of our restaurants operate at or near capacity. As a result, we may be unable to grow or maintain same store sales at those restaurants, particularly if additional restaurants are opened near the existing location. The failure of our existing or new restaurants to perform as expected could have a significant negative impact on our financial condition and results of operations.

Our long-term success is highly dependent on our ability to successfully identify appropriate sites and develop and expand our operations.

We intend to develop new restaurants in our existing markets, and selectively enter into new markets. Since the start of 2008, we have expanded from eight restaurants to 27 restaurants as of June 26, 2011, and we plan to open four additional restaurants for a total of eight restaurants in 2011. There can be no assurance that any new restaurant that we open will have similar operating results to those of existing restaurants. We may not be able to open our planned new restaurants on a timely basis, if at all, and, if opened, these restaurants may not be operated profitably. The number and timing of new restaurants opened during any given period, and their associated contribution to operating growth, may be negatively impacted by a number of factors including, without limitation:

■	identification and availability of appropriate locations that will drive high levels of guest traffic and sales per unit;

■	inability to generate sufficient funds from operations or to obtain acceptable financing to support our development;

■	recruitment and training of qualified operating personnel in the local market;

■	availability of acceptable lease arrangements, including sufficient levels of tenant allowances;

■	the financial viability of our landlords, including the availability of financing for our landlords and our landlords ability to pay tenant incentives on a timely basis;

■	construction and development cost management;

■	timely delivery of the leased premises to us from our landlords and punctual commencement of our buildout construction activities;

■	delays due to the customized nature of our restaurant concepts and decor, construction and pre-opening processes for each new location;

■	obtaining all necessary governmental licenses and permits, including our liquor licenses, on a timely basis to construct or remodel and operate our restaurants;

■	inability to comply with certain covenants under our new senior secured credit facility that could limit our ability to open new restaurants;

■	consumer tastes in new geographic regions and acceptance of our restaurant concept;

■	competition in new markets, including competition for restaurant sites;

■	unforeseen engineering or environmental problems with the leased premises;

■	adverse weather during the construction period;

■	anticipated commercial, residential and infrastructure development near our new restaurants; and

■	other unanticipated increases in costs, any of which could give rise to delays or cost overruns.

We have experienced, and expect to continue to experience, delays in restaurant openings from time to time. Such actions may limit our growth opportunities. We cannot assure you that we will be able to successfully expand or acquire critical market presence for our brand in new geographical markets, as we may encounter well-established competitors with substantially greater financial resources. We may be unable to find attractive locations, build name recognition, successfully market our brand or attract new guests. Competitive circumstances and consumer characteristics in new market segments and new geographical markets may differ substantially from those in the market segments and geographical markets in which we have substantial experience. If we are unable to expand in existing markets or penetrate new markets, our ability to increase our revenues and profitability may be harmed.

Changes in economic conditions, including continuing effects from the recent recession, could materially affect our business, financial condition and results of operations.

The restaurant industry depends on consumer discretionary spending. The recent recession, coupled with high unemployment rates, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, rising fuel prices and reduced access to credit and reduced consumer confidence, has impacted consumers’ ability and willingness to spend discretionary dollars. Economic conditions may remain volatile and may continue to repress consumer confidence and discretionary spending for the near term. If the weak economy continues for a prolonged period of time or worsens, guest traffic could be adversely impacted if our guests choose to dine out less frequently or reduce the amount they spend on meals while dining out. We believe that if the current negative economic conditions persist for a long period of time or become more pervasive, consumers might make long-lasting changes to their discretionary spending behavior, including dining out less frequently on a permanent basis. If restaurant sales decrease, our profitability could decline as we spread fixed costs across a lower level of sales. Reductions in staff levels, asset impairment charges and potential restaurant closures could result from prolonged negative restaurant sales. There can be no assurance that the macroeconomic environment or the regional economics in which we operate will improve significantly or that government stimulus efforts will improve consumer confidence, liquidity, credit markets, home values or unemployment, among other things.

Damage to our reputation or lack of acceptance of our brand in existing or new markets could negatively impact our business, financial condition and results of operations.

We believe we have built our reputation on the high quality of our food, service and staff, as well as on our unique culture and the ambience in our restaurants, and we must protect and grow the value of our brand to continue to be successful in the future. Any incident that erodes consumer affinity for our brand could significantly reduce its value and damage our business. For example, our brand value could suffer and our business could be adversely affected if guests perceive a reduction in the quality of our food, service or staff, or an adverse change in our culture or ambience, or otherwise believe we have failed to deliver a consistently positive experience.

In addition, our ability to successfully develop new restaurants in new markets may be adversely affected by a lack of awareness or acceptance of our brand in these new markets. To the extent that we are unable to foster name recognition and affinity for our brand in new markets, our new restaurants may not perform as expected and our growth may be significantly delayed or impaired.

We may be adversely affected by news reports or other negative publicity regardless of their accuracy, regarding food quality issues, public health concerns, illness, safety, injury or government or industry findings concerning our restaurants, restaurants operated by other foodservice providers, or others across the food industry supply chain. The risks associated with such negative publicity cannot be completely eliminated or mitigated and may materially harm our results of operations and result in damage to our brand.

Also, there has been a marked increase in the use of social media platforms and similar devices, including weblogs (blogs), social media websites and other forms of Internet-based communications which allow individuals access to a broad audience of consumers and other interested persons. Consumers value readily available information concerning goods and services that they have or plan to purchase, and may act on such information without further investigation or authentication. The availability of information on social media platforms is virtually immediate as is its impact. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Such platforms also could be used for dissemination of trade secret information, compromising valuable company assets. In sum, the dissemination of information online could harm our business, prospects, financial condition and results of operations, regardless of the information’s accuracy.

Our brand could also be confused with brands that have similar names, including Baja Chuy’s Mesquite Broiler, Inc. (“Baja Chuy’s”), an unaffiliated restaurant chain with whom we have entered into a settlement agreement regarding use of the Chuy’s name. As a result, our brand value may be adversely affected by any negative publicity related to Baja Chuy’s or any other restaurant that may use brand names, trademarks or trade dress that are similar to ours.

We are susceptible to economic and other trends and developments, including adverse weather conditions, in the local or regional areas in which our restaurants are located.

Our financial performance is highly dependent on restaurants located in Texas and the Southeastern and Midwestern United States. As a result, adverse economic conditions in any of these areas could have a material adverse effect on our overall results of operations. In recent years, certain of these states have been more negatively impacted by the housing decline, high unemployment rates and the overall economic crisis than other geographic areas. In addition, given our geographic concentrations, particularly in Texas, negative publicity regarding any of our restaurants in these areas could have a material adverse effect on our business and operations, as could other regional occurrences such as local strikes, terrorist attacks, increases in energy prices, adverse weather conditions, hurricanes, droughts or other natural or man-made disasters. In particular, adverse weather conditions can impact guest traffic at our restaurants, cause the temporary underutilization of outdoor patio seating, and, in more severe cases, cause temporary restaurant closures, sometimes for prolonged periods.

Our business is subject to seasonal fluctuations, with restaurant sales typically higher during the spring and summer months as well as in December. Adverse weather conditions during our most favorable months or periods may exacerbate the effect of adverse weather on guest traffic and may cause fluctuations in our operating results from quarter-to-quarter within a fiscal year. In addition, outdoor patio seating is available at all but one of our restaurants and may be impacted by a number of weather-related factors. Our inability to fully utilize our restaurants’ seating capacity as planned may negatively impact our revenues and results of operations.

The impact of negative economic factors, including the availability of credit, on our landlords and surrounding tenants could negatively affect our financial results.

Negative effects on our existing and potential landlords due to the inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlords are unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants to us. In addition, if our landlords are unable to obtain sufficient credit to continue to properly manage their retail sites, we may experience a drop in the level of quality of such retail centers. Our development of new restaurants may also be adversely affected by the negative financial situations of developers and potential landlords. Landlords may try to delay or cancel recent development projects (as well as renovations of existing projects) due to the instability in the credit markets and recent declines in consumer spending, which could reduce the number of appropriate locations available that we would consider for our new restaurants. Furthermore, the failure of landlords to obtain licenses or permits for development projects on a timely basis, which is beyond our control, may negatively impact our ability to implement our development plan.

Changes in food availability and costs could adversely affect our operating results.

Our profitability and operating margins are dependent in part on our ability to anticipate and react to changes in food costs. We rely on two regional distributors, Labatt Foodservice in Texas and Merchants Distributors in the Southeastern United States, and various suppliers to provide our beef, cheese, beans, soybean oil, beverages and our groceries. For our chicken products, we rely on two suppliers for our Southeast locations and a sole supplier in Texas. For our green chiles, we contract to buy, through our supplier, Bueno Foods of Albuquerque, New Mexico, chiles from a group of farmers in New Mexico each year, which we have the right to select under our agreement. If and to the extent the farmers are unable or do not supply a sufficient amount of green chiles or if we need chiles out of season, we purchase the excess amount from the general supply of Bueno Foods. Each restaurant, through its general manager and kitchen manager, purchases its produce locally. We are currently evaluating entering into an agreement to purchase our produce through a produce buying group. Any increase in distribution prices, increase in the prices charged by suppliers or failure to perform by these third-parties could cause our food costs to increase or us to experience short-term unavailability of certain products. Failure to identify an alternate source of supply for these items may result in significant cost increases and an inability to provide certain of the items on our menu. If these events occur, it may reduce the profitability of certain of our offerings and may cause us to increase our prices. In addition, any material interruptions in our supply chain, such as a material interruption of ingredient supply due to the failures of third-party distributors or suppliers, or interruptions in service by common carriers that ship goods within our distribution channels, may result in significant cost increases and reduce sales. Changes in the price or availability of certain food products could affect the profitability of certain food items, our ability to maintain existing prices and our ability to purchase sufficient amounts of items to satisfy our guests’ demands, which could materially adversely affect our profitability and reputation.

The type, variety, quality, availability and price of produce, beef, chicken and cheese are more volatile than other types of food and are subject to factors beyond our control, including weather, governmental regulation, availability and seasonality, each of which may affect our food costs or cause a disruption in our supply. Our food distributors and suppliers also may be affected by higher costs to produce and transport commodities used in our restaurants, higher minimum wage and benefit costs and other expenses that they pass through to their customers, which could result in higher costs for goods and services supplied to us. Although we are able to contract for the majority of the food commodities used in our restaurants for periods of up to one year, the pricing and availability of some of the commodities used in our operations, such as our produce, cannot be locked in for periods of longer than one week or at all. We do not use financial instruments to hedge our risk to market fluctuations in the price of our ingredients and other commodities at this time. We may not be able to anticipate and react to changing food costs through our purchasing practices and menu price adjustments in the future, and failure to do so could negatively impact our revenues and results of operations.

Increases in our labor costs, including as a result of changes in government regulation, could slow our growth or harm our business.

We are subject to a wide range of labor costs. Because our labor costs are, as a percentage of revenues, higher than other industries, we may be significantly harmed by labor cost increases. Unfavorable fluctuations in market conditions, availability of such insurance or changes in state and/or federal regulations could significantly increase our insurance premiums. In addition, we are subject to the risk of employment-related litigation at both the state and federal levels, including claims styled as class action lawsuits which are more costly to defend. Also, some employment related claims in the area of wage and hour disputes are not insurable risks.

Significant increases in health care costs may continue to occur, and we can provide no assurance that we will be able to contain those costs. Further, we are continuing to assess the impact of recently-adopted federal health care legislation on our health care benefit costs, and significant increases in such costs could adversely impact our operating results. There is no assurance that we will be able to contain our costs related to such legislation in a manner that will not adversely impact our operating results.

In addition, many of our restaurant personnel are hourly workers subject to various minimum wage requirements or changes to tip credits. Mandated increases in minimum wage levels and changes to the tip credit, which are the amounts an employer is permitted to assume an employee receives in tips when calculating the employee’s hourly wage for minimum wage compliance purposes, have recently been and continue to be proposed and implemented at both federal and state government levels. For example, in Kentucky our wait staff is not permitted to pool tips in order to share those tips with bartenders and bussing staff. As a result, we must pay our bartenders and bussing staff in our Kentucky locations additional amounts to ensure they receive minimum wage. Continued minimum wage increases or changes to allowable tip credits may further increase our labor costs or effective tax rate.

Various states in which we operate are considering or have already adopted new immigration laws, and the U.S. Congress and Department of Homeland Security from time to time consider or implement changes to Federal immigration laws, regulations or enforcement programs as well. Some of these changes may increase our obligations for compliance and oversight, which could subject us to additional costs and make our hiring process more cumbersome, or reduce the availability of potential employees. Although we require all workers to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. Unauthorized workers are subject to deportation and may subject us to fines or penalties, and if any of our workers are found to be unauthorized we could experience adverse publicity that negatively impacts our brand and may make it more difficult to hire and keep qualified employees. Termination of a significant number of employees that unbeknownst to us were unauthorized employees may disrupt our operations, cause temporary increases in our labor costs as we train new employees and result in additional adverse publicity. Our financial performance could be materially harmed as a result of any of these factors.

Labor shortages could increase our labor costs significantly or restrict our growth plans.

Our restaurants are highly dependent on qualified management and operating personnel. Qualified individuals have historically been in short supply and an inability to attract and retain them would limit the success of our existing restaurants as well as our development of new restaurants. We place a heavy emphasis on the qualification and training of our personnel and spend significantly more on training our employees than our competitors. We can make no assurances that we will be able to attract and retain qualified individuals in the future which may have a more significant effect on our operation than those of our competitors. Additionally, the cost of attracting and retaining qualified individuals may be higher than we anticipate, and as a result, our profitability could decline.

Guest traffic at our restaurants could be significantly affected by competition in the restaurant industry in general and, in particular, within the dining segments of the restaurant industry in which we compete.

The restaurant industry is highly competitive with respect to food quality, ambience, service, price and value and location, and a substantial number of restaurant operations compete with us for guest traffic. The main competitors for our brand are other operators of mid-priced, full service concepts in the multi-location casual dining and Tex Mex/Mexican food segments in which we compete most directly for real estate locations and guests. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors are well established in markets in which we have existing restaurants or intend to locate new restaurants. Any inability to successfully compete with the other restaurants in our markets will place downward pressure on our guest traffic and may prevent us from increasing or sustaining our revenues and profitability. We may also need to evolve our concept in order to compete with popular new restaurant formats or concepts that develop from time to time, and we cannot offer any assurance that we will be successful in doing so or that modifications to our concept will not reduce our profitability. In addition, with improving product offerings at fast casual restaurants, quick-service restaurants and grocery stores and the influence of negative economic conditions and other factors, consumers may choose less expensive alternatives, which could also negatively affect guest traffic at our restaurants.

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our results of operations.

Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings. For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information available to guests, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Furthermore, the Patient Protection and Affordable Care Act of 2010 (the “PPACA”) establishes a uniform, federal requirement for certain restaurants to post nutritional information on their menus. Specifically, the PPACA amended the Federal Food, Drug and Cosmetic Act to require chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information.

The PPACA further permits the United States Food and Drug Administration (the “FDA”) to require covered restaurants to make additional nutrient disclosures, such as disclosure of trans fat content. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings.

Compliance with current and future laws and regulations regarding the ingredients and nutritional content of our menu items may be costly and time-consuming. Additionally, if consumer health regulations or consumer eating habits change significantly, we may be required to modify or discontinue certain menu items, and we may experience higher costs associated with the implementation of those changes. The FDA published proposed regulations to implement the menu labeling provisions of the PPACA in April 2011, and has indicated that it intends to issue final regulations by the end of 2011 and will begin enforcing the regulations by mid-2012. Additionally, some government authorities are increasing regulations regarding trans-fats and sodium, which may require us to limit or eliminate trans-fats and sodium from our menu offerings, switch to higher cost ingredients or may hinder our ability to operate in certain markets. If we fail to comply with these laws or regulations, our business could experience a material adverse effect.

We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or our ability to successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends in eating habits. The imposition of menu-labeling laws could have an adverse effect on our results of operations and financial position, as well as the restaurant industry in general.

Multiple jurisdictions in which we operate have recently enacted new requirements that require us to adopt and implement a Hazard Analysis and Critical Control Points (“HACCP”) System for managing food safety and quality. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. We expect to incur certain costs to comply with these regulations and these costs may be more than we anticipate. If we fail to comply with these laws or regulations, our business could experience a material adverse effect.

Federal, state and local beer, liquor and food service regulations may have a significant adverse impact on our operations.

We are required to operate in compliance with federal laws and regulations relating to alcoholic beverages administered by the Bureau of Alcohol, Tobacco, Firearms and Explosives of the U.S. Department of Justice, as well as the laws and licensing requirements for alcoholic beverages of states and municipalities where our restaurants are or will be located. In addition, each restaurant must obtain a food service license from local authorities. Failure to comply with federal, state or local regulations could cause our licenses to be revoked and force us to cease the sale of alcoholic beverages at our certain locations. Any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of a restaurant in a particular area or increase the costs associated therewith. In addition, in certain states, including states where we have existing restaurants or where we plan to open a restaurant, the number of liquor licenses available is limited, and licenses are traded on the open market. Liquor, beer and wine sales comprise a significant portion of our revenues. If we are unable to maintain our existing licenses, our guest patronage, revenues and results of operations could be adversely affected. Or, if we choose to open a restaurant in those states where the number of licenses available is limited, the cost of a new license could be significant.

We apply for our liquor licenses with the advice of outside legal and licensing consultants. Because of the many and various state and federal licensing and permitting requirements, there is a significant risk that one or more regulatory agencies could determine that we have not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary for us to conduct business within its jurisdiction. Any changes in the application or interpretation of existing laws may adversely impact our restaurants in that state, and could also cause us to lose, either temporarily or permanently, the licenses, permits and regulations necessary to conduct our restaurant operations, and subject us to fines and penalties.

Restaurant companies have been the target of class-actions and other litigation alleging, among other things, violations of federal and state law.

We are subject to a variety of lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. In recent years, a number of restaurant companies have been subject to claims by guests, employees and others regarding issues such as food safety, personal injury and premises liability, employment-related claims, harassment, discrimination, disability and other operational issues common to the foodservice industry. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. An adverse judgment or settlement that is not insured or is in excess of insurance coverage could have an adverse impact on our profitability and could cause variability in our results compared to expectations. We carry insurance policies for a significant portion of our risks and associated liabilities with respect to workers’ compensation, general liability, employer’s liability, health benefits and other insurable risks. Regardless of whether any claims that may be brought against us are valid or whether we are ultimately determined to be liable, we could also be adversely affected by negative publicity, litigation costs resulting from the defense of these claims and the diversion of time and resources from our operations.

We are subject to state “dram shop” laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under such “dram shop” statutes. While we carry liquor liability coverage as part of our existing comprehensive general liability insurance, we may still be subject to a judgment in excess of our insurance coverage, and we may not be able to obtain or continue to maintain such insurance coverage at reasonable costs, if at all. Regardless of whether any claims against us are valid or whether we are liable, we may be adversely affected by publicity resulting from such laws.

Our marketing programs may not be successful.

We expend resources in our marketing efforts using a variety of media, including social media. We expect to continue to conduct brand awareness programs and guest initiatives to attract and retain guests. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising than we are able to. Should our competitors increase spending on marketing and advertising or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than our competitors, there could be a material adverse effect on our results of operations and financial condition.

The impact of new restaurant openings could result in fluctuations in our financial performance.

Quarterly results have been, and in the future may continue to be, significantly impacted by the timing of new restaurant openings (often dictated by factors outside of our control), including associated restaurant pre-opening costs and operating inefficiencies, as well as changes in our geographic concentration due to the opening of new restaurants. We typically incur the most significant portion of restaurant pre-opening expenses associated with a given restaurant within the five months immediately preceding and the month of the opening of the restaurant. As the regional and national economies in which we operate improve, we may encounter more competition in obtaining lease sites and, as a result, may be unable to negotiate similar levels of tenant incentives under our new leases. If we are unable to obtain similar levels of tenant incentives for a particular unit, we would expect to incur increased capital expenditures in advance of opening and pay lower rent with respect to the restaurant. Our experience has been that labor and operating costs associated with a newly opened restaurant for the first several months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of revenues. Our new restaurants commonly take nine months to one year to reach planned operating levels due to inefficiencies typically associated with new restaurants, including the training of new personnel, lack of market awareness, inability to hire sufficient qualified staff and other factors. Accordingly, the volume and timing of new restaurant openings has had, and may continue to have, a meaningful impact on our profitability. Due to the foregoing factors, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for a full fiscal year, and these fluctuations may cause our operating results to be below expectations of public market analysts and investors.

Opening new restaurants in existing markets may negatively affect sales at our existing restaurants.

The consumer target area of our restaurants varies by location, depending on a number of factors such as population density, local retail and business attractions, area demographics and geography. As a result, the opening of a new restaurant in or near markets in which we already have existing restaurants could adversely impact the sales of new or existing restaurants. Our core business strategy does not entail opening new restaurants that materially impact sales at our existing restaurants but we may selectively open new restaurants in and around areas of existing restaurants that are operating at or near capacity. There can be no assurance that sales cannibalization between our restaurants will not occur or become more significant in the future as we continue to expand our operations.

Our business operations and future development could be significantly disrupted if we lose key members of our management team.

The success of our business continues to depend to a significant degree upon the continued contributions of our senior officers and key employees, both individually and as a group. Our future performance will be substantially dependent in particular on our ability to retain and motivate Steve Hislop, our Chief Executive Officer, and our other senior officers. We currently have an employment agreement in place with Mr. Hislop and may enter into employment agreements with other senior officers in the future. The loss of the services of our CEO, other senior officers or other key employees could have a material adverse effect on our business and plans for future development. We have no reason to believe that we will lose the services of any of these individuals in the foreseeable future; however, we currently have no effective replacement for any of these individuals due to their experience, reputation in the industry and special role in our operations. We also do not maintain any key man life insurance policies for any of our employees.

Our growth may strain our infrastructure and resources, which could slow our development of new restaurants and adversely affect our ability to manage our existing restaurants.

We opened six, five and four restaurants in 2010, 2009 and 2008, respectively. As of June 26, 2011, we have opened four restaurants and we expect to open an additional four restaurants before the end of the year. Our future growth may strain our administrative staff, management systems and resources, financial controls and information systems. Those demands on our infrastructure and resources may also adversely affect our ability to manage our existing restaurants. If we fail to continue to improve our infrastructure or to manage other factors necessary for us to meet our expansion objectives, our operating results could be materially and adversely affected. Likewise, if sales decline, we may be unable to reduce our infrastructure quickly enough to prevent sales deleveraging, which would adversely affect our profitability.

Our insurance policies may not provide adequate levels of coverage against all claims, and fluctuating insurance requirements and costs could negatively impact our profitability.

We believe our insurance coverage is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. These losses, if they occur, could have a material and adverse effect on our business and results of operations. In addition, the cost of workers’ compensation insurance, general liability insurance and directors’ and officers’ liability insurance fluctuates based on our historical trends, market conditions and availability. Additionally, health insurance costs in general have risen significantly over the past few years and are expected to continue to increase. These increases, as well as recently-enacted federal legislation requiring employers to provide specified levels of health insurance to all employees, could have a negative impact on our profitability, and there can be no assurance that we will be able to successfully offset the effect of such increases with plan modifications and cost control measures, additional operating efficiencies or the pass-through of such increased costs to our guests.

Our indebtedness may limit our ability to invest in the ongoing needs of our business and if we are unable to comply with our financial covenants, our liquidity and results of operations could be adversely affected.

At June 26, 2011, after giving effect to this offering, we would have had $         million of outstanding indebtedness under our new senior secured credit facility. We may, from time to time, incur additional indebtedness under this existing credit facility. See “Description of Indebtedness.”

Our new senior secured credit facility places certain conditions on us, including that it:

■

requires us to utilize a substantial portion of our cash flow from operations to payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures, development activity and other general corporate purposes;

■	increases our vulnerability to adverse general economic or industry conditions;

■	limits our flexibility in planning for, or reacting to, changes in our business or the industries in which we operate;

■	makes us more vulnerable to increases in interest rates, as borrowings under our new senior secured credit facility are at variable rates;

■	limits our ability to obtain additional financing in the future for working capital or other purposes; and

■	places us at a competitive disadvantage compared to our competitors that have less indebtedness.

Our new senior secured credit facility places certain limitations on our ability to incur additional indebtedness. However, subject to the qualifications and exceptions in our new senior secured credit facility, we may incur substantial additional indebtedness under that facility and may incur obligations that do not constitute indebtedness under that facility. The new senior secured credit facility also places certain limitations on, among other things, our ability to enter into certain types of transactions, financing arrangements and investments, to make certain changes to our capital structure and to guarantee certain indebtedness. The new senior secured credit facility also places certain restrictions on the payment of dividends and distributions and certain management fees. Failure to comply with certain covenants or the occurrence of a change of control under our new senior secured credit facility could result in the acceleration of our obligations under the new senior secured credit facility, which would have an adverse affect on our liquidity, capital resources and results of operations.

Our new senior secured credit facility also requires us to comply with certain financial covenants regarding our capital expenditures, fixed charge coverage ratio, total leverage ratio and our lease adjusted leverage ratio. Changes with respect to these financial covenants may increase our interest rate and failure to comply with these covenants could result in a default and an acceleration of our obligations under the new senior secured credit facility, which would have an adverse affect on our liquidity, capital resources and results of operations. Upon the receipt of funds from our initial public offering, we will be required to repay the amount of the term loans under the new senior secured credit facility that would be required to reduce the total leverage ratio (as defined in the new senior secured credit facility ) to 2.0 to 1.0. See “Description of Indebtedness.”

We may be unable to obtain debt or other financing on favorable terms or at all.

There are inherent risks in our ability to borrow. Our lenders may have suffered losses related to their lending and other financial relationships, especially because of the general weakening of the national economy, increased financial instability of many borrowers and the declining value of their assets. As a result, lenders may become insolvent or tighten their lending standards, which could make it more difficult for us to borrow under our new senior secured credit facility, refinance our existing indebtedness or to obtain other financing on favorable terms or at all. Our financial condition and results of operations would be adversely affected if we were unable to draw funds under our new senior secured credit facility because of a lender default or to obtain other cost-effective financing.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business can be arranged. Such measures could include deferring capital expenditures (including the opening of new restaurants) and reducing or eliminating other discretionary uses of cash.

We may be required to record asset impairment charges in the future.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we review long-lived assets, such as property and equipment and intangibles subject to amortization, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable. In determining the recoverability of the asset value, an analysis is performed at the individual restaurant level and primarily includes an assessment of historical cash flows and other relevant factors and circumstances. Negative restaurant-level cash flow (defined as restaurant net income plus depreciation, gain and/or loss on assets and pre-opening expense) over the previous 12-month period in a stabilized location is considered a potential impairment indicator. In such situations, the Company evaluates future cash flow projections in conjunction with qualitative factors and future operating plans. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the restaurant to the estimated undiscounted future cash flow expected to be generated by the restaurant. If the carrying amount of the restaurant exceeds estimated future cash flow, an impairment charge is recognized for the amount by which the assets carrying amount exceeds its fair value.

Continued economic weakness within our respective markets may adversely impact consumer discretionary spending and may result in lower restaurant sales. Unfavorable fluctuations in our commodity costs, supply costs and labor rates, which may or may not be within our control, may also impact our operating margins. Any of these factors could as a result affect the estimates used in our impairment analysis and require additional impairment tests and charges to earnings. We continue to assess the performance of our restaurants and monitor the need for future impairment. There can be no assurance that future impairment tests will not result in additional charges to earnings.

Security breaches of confidential guest information in connection with our electronic processing of credit and debit card transactions may adversely affect our business.

The majority of our restaurant sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information of their customers has been stolen. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our guests’ credit or debit card information. In addition, most states have enacted legislation requiring notification of security breaches involving personal information, including credit and debit card information. Any such claim, proceeding, or mandatory notification could cause us to incur significant unplanned expenses, which could have an adverse impact on our financial condition and results of operations. Further, adverse publicity resulting from these allegations may have a material adverse effect on us and our restaurants.

We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brand and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to build brand recognition in the areas surrounding our locations using our trademarks and other proprietary intellectual property, including our brand names, logos and the unique ambience of our restaurants. We have registered or applied to register a number of our trademarks. We cannot assure you that our trademark applications will be approved. Also, as a result of the settlement agreement with an unaffiliated entity, Baja Chuy’s, we may not use “Chuy’s” in Nevada, California or Arizona, which may have an adverse effect on our growth plans in these states. Additionally, our brand value may be diluted as a result of their use of “Chuy’s” in these states. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our goods and services, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands.

We enforce our rights through a number of methods, including the issuance of cease-and-desist letters or making infringement claims in federal court. If our efforts to register, maintain and protect our trademarks or other intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brand may be harmed, which could have a material adverse effect on our business and might prevent our brand from achieving or maintaining market acceptance. We may also face the risk of claims that we have infringed third parties’ intellectual property rights. A successful claim of infringement against us could result in our being required to pay significant damages or enter into costly licensing or royalty agreements in order to obtain the right to use a third party’s intellectual property, any of which could have a negative impact on our results of operations and harm our future prospects. If such royalty or licensing agreements are not available to us on acceptable terms or at all, we may be forced to stop the sale of certain products or services. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, require us to rebrand our services, if feasible, and divert management’s attention.

We also rely on trade secrets and proprietary know-how, to protect our brand. Our methods of safeguarding this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties’ rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and may result in a judgment or monetary damages. We do not maintain confidentiality agreements with all of our team members or suppliers. Even with respect to the confidentiality agreements we have, we cannot assure you that those agreements will not be breached, that they will provide meaningful protection, or that adequate remedies will be available in the event of an unauthorized use or disclosure of our proprietary information. If competitors independently develop or otherwise obtain access to our trade secrets or proprietary know-how, the appeal of our restaurants could be reduced and our business could be harmed. In addition, if we default under our lease agreements with our landlord, Young/Zapp GP, LLC (“Young/Zapp”) and its subsidiaries, at certain of our locations, our landlord may have the right to operate a Tex Mex or Mexican food restaurant at that location using our recipes and our trade dress. If such default were to occur, the brand value of our recipes and our trade dress might suffer.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our restaurants. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. Although we employ both internal resources and external consultants to audit our systems, and test them for vulnerability, have implemented firewalls, data encryption and other security controls and intend to maintain and upgrade our security technology and operational procedures to prevent such damage, breaches or other disruptive problems, these security measures may not eliminate all risks.

A major natural or man-made disaster could have a material adverse effect on our business.

Most of our corporate systems, processes and corporate support for our restaurant operations are centralized at our headquarters in Austin, Texas, with certain systems and processes being concurrently stored at an offsite storage facility in accordance with our disaster recovery plan. As part of our new disaster recovery plan, we are currently finalizing the backup processes for our core systems at our co-location facility. If we are unable to fully implement this new disaster recovery plan, we may experience failures or delays in recovery of data, delayed reporting and compliance, inability to perform necessary corporate functions and other breakdowns in normal operating procedures that could have a material adverse effect on our business and create exposure to administrative and other legal claims against us.

We will incur increased costs and obligations as a result of being a public company.

As a privately held company, we were not required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, we will incur significant legal, accounting and other expenses that we were not required to incur in the recent past. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and                     , have created uncertainty for public companies and increased our costs and time that our board of directors and management must devote to complying with these rules and regulations. We expect these rules and regulations to increase our legal and financial compliance costs and lead to a diversion of management time and attention from revenue generating activities. We estimate that we will incur approximately $1.5 to $2.0 million of incremental costs per year associated with being a publicly traded company; however, it is possible that our actual incremental costs of being a publicly-traded company will be higher than we currently estimate. In estimating these costs, we took into account expenses related to insurance, legal, accounting and compliance activities.

Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC after the consummation of our initial public offering, and will require in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We will be unable to issue securities in the public markets through the use of a shelf registration statement if we are not in compliance with Section 404. Furthermore, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and share price and could limit our ability to report our financial results accurately and timely.

Federal, state and local tax rules may adversely impact our results of operations and financial position.

We are subject to federal, state and local taxes in the U.S. If the Internal Revenue Service (“IRS”) or other taxing authority disagrees with the positions we have taken on our tax returns, we could face additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on our results of operations and financial position. In addition, complying with new tax rules, laws or regulations could impact our financial condition, and increases to federal or state statutory tax rates and other changes in tax laws, rules or regulations may increase our effective tax rate. Any increase in our effective tax rate could have a material impact on our financial results.

Risks Relating to Our Common Stock

We are a “controlled company” within the meaning of                      corporate governance standards rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. Our stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, Goode Partners LLC (our “Sponsor”), which is the managing member of Goode Chuy’s Holdings, LLC (our “Controlling Stockholder”), will continue to control a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the corporate governance standards of                     . Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

■	the requirement that a majority of the board of directors consist of independent directors;

■

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, or otherwise have director nominees selected by vote of a majority of the independent directors;

■	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

■	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Additionally, we only are required to have one independent audit committee member upon the listing of our common stock on                     , a majority of independent audit committee members within 90 days from the date of listing and all independent audit committee members within one year from the date of listing. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of                     .

Our Sponsor, however, is not subject to any contractual obligation to retain their controlling interest, except that they have agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of our common stock or other capital stock or other securities exercisable or convertible therefor for a period of at least 180 days after the date of this prospectus without the prior written consent of our underwriters in this initial public offering. Except for this brief period, there can be no assurance as to the period of time during which our Sponsor will maintain their ownership of our common stock following the offering. As a result, there can be no assurance as to the period of time during which we will be able to avail ourselves of the controlled company exemptions.

The price of our common stock may be volatile and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common stock could fluctuate significantly for various reasons, which include:

■	our quarterly or annual earnings or those of other companies in our industry;

■	changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business;

■	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

■	changes in accounting standards, policies, guidance, interpretations or principles;

■	additions or departures of our senior management personnel;

■	sales of our common stock by our directors and executive officers;

■	sales or distributions of our common stock by our Sponsor or its affiliates;

■	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

■	actions by shareholders;

■

the level and quality of research analyst coverage for our common stock, changes in financial estimates or investment recommendations by securities analysts following our business or failure to meet such estimates;

■	the financial disclosure we may provide to the public, any changes in such disclosure or our failure to meet such disclosure;

■	various market factors or perceived market factors, including rumors, whether or not correct, involving us, our distributors or suppliers or our competitors;

■	acquisitions or strategic alliances by us or our competitors;

■	short sales, hedging and other derivative transactions in our common stock;

■	the operating and stock price performance of other companies that investors may deem comparable to us; and

■

other events or factors, including changes in general conditions in the United States and global economies or financial markets (including those resulting from acts of God, war, incidents of terrorism or responses to such events).

In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price.

In the past, following periods of market volatility in the price of a company’s securities, security holders have often instituted class action litigation. If the market value of our common stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to suffer.

Future sales of our common stock in the public market could lower our share price, and the exercise of stock options and any additional capital raised by us through the sale of our common stock may dilute your ownership in us.

Sales of substantial amounts of our common stock in the public market following this offering by our existing shareholders, upon the exercise of outstanding stock options or stock options granted in the future or by persons who acquire shares in this offering may adversely affect the market price of our common stock. Such sales could also create public perception of difficulties or problems with our business. These sales might also make it more difficult for us to sell securities in the future at a time and price that we deem appropriate.

Upon the completion of this offering, we will have outstanding      shares of common stock, of which:

■	shares are shares that we and the selling stockholders are selling in this offering and, unless purchased by affiliates, may be resold in the public market immediately after this offering; and

■

     shares will be “restricted securities,” as defined under Rule 144 under the Securities Act, and eligible for sale in the public market subject to the requirements of Rule 144, of which      shares are subject to lock-up agreements and will become available for resale in the public market beginning 180 days after the date of this prospectus.

In addition, at     , 2011, we have reserved      shares of common stock for issuance under the 2011 Omnibus Equity Incentive Plan. See “Compensation Discussion and Analysis—2011 Plan.” Upon consummation of this offering, we expect to have      shares of common stock issuable upon exercise of outstanding options (     of which will be fully vested at the time of this offering).

With limited exceptions as described under the caption “Underwriting,” the lock-up agreements with the underwriters of this offering prohibit a shareholder from selling, contracting to sell or otherwise disposing of any common stock or securities that are convertible or exchangeable for common stock or entering into any arrangement that transfers the economic consequences of ownership of our common stock for at least 180 days from the date of the prospectus filed in connection with our initial public offering, although the lead underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. The lead underwriters have advised us that they have no present intent or arrangement to release any shares subject to a lock-up and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, the lead underwriters would consider the particular circumstances surrounding the request including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours. As a result of these lock-up agreements, notwithstanding earlier eligibility for sale under the provisions of Rule 144, none of these shares may be sold until at least 180 days after the date of this prospectus.

Pursuant to our stockholder agreement, we have granted certain registration rights to our Controlling Stockholder, MY/ZP Equity, LLC, an entity wholly-owned by Michael Young and John Zapp (jointly, our “Founders”), and certain other stockholders. Should these stockholders exercise their registration rights under our stockholder agreement, the shares registered would no longer be restricted securities and would be freely tradable in the open market. See “Certain Relationships and Related Party Transactions—Registration Rights”.

As restrictions on resale expire or as shares are registered, our share price could drop significantly if the holders of these restricted or newly registered shares sell them or are perceived by the market as intending to sell them. These sales might also make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate.

If securities analysts or industry analysts downgrade our shares, publish negative research or reports, or do not publish reports about our business, our share price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely change their recommendation regarding our shares or our competitors’ stock, our share price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

■	authorize our board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;

■	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

■	specify that special meetings of our stockholders can be called only by our board of directors, the Chair of our board of directors, or our Chief Executive Officer;

■	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

■	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

■	prohibit cumulative voting in the election of directors;

■	provide that our directors may be removed only for cause;

■	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

■

require the approval of our board of directors or the holders of a supermajority of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder (any stockholder with 15% or more of our capital stock) for a period of three years following the date on which the stockholder became an “interested” stockholder.

Since we do not expect to pay any dividends for the foreseeable future, investors in this offering may be forced to sell their stock in order to realize a return on their investment.

Since we do not expect to pay any dividends for the foreseeable future, investors may be forced to sell their shares in order to realize a return on their investment. Other than the dividend paid in connection with the Refinancing Transactions, we have not declared or paid any dividends on our common stock. We do not anticipate that we will pay any dividends to holders of our common stock for the foreseeable future. Any payment of cash dividends will be at the discretion of our board of directors and will depend on our financial condition, capital requirements, legal requirements, earnings and other factors. Our ability to pay dividends is restricted by the terms of our new senior secured credit facility and might be restricted by the terms of any indebtedness that we incur in the future. Consequently, you should not rely on dividends in order to receive a return on your investment. See “Dividend Policy.”

Our reported financial results may be adversely affected by changes in accounting principles applicable to us.

Our reported financial results may be adversely affected by changes in accounting principles applicable to us. Generally accepted accounting principles in the U.S. are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. In addition, the SEC has announced a multi-year plan that could ultimately lead to the use of International Financial Reporting Standards by U.S. issuers in their SEC filings. Any such change could have a significant effect on our reported financial results.

Our ability to raise capital in the future may be limited.

Our ability to raise capital in the future may be limited. Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common shareholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing shareholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future securities offerings, diluting their interest and reducing the market price of our common stock.

Our Sponsor will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control. Our Founders may also continue to exert significant influence over us.

We are currently controlled, and after this offering is completed will continue to be controlled, by our Sponsor. Upon completion of this offering, investment funds affiliated with our Sponsor will beneficially own     % of our outstanding common stock (    % if the underwriters exercise in full the option to purchase additional shares from us). For as long as our Sponsor continues to beneficially own shares of common stock and other equity securities representing more than 50% of the voting power of our common stock, they will be able to direct the election of our board of directors and could exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends. Similarly, these entities will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in our control and could take other actions that might be favorable to them. Even if their ownership falls below 50%, our Sponsor will continue to be able to strongly influence or effectively control our decisions. See “Certain Relationships and Related Party Transactions.”

Upon completion of this offering, our Founders will continue to serve on our board of directors and will beneficially own     % of our outstanding common stock (    % if the underwriters exercise in full the option to purchase additional shares from our selling stockholders). Our Founders may be able to exert significant influence over certain of our decisions.

Additionally, our Sponsor is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsor may also pursue acquisition opportunities that may be complimentary to our business and, as a result, those acquisition opportunities may not be available to us.

Risks Related to this Offering

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. An active market for our common stock may not develop following the completion of this offering, or if it does develop, may not be maintained. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares of our common stock will be determined by negotiations between us, the selling shareholders and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

You will suffer immediate and substantial dilution.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liability. Assuming an offering price of $     per share, you will incur immediate and substantial dilution in the amount of $     per share. If outstanding options to purchase our common stock are exercised, you will experience additional dilution. Any future equity issuances will result in even further dilution to holders of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus may include forward-looking statements. These statements reflect the current views of our senior management with respect to future events and our financial performance. These statements include forward-looking statements with respect to our business and industry in general. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

Forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, the following:

■	the success of our existing and new restaurants;

■	our ability to identify appropriate sites and develop and expand our operations;

■	changes in economic conditions, including continuing effects from the recent recession;

■	damage to our reputation or lack of acceptance of our brand in existing or new markets;

■	economic and other trends and developments, including adverse weather conditions, in the local or regional areas in which our restaurants are located;

■	the impact of negative economic factors, including the availability of credit, on our landlords and surrounding tenants;

■	changes in food availability and costs;

■	labor shortages and increases in our labor costs, including as a result of changes in government regulation;

■	increased competition in the restaurant industry and the segments in which we compete;

■

the impact of legislation and regulations regarding nutritional information, and new information or attitudes regarding diet and health or adverse opinions about the health of consuming our menu offerings;

■	the impact of federal, state and local beer, liquor and food service regulations;

■	the success of our marketing programs;

■	the impact of new restaurant openings, including on the effect on our existing restaurants of opening new restaurants in the same markets;

■	the loss of key members of our management team;

■	strain on our infrastructure and resources caused by our growth;

■	the impact of litigation;

■	the inadequacy of our insurance coverage and fluctuating insurance requirements and costs;

■	the impact of our indebtedness on our ability to invest in the ongoing needs of our business;

■	our ability to obtain debt or other financing on favorable terms or at all;

■	the impact of a potential requirement to record asset impairment charges in the future;

■	the impact of security breaches of confidential guest information in connection with our electronic processing of credit and debit card transactions;

■	inadequate protection of our intellectual property;

■	the failure of our information technology system or the breach of our network security;

■	a major natural or man-made disaster;

■	our increased costs and obligations as a result of being a public company;

■	the impact of federal, state and local tax;

■	the impact of our election to avail ourselves of the controlled-company exemptions from corporate governance requirements of ;

■	volatility in the price of our common stock;

■	the impact of future sales of our common stock in the public market, and the exercise of stock options and any additional capital raised by us through the sale of our common stock;

■	the impact of a downgrade of our shares by securities analysts or industry analysts, the publication of negative research or reports, or lack of publication of reports about our business;

■	the effect of anti-takeover provisions in our charter documents and under Delaware law;

■	the effect of our decision to not pay dividends for the foreseeable future;

■	the effect of changes in accounting principles applicable to us;

■	our ability to raise capital in the future;

■

the significant influence our Sponsor will continue to have over us after this offering, including control over decisions that require the approval of stockholders and the significant influence our Founders may continue to exert over us;

■	the lack of an existing market for our common stock and uncertainty as to whether one will develop to provide you with adequate liquidity;

■	the potential that you will suffer immediate and substantial dilution; and

■	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Any forward-looking statements you read in this prospectus reflect our views as of the date of this prospectus with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. Before making a decision to purchase our common stock, you should carefully consider all of the factors identified in this prospectus that could cause actual results to differ.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares by us in this offering will be approximately $     million, after deducting underwriting discounts and commissions and estimated expenses, based upon an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover of this prospectus. We will not receive any proceeds from the sale of common stock by the selling stockholders, including with respect to any sale of shares from the exercise of the underwriters of their option to purchase additional shares from the selling stockholders. A $1.00 increase (decrease) in the assumed initial public offering price of $     per share would increase (decrease) the net proceeds to us of this offering by $     million, assuming the sale by us of      shares of our common stock and after deducting underwriting discounts and commissions and estimated expenses.

We intend to use the net proceeds received by us from this offering:

■

to make a mandatory prepayment of $     to the outstanding balance under our term A loan and to pay the Libor funding breakage costs under our new senior secured credit facility, which were incurred to finance the dividend paid to our common and preferred stockholders, which is the amount sufficient to reduce the total leverage ratio (as defined in our new senior secured credit facility) to 2.0:1.0;

■	to pay a $2.0 million termination fee with respect to the termination of our Advisory Agreement with our Sponsor; and

■	for working capital and other general corporate purposes.

On May 24, 2011, we entered into our new senior secured credit facility, which bears interest at a variable rate based on the prime, federal funds or Libor rate plus an applicable margin based on our total leverage ratio. Our interest rate at July 1, 2011 was 8.5%. The new senior secured credit facility matures on May 24, 2016 or sooner upon the occurrence of an event of default.

We used the following amounts of the net proceeds from our new senior secured credit facility as follows:

■

approximately $20.8 million to repay all outstanding loans and accrued and unpaid interest, servicing fees, commitment fees and letter of credit fees under our credit facility with Wells Fargo Capital Finance, Inc.;

■	approximately $10.1 million to repay the outstanding principal, interest and expenses under our credit facility with HBK Investments L.P.;

■	approximately $1.6 million to pay the expenses of the lenders; and

■	approximately $20.0 million to pay a dividend of $19.0 million to our common and preferred stockholders and other special bonus payments to members of management.

For additional information regarding our new senior secured credit facility see “Description of Indebtedness.”

We may also use a portion of the net proceeds to develop additional restaurants and acquire potential restaurant sites. Pending the uses described above, we intend to invest the net proceeds in short-term, investment grade, interest bearing securities.

The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our expansion efforts, sales and marketing activities and competition. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering.

DIVIDEND POLICY

We did not declare or pay any dividends on our common stock during fiscal years 2009 and 2010. We declared and paid a dividend of $0.6347 per share on shares of our common stock and our series A preferred stock, series B preferred stock and series X preferred stock during May 2011, totaling $19.0 million. We currently expect to retain all available funds and future earnings, if any, for use in the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements and such other factors as our board of directors deems relevant. In addition, our new senior secured credit facility restricts our ability to pay dividends. See “Description of Indebtedness.”

CAPITALIZATION

The following table sets forth our capitalization as of     , 2011:

■	on an actual basis; and

■

on an as adjusted basis to give effect to (1) the sale of shares of common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated fees and expenses payable by us, (2) the conversion of all of our classes of preferred stock into common stock immediately before the offering, (3) our     :     reverse stock split and (4) the application of the net proceeds of this offering as described under “Use of Proceeds,” as if the events had occurred on     , 2011.

You should read this information in conjunction with “Use of Proceeds,” “Selected Consolidated Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

		AS ADJUSTED		AS ADJUSTED
AS OF , 2011
	ACTUAL		AS ADJUSTED
(In thousands)
Cash and cash equivalents	$		$
Debt:
Revolving Credit Facility (1)	$		$
Term A Loan Facility
Other debt
Total debt (2)
Stockholders’ Equity:
Common Stock (3)
Series A Preferred Stock (3)				—
Series B Preferred Stock (3)				—
Series X Preferred Stock (3)				—
Paid-in Capital
Total stockholders’ equity (3) (4)
Total capitalization	$		$

(1)	The revolving credit facility is a part of our new senior secured credit facility and provides for borrowings of up to $5.0 million, of which $ million was available as of , 2011 for working capital and general corporate purposes.
(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) cash and cash equivalents and total stockholders’ equity by $ million, assuming in each case the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	At , 2011, without giving effect to the conversion of the series A preferred stock, the series B preferred stock and the series X preferred stock or our : reverse stock split, our authorized capital stock consisted of 32,601,462 shares of common stock of which 468,416 is issued and outstanding, 25,000,000 shares of series A preferred stock all of which is issued and outstanding, 2,722,222 shares of series B preferred stock, all of which is issued and outstanding and 1,676,316 shares of our series X preferred stock, all of which is issued and outstanding. Following our : reverse stock split, our authorized capital stock consisted of shares of common stock and , and shares of our series A preferred stock, series B preferred stock and series X preferred stock, respectively. Immediately preceding this offering, assuming an initial offering price in excess of the series X preferred stock liquidation preference, all shares of our series A preferred stock, the series B preferred stock and the series X preferred stock will be converted into issued and outstanding common stock at a fixed exchange ratio of 1:1. Subject to the consummation of this offering, we will amend and restate our certificate of incorporation to, among other things, eliminate the authorized shares of series A preferred stock, series B preferred stock and series X preferred stock. Immediately following the conversion of our preferred stock but prior to the consummation of this offering, we will have 29,398,538 pre-stock split shares of common stock outstanding. In connection with this offering, we will issue an additional shares of new common stock and, immediately following this offering, we will have total shares of common stock outstanding .
(4)	As adjusted total stockholders’ equity reflects the write off of $ million in deferred financing costs in connection with this offering and the $2.0 million termination fee to be paid with respect to the termination of the advisory agreement with our Sponsor.

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the offering price per share and the pro forma as adjusted net tangible book value per share after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the consummation of this offering.

Our historical net tangible book value as of     , 2011 was $     million, or $     per share, not taking into account the conversion of our outstanding preferred stock. Our pro forma net tangible book value as of     , 2011 was approximately $     million, or $     per share, after giving effect to the conversion of all outstanding shares of our preferred stock into      shares of our common stock.

After giving effect to the     :     reverse stock split, conversion of all of our preferred stock and the sale by us of the      shares of our common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the price range on the cover page of this prospectus, less underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of     , 2011 would have been approximately $     million, or approximately $     per share. This represents an immediate increase in net tangible book value of $     per share to existing stockholders and an immediate dilution in net tangible book value of $     per share to new investors of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of , 2011	$
Pro forma increase in net tangible book value per share attributable to conversion of preferred stock
Pro forma net tangible book value per share as of , 2011
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering		$

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $     million, or $     per share, and the dilution per share to investors in this offering by approximately $     per share, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. The pro forma as adjusted information discussed above is illustrative only.

The following table sets forth, on a pro forma as adjusted basis, as of     , 2011, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the weighted average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated expenses payable by us at an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

	SHARES PURCHASED			TOTAL CONSIDERATION			WEIGHTED AVERAGE PRICE PER SHARE
	NUMBER	PERCENT		AMOUNT	PERCENT
Existing stockholders			%	$		%	$
New investors

A $1.00 increase (or decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease), respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated expenses payable by us.

The discussion and tables above assume the conversion of all our outstanding shares of preferred stock into      shares of common stock immediately prior to the consummation of this offering simultaneously with the consummation of this offering and excludes, as of     , 2011:

■	shares of common stock issuable upon the exercise of options outstanding as of , 2011 at a weighted average exercise price of $ per share; and

■	shares of common stock reserved for future issuance under our equity plans.

Because the exercise prices of the outstanding options to purchase shares of our common stock are significantly below the assumed initial offering price of $     per share, which is the midpoint of the price range on the cover page of this prospectus, investors purchasing common stock in this offering will suffer additional dilution when and if these options are exercised. Assuming the exercise in full of the      outstanding options, pro forma net tangible book value before this offering at     , 2011 would be $     per share, representing an immediate increase of $     per share to our existing stockholders, and, after giving effect to the sale of      shares of common stock in this offering, there would be an immediate dilution of $     per share to new investors in this offering.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth, for the periods and dates indicated, our summary historical consolidated financial and operating data. We have derived the statement of operations data for the fiscal years ended December 28, 2008, December 27, 2009 and December 26, 2010 and the balance sheet data as of December 27, 2009 and December 26, 2010 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the statement of operations data for the fiscal years ended December 31, 2006 and December 30, 2007 from unaudited consolidated financial statements not included elsewhere in this prospectus. We have derived the balance sheet data as of December 31, 2006, December 30, 2007 and December 30, 2008 from our unaudited consolidated financial statements not included elsewhere in this prospectus. We have derived the statement of operations data for the thirteen weeks ended March 28, 2010 and March 27, 2011 and balance sheet data as of March 27, 2011 from our unaudited interim consolidated financial statements appearing elsewhere in this prospectus. We have derived the balance sheet data as of March 28, 2010 from our unaudited interim consolidated financial statements not included elsewhere in this prospectus. You should read this information in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

	PREDECESSOR COMPANY	SUCCESSOR COMPANY
			YEAR ENDED (1)				THIRTEEN WEEKS ENDED
	JANUARY 1, 2006 - NOVEMBER 6, 2006	NOVEMBER 7, 2006 - DECEMBER 31, 2006	DECEMBER 30, 2007	DECEMBER 28, 2008	DECEMBER 27, 2009	DECEMBER 26, 2010	MARCH 28, 2010	MARCH 27, 2011
		(Dollars in thousands, except per share data)
Statement of Operations Data:
Revenue	$34,346	$5,885	$42,092	$51,868	$69,394	$94,908	$20,374	$29,209
Cost of Sales	10,637	1,761	13,132	15,833	20,120	28,096	6,050	8,843
Labor	9,727	1,682	11,713	14,956	21,186	30,394	6,537	9,191
Operating	5,028	786	5,640	6,587	8,558	11,822	2,506	3,520
Occupancy	2,223	345	2,659	3,248	4,314	5,654	1,257	1,687
General and administrative	2,175	1,460	6,134	6,342	4,617	5,293	1,252	1,453
Marketing	334	75	314	389	533	655	157	220
Restaurant pre-opening	—	—	5	867	1,673	1,959	340	668
Depreciation and amortization	339	70	518	785	1,549	2,732	592	925

Total costs and expenses	30,463	6,179	40,115	49,007	62,550	86,605	18,691	26,507

Income (loss) from operations	3,883	(294)	1,977	2,861	6,844	8,303	1,683	2,702
Interest expense	1	414	2,832	2,823	3,114	3,584	913	889

Income (loss) before income taxes	3,882	(708)	(855)	38	3,730	4,719	770	1,813
Income tax provision (benefit) expense	—	(219)	26	(113)	1,077	1,428	242	549

Net income (loss)	$3,882	$(489)	$(881)	$151	$2,653	$3,291	$528	$1,264

Per Share Data: (2)
Basic net income (loss) per share	$0.14	$(0.02)	$(0.03)	$0.01	$0.09	$0.11	$0.02	$0.04
Diluted net income (loss) per share	$0.14	$(0.02)	$(0.03)	$0.01	$0.09	$0.11	$0.02	$0.04
Weighted average common stock outstanding
Basic	27,722,222	27,722,222	27,855,701	28,002,222	28,070,400	29,179,571	28,094,388	29,866,954
Diluted	27,722,222	27,722,222	28,088,244	28,847,589	29,346,847	30,730,772	29,507,339	31,589,160

Other Financial Data:
Net cash provided by operating activities	4,380	813	1,108	3,111	6,292	11,752	979	4,367
Net cash used in investing activities	(287)	(40,085)	(654)	(6,287)	(15,588)	(16,646)	(2,060)	(4,914)
Net cash provided by (used in) financing activities	(4,056)	40,600	(1,028)	4,030	9,750	6,169	813	107
Capital expenditures	287	116	654	6,029	15,395	16,370	1,996	4,840
Restaurant-Level EBITDA (3)	6,397	1,236	8,634	10,855	14,683	18,287	3,867	5,748
Restaurant-Level EBITDA margin (3)	18.6%	21.0%	20.5%	20.9%	21.2%	19.3%	19.0%	19.7%
Adjusted EBITDA (3)	4,522	831	5,731	7,321	10,349	13,369	2,709	4,389
Adjusted EBITDA margin (3)	13.2%	14.1%	13.6%	14.1%	14.9%	14.1%	13.3%	15.0%

	PREDECESSOR COMPANY	SUCCESSOR COMPANY
			YEAR ENDED (1)				THIRTEEN WEEKS ENDED
	JANUARY 1, 2006 - NOVEMBER 6, 2006	NOVEMBER 7, 2006 - DECEMBER 31, 2006	DECEMBER 30, 2007	DECEMBER 28, 2008	DECEMBER 27, 2009	DECEMBER 26, 2010	MARCH 28, 2010	MARCH 27, 2011
		(Dollars in thousands, except per share data)
Operating Data:
Total restaurants (at end of period)	—	—	8	12	17	23	18	24
Total comparable restaurants (at end of period)	—	—	8	8	8	13	10	14
Average sales per comparable restaurant (4)	—	—	$5,247	$5,400	$5,292	$4,985	$1,257	$1,261
Change in comparable restaurant sales (4)	—	—	7.1%	2.9%	(2.0)%	0.7%	(2.9)%	6.7%
Average check (5)	—	—	$12.14	$12.66	$12.77	$12.74	$12.73	$12.89

Balance Sheet Data (at end of period):
Cash and cash equivalents	—	$1,328	$754	$1,608	$2,062	$3,337	$1,794	$2,897
Net working capital (deficit)	—	(1,235)	(3,060)	(6,865)	(2,817)	861	(2,402)	(1,128)
Total assets	—	48,006	47,760	58,120	70,164	88,642	70,840	89,700
Total debt	—	17,527	16,514	20,364	29,914	30,732	30,727	30,839
Total stockholders’ equity	—	24,690	27,345	28,691	31,920	40,968	32,551	42,330

(1)

We utilize a 52- or 53-week accounting period which ends on the Sunday immediately preceding December 31. The fiscal years ended December 26, 2010, December 27, 2009, December 28, 2008 and December 30, 2007 all had 52 weeks. The fiscal year ended December 31, 2006 had 53 weeks.

(2)

Gives effect to the conversion of our series A preferred stock, series B preferred stock and series X preferred stock to common stock prior to the consummation of this offering, assuming such conversion occurred on the first day of the period presented.

(3)

Restaurant-Level EBITDA represents income (loss) from operations plus the sum of general and administrative expenses, restaurant pre-opening costs and depreciation and amortization. Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization plus the sum of management fees and expenses, predecessor company adjustments, deferred compensation and restaurant pre-opening costs.

We are presenting Restaurant-Level EBITDA and Adjusted EBITDA, which are not prepared in accordance with U.S. generally accepted accounting principles, or GAAP. We present these measures because we believe that they provide an additional metric by which to evaluate our operations and, when considered together with our GAAP results and the reconciliation to our income from operations and net income, respectively, we believe they provide a more complete understanding of our business than could be obtained absent this disclosure. We use Restaurant-Level EBITDA and Adjusted EBITDA, together with financial measures prepared in accordance with GAAP, such as revenue, income from operations, net income and cash flows from operations, to assess our historical and prospective operating performance and to enhance our understanding of our core operating performance. Restaurant-Level EBITDA and Adjusted EBITDA are presented because: (i) we believe they are useful measures for investors to assess the operating performance of our business without the effect of non-cash depreciation and amortization expenses; (ii) we believe that investors will find these measures useful in assessing our ability to service or incur indebtedness; and (iii) we use Restaurant-Level EBITDA and Adjusted EBITDA internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors. The use of Restaurant-Level EBITDA and Adjusted EBITDA as performance measures permits a comparative assessment of our operating performance relative to our performance based on our GAAP results, while isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. Companies within our industry exhibit significant variations with respect to capital structures and cost of capital (which affect interest expense and tax rates) and differences in book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. Our management believes that Restaurant-Level EBITDA and Adjusted EBITDA facilitate company-to-company comparisons within our industry by eliminating some of the foregoing variations.

Restaurant-Level EBITDA and Adjusted EBITDA are not determined in accordance with GAAP and should not be considered in isolation or as an alternative to net income, income from operations, net cash provided by operating, investing or financing activities or other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Restaurant-Level EBITDA and Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. Restaurant-Level EBITDA and Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies and our presentation of Restaurant-Level EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual items.

Our management recognizes that Restaurant-Level EBITDA and Adjusted EBITDA have limitations as analytical financial measures, including the following:

■	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect our capital expenditures or future requirements for capital expenditures;

■	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, associated with our indebtedness;

■

Restaurant-Level EBITDA and Adjusted EBITDA do not reflect depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, nor do Restaurant-Level EBITDA and Adjusted EBITDA reflect any cash requirements for such replacements;

■	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs; and

■	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect restaurant pre-opening costs.

■	Restaurant-Level EBITDA does not reflect general and administrative expenses.

A reconciliation of Restaurant-Level EBITDA, Adjusted EBITDA and EBITDA to income from operations and net income is provided below.

	PREDECESSOR COMPANY	SUCCESSOR COMPANY
			YEAR ENDED (1)				THIRTEEN WEEKS ENDED
	JANUARY 1, 2006 - NOVEMBER 6, 2006	NOVEMBER 7, 2006 - DECEMBER 31, 2006	DECEMBER 30, 2007	DECEMBER 28, 2008	DECEMBER 27, 2009	DECEMBER 26, 2010	MARCH 28, 2010	MARCH 27, 2011
		(Dollars in thousands)
Adjusted EBITDA:
Income (loss) from operations	$3,883	$(294)	$1,977	$2,861	$6,844	$8,303	$1,683	$2,702
Interest expense	1	414	2,832	2,823	3,114	3,584	913	889
Income tax provision (benefit) expense	—	(219)	26	(113)	1,077	1,428	242	549

Net income (loss)	$3,882	$(489)	$(881)	$151	$2,653	$3,291	$528	$1,264
Income tax provision (benefit) expense	—	(219)	26	(113)	1,077	1,428	242	549
Interest expense	1	414	2,832	2,823	3,114	3,584	913	889
Depreciation and amortization	339	70	518	785	1,549	2,732	592	925

EBITDA	$4,222	$(224)	$2,495	$3,646	$8,393	$11,035	$2,275	$3,627
Deferred compensation (a)	—	845	2,660	2,438	(100)	—	—	—
Management fees and expenses (b)	—	158	571	370	383	375	94	94
Predecessor company adjustments (c)	300	52	—	—	—	—	—	—
Restaurant pre-opening costs (d)	—	—	5	867	1,673	1,959	340	668

Adjusted EBITDA	$4,522	$831	$5,731	$7,321	$10,349	$13,369	$2,709	$4,389

Restuarant-Level EBITDA:
Income (loss) from operations	$3,883	$(294)	$1,977	$2,861	$6,844	$8,303	$1,683	$2,702
General and administrative	2,175	1,460	6,134	6,342	4,617	5,293	1,252	1,453
Restaurant pre-opening (d)	—	—	5	867	1,673	1,959	340	668
Depreciation and amortization	339	70	518	785	1,549	2,732	592	925

Restaurant-Level EBITDA	$6,397	$1,236	$8,634	$10,855	$14,683	$18,287	$3,867	$5,748

(a)

In connection with our acquisition by our Sponsor, we entered into employment agreements with certain employees pursuant to which we agreed to pay bonuses monthly over a two or three year period. The payment of the bonuses under certain of these employment agreements was subject to continued employment with us. For bonus payments subject to continued employment, we recognized the bonus payments as compensation expense on a straight-line basis over the requisite service period. With respect to certain agreements that were not subject to continued employment, we recognized the bonus payments as compensation expense at the time the expense was incurred. All required payments under these employment agreements have been made as of December 27, 2009. In accordance with these employment agreements, the entity owned by our Founders assumed the obligations to make future payments under the employment agreements. See “Certain Relationships and Related Party Transactions – Bonus Payments and Related Note.”

(b)

On November 7, 2006, in connection with the Sponsor’s investment, we entered into an advisory agreement with our Sponsor, pursuant to which our sponsor agreed to provide us with certain financial advisory services. In exchange for these services, we pay the sponsor an aggregate annual management fee equal to $350,000, and we reimburse our sponsor for out-of-pocket expenses incurred in connection with the provision of services pursuant to the agreement. Upon the completion of this offering, we and our sponsor have agreed to terminate the advisory agreement in exchange for a termination fee of $2.0 million.

(c)	Predecessor company adjustments include legal and management fees related to the acquisition of our predecessor, Chuy’s Comida Deluxe, by our Sponsor.
(d)

Restaurant pre-opening costs include expenses directly associated with the opening of new restaurants and are incurred prior to the opening of a new restaurant. See Note 1 to our audited consolidated financial statements for additional details.

Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenues. We present Adjusted EBITDA margin because it is used by management as a performance measurement to judge the level of Adjusted EBITDA generated from revenues and we believe its inclusion is appropriate to provide additional information to investors.

(4)

We consider a restaurant to be comparable in the first full quarter following the eighteenth month of operations. Change in comparable restaurant sales reflect changes in sales for the comparable group of restaurants over a specified period of time.

(5)	Average check is calculated by dividing revenue by guest counts for a given period of time. Guest count is measured by the number of entrees sold.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with “Selected Historical Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. The following discussion contains, in addition to historical information, forward-looking statements that include risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the heading “Risk Factors” and elsewhere in this prospectus.

General

We are a fast-growing, value-driven, full-service restaurant concept offering a distinct menu of authentic, high-quality Mexican food. We were founded in Austin, Texas in 1982 by Mike Young and John Zapp, and as of June 26, 2011, we operated 27 Chuy’s restaurants across Texas, Tennessee, Kentucky, Alabama and Indiana.

We are committed to providing value to our guests through offering large portions of made-from-scratch, flavorful Tex Mex inspired dishes using fresh, high-quality ingredients. We also offer a full bar in all of our restaurants which serves our value-oriented beverage offerings and distinctive specialty cocktails. We believe the inimitable Chuy’s culture is one of our most valuable assets, and we are committed to preserving and continually investing in our culture and our guests’ restaurant experience.

Our restaurants have a common décor but are unique in format, offering an “unchained” look and feel, as expressed by our motto “If you’ve seen one Chuy’s, you’ve seen one Chuy’s!” Our restaurants have an upbeat, funky, eclectic, somewhat irreverent atmosphere while still maintaining a family-friendly environment. For additional information on our restaurants, see “Business.”

Our Growth Strategies and Outlook

Our growth is based primarily on the following strategies:

■	Pursue new restaurant development;

■	Leverage scalable infrastructure and increase our margins; and

■	Deliver consistent same store sales through providing high-quality food and service.

We plan to open a total of eight new restaurants in 2011 and an additional 35 to 40 new restaurants over the next five years. We have an established presence in Texas, the Southeast and the Midwest, with restaurants in multiple large markets in these regions. Our growth plan over the next five years focuses on developing additional locations in our existing core markets, new core markets and in smaller markets surrounding each of those core markets. For additional discussion of our growth strategies and outlook, see “Business—Our Business Strategies.”

Performance Indicators

We use the following performance indicators in evaluating our performance:

■

Average Check. Average check is calculated by dividing revenue by total entrees sold for a given time period. Average check reflects menu price influences as well as changes in menu mix. Our management team uses this indicator to analyze trends in guests preferences, effectiveness of menu changes and price increases and per guest expenditures.

■	Average Weekly Guests. Average weekly guests is measured by the number of entrees sold per week. Our management team uses this metric to measure changes in customer traffic.

■

Average Unit Volume. Average unit volume consists of the average sales of our comparable restaurants over a certain period of time. This measure is calculated by dividing total restaurant sales by total number of restaurants within a period by the relevant period. This indicator assists management in measuring changes in guest traffic, pricing and development of our brand.

■

Comparable Restaurant Sales. We consider a restaurant to be comparable in the first full quarter following the 18th month of operations. Changes in comparable restaurant sales reflect changes in sales for the comparable group of restaurants over a specified period of time. Changes in comparable sales reflect changes in guest count trends as well as changes in average check. Our comparable restaurant base consisted of ten and 14 restaurants at March 28, 2010 and March 27, 2011, respectively, and eight, eight and 13 restaurants at December 28, 2008, December 27, 2009 and December 26, 2010, respectively.

■

Operating Margin. Operating margin represents income from operations as a percentage of our revenue. By monitoring and controlling our operating margins, we can gauge the overall profitability of our company.

Our Fiscal Year

We operate on a 52- or 53-week fiscal year that ends on the last Sunday of the calendar year. Each quarterly period has 13 weeks, except for a 53-week year when the fourth quarter has 14 weeks. Our 2008, 2009 and 2010 fiscal years each consisted of 52 weeks.

Key Financial Definitions

Revenue. Revenue primarily consists of food and beverage sales, net of any discounts, such as management and employee meals, associated with each sale as well as merchandise sales, which includes sales of our t-shirts, sweatshirts and hats. To-go sales are included within food revenue. Revenue in a given period is directly influenced by the number of operating weeks in such period, the number of restaurants we operate and comparable restaurant sales growth.

Cost of Sales. Cost of sales consists primarily of food, beverage and merchandise related costs. The components of cost of sales are variable in nature, change with sales volume and are subject to increases or decreases based on fluctuations in commodity costs.

Labor Costs. Labor costs include restaurant management salaries, front- and back-of-house hourly wages and restaurant-level manager bonus expense, employee benefits and payroll taxes.

Operating Costs. Operating costs consist primarily of restaurant-related operating expenses, such as supplies, utilities, repairs and maintenance, travel costs, general liability and workers compensation insurance, credit card fees, recruiting, delivery service and security. These costs generally increase with sales volume but decline as a percentage of revenue.

Occupancy Costs. Occupancy costs include rent charges, both fixed and variable, as well as common area maintenance costs, property insurance and taxes, the amortization of tenant allowances and the adjustment to straight-line rent. These costs generally increase with sales volume but decline as a percentage of revenue.

General and Administrative Expenses. General and administrative expenses include costs associated with corporate and administrative functions that support our operations, including senior and supervisory management and staff compensation (including stock-based compensation) and benefits, travel, financial advisory fees paid to our Sponsor, legal and professional fees, information systems, corporate office rent and other related corporate costs. As a public company, we expect our stock-based compensation expense to increase. In addition, we estimate that we will incur approximately $1.5 to $2.0 million of incremental general and administrative expenses as a result of being a public company.

Marketing. Marketing costs include costs associated with our local restaurant marketing programs, community service and sponsorship activities, our menus and other promotional activities.

Restaurant Pre-opening Costs. Restaurant pre-opening costs consist of costs incurred during the five months before opening a restaurant, including manager salaries, relocation costs, supplies, recruiting expenses, initial new market public relations costs, pre-opening activities, employee payroll and related training costs for new employees. Restaurant pre-opening costs also include rent recorded during the period between date of possession and the restaurant opening date for our leased restaurant locations.

Depreciation and Amortization. Depreciation and amortization principally include depreciation on fixed assets, including equipment and leasehold improvements, and amortization of certain intangible assets for restaurants.

Interest Expense. Interest expense consists primarily of interest on our outstanding indebtedness. Our debt issuance costs are recorded at cost and are amortized over the lives of the related debt under the effective interest method.

Income Tax Expense. This represents liabilities related to taxable income at the federal, state and local levels.

Results of Operations

The following table presents the consolidated statement of operations for the years ended December 28, 2008, December 27, 2009 and December 26, 2010, and the thirteen weeks ended March 28, 2010 and March 27, 2011, as well as, for the periods indicated, each line item as a percentage of revenue.

	YEAR ENDED						THIRTEEN WEEKS ENDED
	DECEMBER 28, 2008	% OF REVENUE	DECEMBER 27, 2009	% OF REVENUE	DECEMBER 26, 2010	% OF REVENUE	MARCH 28, 2010	% OF REVENUE	MARCH 27, 2011	% OF REVENUE
	(Dollars in thousands, unless percentage)
REVENUE	$51,868	—	$69,394	—	$94,908	—	$20,374	—	$29,209	—
OPERATING COSTS:
Cost of sales	15,833	30.5%	20,120	29.0%	28,096	29.6%	6,050	29.7%	8,843	30.3%
Labor	14,956	28.8%	21,186	30.5%	30,394	32.0%	6,537	32.1%	9,191	31.5%
Operating	6,587	12.7%	8,558	12.3%	11,822	12.5%	2,506	12.3%	3,520	12.1%
Occupancy	3,248	6.3%	4,314	6.2%	5,654	6.0%	1,257	6.2%	1,687	5.8%
General and administrative	6,342	12.2%	4,617	6.7%	5,293	5.6%	1,252	6.1%	1,453	5.0%
Marketing	389	0.7%	533	0.8%	655	0.7%	157	0.8%	220	0.8%
Restaurant pre-opening	867	1.7%	1,673	2.4%	1,959	2.1%	340	1.7%	668	2.3%
Depreciation and amortization	785	1.5%	1,549	2.2%	2,732	2.9%	592	2.9%	925	3.2%

Total costs and expenses	49,007	94.5%	62,550	90.1%	86,605	91.3%	18,691	91.7%	26,507	90.7%

INCOME FROM OPERATIONS	2,861	5.5%	6,844	9.9%	8,303	8.7%	1,683	8.3%	2,702	9.3%
INTEREST EXPENSE	2,823	5.4%	3,114	4.5%	3,584	3.8%	913	4.5%	889	3.0%

INCOME BEFORE INCOME TAXES	38	0.1%	3,730	5.4%	4,719	5.0%	770	3.8%	1,813	6.2%
INCOME TAX PROVISION (BENEFIT) EXPENSE	(113)	(0.2)%	1,077	1.6%	1,428	1.5%	242	1.2%	549	1.9%

NET INCOME	$151	0.3%	$2,653	3.8%	$3,291	3.5%	$528	2.6%	$1,264	4.3%

Potential Fluctuations in Quarterly Results and Seasonality

Our quarterly operating results may fluctuate significantly as a result of a variety of factors, including the timing of new restaurant openings and related expenses, profitability of new restaurants, weather, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors, changes in food costs, changes in labor costs and rising gas prices. In the past, we have experienced significant variability in restaurant pre-opening costs from quarter to quarter primarily due to the timing of restaurant openings. We typically incur restaurant pre-opening costs in the five months preceding a new restaurant opening. In addition, our experience to date has been that labor and direct operating and occupancy costs associated with a newly opened restaurant during the first three to four months of operation are often materially greater than what will be expected after that time, both in aggregate dollars and as a percentage of restaurant sales. Accordingly, the number and timing of new restaurant openings in any quarter has had, and is expected to continue to have, a significant impact on quarterly restaurant pre-opening costs, labor and direct operating and occupancy costs.

Our business also is subject to fluctuations due to season and adverse weather. Our results of operations have historically been impacted by seasonality. The spring and summer months as well as December have traditionally had higher sales volume than other periods of the year. Holidays, severe winter weather, hurricanes, thunderstorms and similar conditions may impact restaurant unit volumes in some of the markets where we operate and may have a greater impact should they occur during our higher volume months. As a result of these and other factors, our financial results for any given quarter may not be indicative of the results that may be achieved for a full fiscal year.

Thirteen Weeks Ended March 27, 2011 Compared to Thirteen Weeks Ended March 28, 2010

Revenue. Revenue increased $8.8 million, or 43.4%, to $29.2 million for the thirteen weeks ended March 27, 2011, as compared to $20.4 million for the thirteen weeks ended March 28, 2010. This increase was driven by $7.7 million in incremental revenue from our non-comparable restaurants, which included an additional 84 operating weeks provided by one new restaurant opened in the first thirteen weeks of 2011 and five new restaurants opened in the last three quarters of 2010. Additionally, during this period, comparable restaurant sales increased 6.7% over the same period the prior year due to an increase in average weekly guests. Our revenue attributed to food, bar and merchandise sales remained steady at approximately 79.2%, 19.7% and 1.1% of total revenue, respectively.

Cost of Sales. Cost of sales increased $2.8 million, or 46.2%, to $8.8 million for the thirteen weeks ended March 27, 2011, as compared to $6.1 million for the thirteen weeks ended March 28, 2010. As a percentage of revenue, cost of sales increased to 30.3% in the first thirteen weeks of 2011, from 29.7% in the same period in 2010. This percentage increase resulted primarily from inflation in produce costs due to adverse weather conditions. During that same period, beverage and merchandise costs remained flat.

Labor Costs. Labor costs increased $2.7 million, or 40.6%, to $9.2 million for the thirteen weeks ended March 27, 2011, as compared to $6.5 million for the thirteen weeks ended March 28, 2010. This increase is primarily due to additional employee related expenses for staff for the six additional restaurants operating during the thirteen weeks ended March 27, 2011, as compared to the same period the prior year. As a percentage of revenue, labor costs decreased to 31.5% in the first thirteen weeks of 2011, from 32.1% in the same period in 2010, primarily as a result of improved labor efficiency in our established restaurants, partially offset by inefficiencies at our new restaurants and an increase in benefits and payroll taxes related to an increase in our headcount.

Operating Costs. Operating costs increased $1.0 million, or 40.5%, to $3.5 million for the thirteen weeks ended March 27, 2011, as compared to $2.5 million for the thirteen weeks ended March 28, 2010. This increase was primarily related to operating costs for incremental restaurants added between periods. As a percentage of revenue, operating costs decreased to 12.1% in the first thirteen weeks of 2011, compared to 12.3% in the same period in 2010 as a result of operating leverage.

Occupancy Costs. Occupancy costs increased $0.4 million, or 34.2%, to $1.7 million for the thirteen weeks ended March 27, 2011, as compared to $1.3 million for the thirteen weeks ended March 28, 2010. This increase resulted from six additional stores that were open in the thirteen weeks ended March 27, 2011, as compared to the same period in 2010. As a percentage of revenue, occupancy costs decreased to 5.8% in the first thirteen weeks of 2011, from 6.2% in the same period in 2010.

General and Administrative Expenses. General and administrative expenses increased $0.2 million, or 16.0%, to $1.5 million for the thirteen weeks ended March 27, 2011, as compared to $1.3 million for the thirteen weeks ended March 28, 2010. As a percentage of revenue, general and administrative expenses decreased to 5.0% for the first quarter of 2011, as compared to 6.1% for the same period in 2010. This decrease was the result of increased operating leverage as we continued to open new restaurants. We expect general and administrative expenses to increase during the remainder of 2011 due to additional supervisory and corporate staff to support our new restaurants and the costs associated with the implementation of our new back office software. We expect that our improvements in operating leverage will more than offset this increase in expenses.

Marketing Costs. As a percentage of revenue, marketing costs remained flat at approximately 0.8%. Our marketing costs in a particular period are generally limited to the period’s proportionate amount of our marketing budget of 0.8% of sales.

Restaurant Pre-opening Costs. Restaurant pre-opening costs increased by $0.3 million, or 96.5%, to $0.7 million for the thirteen weeks ended March 27, 2011, as compared to $0.3 million for the thirteen weeks ended March 28, 2010. This increase resulted primarily from five restaurants in development during the thirteen week period ended March 27, 2011 compared to one restaurant in development during the thirteen week period ended March 28, 2010.

Depreciation and Amortization. Depreciation and amortization increased $0.3 million from $0.6 million to $0.9 million, due to an increase in equipment and leasehold improvements as a result of additional restaurant openings. As a percentage of revenue, depreciation and amortization expenses increased to 3.2% for the thirteen weeks ended March 27, 2011, from 2.9% for the thirteen weeks ended March 28, 2010.

Interest Expense. Interest expense remained flat at approximately $0.9 million for the thirteen weeks ended March 27, 2011, as compared to the thirteen weeks ended March 28, 2010. We entered into our new $67.5 million senior secured credit facility during May 2011. Under this new facility, we expect our interest rate to be lower than under our prior facilities. See “Description of Indebtedness” for more information about our credit facilities, including our new senior secured credit facility.

Income Tax Expense. Income tax expense was approximately $0.5 million for the first thirteen weeks of 2011, as compared to approximately $0.2 million for the comparable period in 2010. For the thirteen weeks ended March 27, 2011, the effective tax rate was 30.3% as compared to 31.4% for the thirteen weeks ended March 28, 2010. The effective tax rates differ from the statutory rate of 34.0% primarily due to tax credits attributable to payroll taxes on employee tips.

Year Ended December 26, 2010 Compared to Year Ended December 27, 2009

Revenue. Revenue increased $25.5 million, or 36.8%, to $94.9 million in 2010, from $69.4 million in 2009. This increase was driven by $25.1 million in additional revenue related to an additional 283 operating weeks provided by the six new restaurants opened in 2010 and the full year of operations of the five new restaurants opened in 2009. In addition, comparable store sales for 2010 increased 0.7% as compared to 2009. Our revenue attributed to food, bar and merchandise sales remained at approximately 79.1%, 19.7% and 1.2% of total revenue for 2010, respectively.

Cost of Sales. Cost of sales increased $8.0 million, or 39.6%, to $28.1 million in 2010, from $20.1 million in 2009. As a percent of revenue, cost of sales increased to 29.6% in 2010, from 29.0% in 2009. This percentage increase was primarily a result of an increase in dairy, cheese and produce costs. Beverage and merchandise costs remained flat.

Labor Costs. Labor costs increased $9.2 million, or 43.5%, to $30.4 million in 2010, from $21.2 million in 2009. This increase was primarily a result of an additional $9.3 million of labor costs incurred with respect to six new restaurants opened during 2010 and the full year of operations of the five restaurants opened in 2009. As a percentage of revenue, labor costs increased to 32.0% in fiscal 2010, from 30.5% in the same period in 2009, primarily as a result of increase in payroll, benefits and payroll taxes related to an increase in our headcount and inefficiencies at our new restaurants, partially offset by improved labor efficiency in our established restaurants.

Operating Costs. Operating costs increased $3.3 million, or 38.1%, to $11.8 million in 2010, from $8.6 million in 2009. As a percent of revenue, operating costs increased to 12.5% in 2010 from 12.3% in 2009. This percentage increase resulted in part from the increase in credit card fees and supplies as a result of the increase in revenue in 2010, as compared to 2009. This increase was also a result of increases in utilities, repairs and maintenance and insurance associated with the additional restaurants in 2010, as compared to 2009.

Occupancy Costs. Occupancy costs increased $1.3 million, or 31.0%, to $5.7 million in 2010, from $4.3 million in 2009. This increase resulted from six new restaurants opened in 2010 and the full year of operations of the five new restaurants opened in 2009. As a percentage of revenue, occupancy costs decreased to 6.0% in 2010, from 6.2% in 2009.

General and Administrative Expenses. General and administrative expenses increased $0.7 million, or 14.6%, to $5.3 million for 2010, as compared to $4.6 million for 2009. This increase was primarily the result of hiring additional management to support new restaurants. As a percent of revenue, general and administrative expenses decreased to 5.6% in 2010, from 6.7% in 2009, due to improved operating leverage.

Marketing Costs. As a percentage of revenue, marketing costs decreased to 0.7% in 2010 from 0.8% in 2009. Marketing costs remained relatively flat as our marketing budget is generally limited to 0.8% of sales.

Restaurant Pre-opening Costs. Restaurant pre-opening costs increased by $0.3 million, or 17.1%, to $2.0 million in 2010, from $1.7 million in 2009. The increase in restaurant pre-opening costs was due to the impact of opening six new restaurants in 2010, as compared to five new restaurants opened in 2009.

Depreciation and Amortization. Depreciation and amortization increased $1.2 million, or 76.4%, to $2.7 million in 2010, as compared to $1.5 million in 2009. As a percent of revenue, depreciation and amortization expenses increased to 2.9% in 2010 from 2.2% in 2009. This percentage increase primarily resulted from additional depreciation associated with new equipment and leasehold improvements associated with our new restaurants.

Interest Expense. Interest expense increased $0.5 million, or 15.0%, to $3.6 million in 2010, from $3.1 million in 2009. The increase was due to higher outstanding balances under our credit facilities. See “Description of Indebtedness” for additional information regarding our credit facilities.

Income Tax Expense. Income tax expense increased $0.4 million to $1.4 million in 2010, from $1.1 million in 2009. This increase was primarily due to an increase in taxable income in fiscal year 2010, as compared to the year ended December 28, 2009. For the year ended December 26, 2010, the effective tax rate was 30.3% as compared to 28.9% for the year ended December 28, 2009. The effective tax rate differs from the statutory rate of 34.0% primarily due to tax credits attributable to payroll taxes on employee tips.

Year Ended December 27, 2009 Compared to Year Ended December 28, 2008

Revenue. Revenue increased $17.5 million, or 33.8%, to $69.4 million in 2009 from $51.9 million in 2008. This increase was driven by $18.4 million in additional revenue related to an additional 217 operating weeks provided by the five new restaurants opened in 2009 and the full year of operations of the four restaurants opened in 2008. This increase was partially offset by a $0.9 million, or 2.0%, decline in comparable restaurant sales, driven by a decline in average weekly guests at our comparable restaurants. Our revenue attributed to food, bar and merchandise sales remained at approximately 78.7%, 19.9% and 1.4% of total revenue for 2009, respectively.

Cost of Sales. Cost of sales increased $4.3 million, or 27.1%, to $20.1 million in fiscal 2009, from $15.8 million in fiscal 2008. As a percent of revenue, cost of sales declined to 29.0% in 2009 compared to 30.5% in 2008. The decrease in cost of sales as a percentage of revenue primarily resulted from our decrease in food costs during 2009 as a result of significant price decreases in certain of our key products such as meat, dairy and cheese. During that same period, beverage costs decreased 1.0%.

Labor Costs. Labor costs increased $6.2 million, or 41.7%, to $21.2 million in 2009, from $15.0 million in 2008. This increase was a result of an additional $5.1 million of labor costs incurred with respect to five new restaurants opened during 2009 and the full year of operations of the four restaurants opened in 2008, as well as increases in support staff at our existing restaurants. As a percent of revenue, labor costs increased to 30.5% in 2009 from 28.8% in 2008, primarily as a result of increase in payroll, benefits and payroll taxes related to an increase in our headcount and inefficiencies at our new restaurants, partially offset by improved labor efficiency in our established restaurants.

Operating Costs. Operating costs increased $2.0 million, or 29.9%, to $8.6 million in 2009, from $6.6 million in 2008. This increase was primarily due to increases in credit card fees and supplies resulting from an increase in revenue. As a percent of revenue, operating costs decreased to 12.3% in 2009 compared to 12.7% in 2008.

Occupancy Costs. Occupancy costs increased $1.1 million, or 32.8%, to $4.3 million in 2009, from $3.2 million in 2008. This increase resulted from five new restaurants opened in 2009 and the full year of operations of the four new restaurants opened in 2008. As a percentage of revenue, occupancy costs remained flat in 2009 as compared to 2008.

General and Administrative Expenses. General and administrative expenses decreased $1.7 million, or 27.2%, to $4.6 million in 2009 from $6.3 million for 2008. This decrease was driven by the non-recurrence of our deferred compensation expenses and our greater operating leverage. The decrease was partially offset by an increase in salaries. As a percent of revenue, general and administrative expenses decreased to 6.7% in 2009 from 12.2% in 2008.

Marketing Costs. As a percentage of revenue, marketing costs remained flat at approximately 0.8%. Our marketing costs in a particular period are generally limited to the period’s proportionate amount of our marketing budget of 0.8% of sales.

Restaurant Pre-opening Costs. Restaurant pre-opening costs increased by $0.8 million, or 93.0%, to $1.7 million in 2009 from $0.9 million in 2008. The increase resulted primarily from opening five new restaurants in 2009, as compared to four new restaurants in 2008. The increase was also due in part to the increase in restaurant pre-opening costs in 2009 associated with opening our first restaurant outside of Texas in Nashville, Tennessee, which resulted in increases in training and travel expenses and the incurrence of expenses for management relocation and public relations services.

Depreciation and Amortization. As a percent of revenue, depreciation and amortization expenses increased slightly to 2.2% in 2009, as compared to 1.5% in 2008 due to increases in purchases of property and equipment for new restaurants.

Interest Expense. Interest expense increased $0.3 million, or 10.4%, to $3.1 million in 2009 from $2.8 million in 2008. The increase was due to greater outstanding borrowings under our credit facilities during 2009, as compared to 2008.

Income Tax Expense. Income tax expense increased $1.2 million to $1.1 million in 2009 from a $0.1 million benefit in 2008. This increase was primarily the result of an increase in income before taxes in 2009, as compared to 2008. For the year ended December 28, 2009, the effective tax rate was 28.9% as compared to a benefit of 297.4% for the year ended December 30, 2008. The effective tax rate differs from the statutory rate of 34.0% primarily due to tax credits attributable to payroll taxes on employee tips.

Liquidity

Our principal sources of cash are net cash provided by operating activities and borrowings under our new $67.5 million senior secured credit facility, which we entered into on May 24, 2011. As of March 27, 2011, we had approximately $2.9 million in cash and cash equivalents. At June 26, 2011, we had approximately $15.0 million of availability under our new senior secured credit facility. Our need for capital resources is driven by our restaurant expansion plans, ongoing maintenance of our restaurants, investment in our corporate and information technology infrastructure, obligations under our operating leases and interest payments on our debt. Based on our current growth plans, we believe our expected cash flows from operations, available borrowings under our new senior secured credit facility and expected tenant incentives will be sufficient to finance our planned capital expenditures and other operating activities for the next twelve months.

Consistent with many other restaurant and retail chain store operations, we use operating lease arrangements for our restaurants. We believe that these operating lease arrangements provide appropriate leverage of our capital structure in a financially efficient manner. We have entered into operating leases with certain related parties with respect to six of our restaurants and our corporate headquarters. See “Certain Relationships and Related Party Transactions” for additional information about these operating leases. Currently, operating lease obligations are not reflected as indebtedness on our consolidated balance sheet.

Our liquidity may be adversely affected by a number of factors, including a decrease in guest traffic or average check per guest due to changes in economic conditions, as described elsewhere in this prospectus under the heading “Risk Factors.”

Cash Flows for Thirteen Weeks Ended March 28, 2010 and March 27, 2011

The following table summarizes the statement of cash flows for the thirteen weeks ended March 28, 2010 and March 27, 2011:

	MARCH 28, 2010	MARCH 27, 2011
	(In thousands)
Cash flows provided by operating activities	$979	$4,367
Cash flows used in investing activities	(2,060)	(4,914)
Cash flows provided by financing activities	813	107

Net decrease in cash and cash equivalents	(268)	(440)

Cash and cash equivalents at beginning of period	2,062	3,337

Cash and cash equivalents at end of period	$1,794	$2,897

Operating Activities. Net cash provided by operating activities was $4.4 million for the thirteen weeks ended March 27, 2011, compared to $1.0 million for the thirteen weeks ended March 28, 2010. Our business is almost exclusively a cash business. Almost all of our receipts come in the form of cash and cash equivalents and a large majority of our expenditures are paid within a 30 day period. The increase in net cash provided by operating activities in the first thirteen weeks of 2011 compared to the same period in 2010 was primarily due to an increase in net income of $0.7 million, an increase of $1.0 million in lease incentives and higher non-cash expenses, including depreciation and amortization and deferred income taxes.

Investing Activities. Net cash used in investing activities was $4.9 million for the thirteen weeks ended March 27, 2011, compared to $2.1 million for the thirteen weeks ended March 28, 2010. The increase in net cash used in investing activities resulted from a $2.8 million increase in capital expenditures related to equipment and the buildout or conversion of our new restaurants. During the first thirteen weeks of 2011, we opened one restaurant and had three new restaurants under development, while in the first thirteen weeks of 2010, we opened one restaurant and had one new restaurant under development.

Financing Activities. Net cash provided by financing activities was $0.1 million for the first thirteen weeks of 2011, compared to $0.8 million of cash provided in the first thirteen weeks of 2010. On May 24, 2011, we replaced our $20.0 million credit facility with Wells Fargo Capital Finance, Inc. (“Wells Fargo Credit Facility”) and $10.0 million credit facility with HBK Investments L.P. (“HBK Credit Facility”) with a new $67.5 million senior secured credit facility with GCI Capital Markets, General Electric Capital Corporation and a syndicate of other financial institutions. Among other things, we used the proceeds from our new senior secured credit facility to repay the Wells Fargo Credit Facility and the HBK Credit Facility, to pay a $19.0 million dividend to our stockholders and to pay a $1.0 million special bonus to members of our management. For more information about our credit facilities, see “Description of Indebtedness.”

As of June 26, 2011, we had no financing transactions, arrangements or other relationships with any unconsolidated entities or related parties. Additionally, we had no financing arrangements involving synthetic leases or trading activities involving commodity contracts.

Cash Flows For Year Ended December 26, 2010, Year Ended December 27, 2009 and Year Ended December 28, 2008

The following table summarizes the statement of cash flows for the years ended December 26, 2010, December 27, 2009 and December 28, 2008:

	FISCAL YEAR ENDED
	DECEMBER 28, 2008	DECEMBER 27, 2009	DECEMBER 26, 2010
	(In thousands)
Cash flows provided by operating activities	$3,111	$6,292	$11,752
Cash flows used in investing activities	(6,287)	(15,588)	(16,646)
Cash flows provided by financing activities	4,030	9,750	6,169

Net increase in cash and cash equivalents	854	454	1,275

Cash and cash equivalents at beginning of period	754	1,608	2,062

Cash and cash equivalents at end of period	$1,608	$2,062	$3,337

Operating Activities. Net cash provided by operating activities was $11.8 million in 2010, compared to $6.3 million in 2009 and $3.1 million in 2008. The increase in net cash provided by operating activities in 2010, as compared to 2009 was $5.5 million. This increase was primarily due to $2.8 million increase in lease incentives, as compared to the prior year and also higher non-cash costs, such as depreciation and amortization and deferred income taxes. The increase in net cash provided by operating activities in 2009, as compared to 2008 was $3.2 million. This increase was primarily due to a $0.9 million increase in lease incentives, as compared to prior year and also higher non-cash costs, such as depreciation and amortization and deferred income taxes.

Investing Activities. Net cash used in investing activities was $16.6 million in 2010, $15.6 million in 2009 and $6.3 million in 2008. We used cash primarily to purchase property and equipment and to make leasehold improvements related to our restaurant expansion plans. During 2009, we used $3.8 million to make the final contingent purchase price payment for Chuy’s Arbor Trails. For additional information, see “Certain Relationships and Related Party Transactions—Purchase of Arbor Trails Restaurant.” The fluctuations in net cash used in investing activities for the periods presented is directly related to the number of new restaurants opened and in development during each period. In fiscal 2010, we opened six new restaurants and, in fiscal years 2009 and 2008, opened five and four restaurants, respectively.

Financing Activities. Net cash provided by financing activities was $6.2 million in 2010, $9.8 million in 2009 and $4.0 million in 2008. Net cash provided by financing activities in 2010 was primarily the result of $5.0 million in proceeds from the sale of our series X preferred stock in May 2010 and $0.4 million in proceeds from the sale of our common stock in December 2010 and $0.8 million in borrowings under the Wells Fargo Credit Facility. Net cash provided by financing in 2010 decreased, as compared to 2009 due to a substantial reduction in our borrowings under our prior credit facilities, partially offset by the increase in capital contribution from the sale of our series X preferred stock and common stock in 2010. For additional information about the sales of our securities during 2010, see “Certain Relationships and Related Party Transactions – 2010 Stock Sale.” Net cash provided by financing activities in 2009 was primarily the result of borrowings, net of payments, of $9.5 million under the Wells Fargo Credit Facility. Net cash provided by financing activities in 2008 was primarily the result of borrowings, net of payments, of $3.8 million under the Wells Fargo Credit Facility.

Capital Resources

Long-Term Capital Requirements. Our capital requirements are primarily dependent upon the pace of our growth plan and resulting new restaurants. Our growth plan is dependent upon many factors, including economic conditions, real estate markets, restaurant locations and nature of lease agreements. Our capital expenditure outlays are also dependent on costs for maintenance and capacity addition in our existing restaurants as well as information technology and other general corporate capital expenditures.

The capital resources required for a new restaurant depend on whether the restaurant is a ground-up buildout or a conversion. We estimate that each ground-up buildout restaurant will require a total cash investment of $1.7 million to $2.5 million (net of estimated tenant incentives of between zero and $0.8 million). We estimate that each conversion will require a total cash investment of $2.0 million to $2.2 million. In addition to the cost of the conversion or ground-up buildout, we expect to spend approximately $300,000 to $350,000 per restaurant for restaurant pre-opening costs. We target a cash-on-cash return beginning in the third operating year of 40.0%, and a sales to investment ratio of 2:1 for our new restaurants. On average, returns on units opened since 2008 have exceeded these target returns in the second year of operations.

We expect that our capital expenditure outlays for 2011 will be approximately $16.4 million, net of $4.6 million in agreed upon tenant incentives and excluding approximately $2.6 million of restaurant pre-opening costs for new restaurants that are not capitalized, of which we had spent $0.7 million at March 27, 2011. These capital expenditure projections include $14.7 million for the opening of eight new restaurants, $0.2 million for information technology infrastructure and $1.5 million for capacity addition expenditures and improvements to our existing restaurants and general corporate capital expenditures.

For 2012, we currently estimate capital expenditure outlays will range between $16.3 million and $20.7 million, net of agreed upon tenant incentives and excluding approximately $2.3 million to $2.9 million of restaurant pre-opening costs for new restaurants that are not capitalized. These capital expenditure projections are primarily related to $2.1 million each for the opening of seven to nine new restaurants and $1.7 million for capacity addition expenditures and improvements to our existing restaurants and general corporate capital expenditures.

Based on our growth plans, we believe our combined expected cash flows from operations, available borrowings under our new senior secured credit facility and expected tenant incentives will be sufficient to finance our planned capital expenditures and other operating activities in fiscal 2011 and 2012.

Short-Term Capital Requirements. Our operations have not required significant working capital and, like many restaurant companies, we operate with negative working capital. Restaurant sales are primarily paid for in cash or by credit card, and restaurant operations do not require significant inventories or receivables. In addition, we receive trade credit for the purchase of food, beverages and supplies, therefore reducing the need for incremental working capital to support growth. We had a net working capital deficit of $1.1 million at March 27, 2011, compared to net working capital of $0.9 million at December 26, 2010 and a net working capital deficit of $2.4 million at March 28, 2010.

Off-Balance Sheet Arrangements

As part of our on-going business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of March 27, 2011, we are not involved in any variable interest entities transactions and do not otherwise have any off-balance sheet arrangements.

Commitments and Contingencies

The following table summarizes contractual obligations at December 26, 2010 on an actual basis.

	PAYMENT DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Contractual Obligations
Long-Term Debt Obligations (1)	$32,568,963	$32,568,963	$—	$—	$—
Operating Lease Obligations (2)	74,335,001	5,811,641	12,474,817	12,954,952	43,093,591
Purchase Obligations (3)	8,376,321	8,376,321	—	—	—
Total	$115,280,284	$46,756,924	$12,474,817	$12,954,952	$43,093,591

(1)

Reflects our long-term obligations under the original scheduled repayments of our obligations under the Wells Fargo Credit Facility and HBK Credit Facility. In May 2011, in connection with entering into our new senior secured credit facility, we repaid all outstanding principal and interest under the Wells Fargo Credit Facility and HBK Credit Facility. Long-term debt obligations does not reflect our obligations under our new senior secured credit facility that we entered into in May 2011. Under our new senior secured credit facility, we will be obligated to pay $2.9 million, $10.3 million and $12.4 million in the periods of less than one year, one to three years and three to five years, respectively. Additionally, upon consummation of this offering, we will be required to make a mandatory prepayment of $     under our new senior secured credit facility.

(2)

Reflects the aggregate minimum lease payments for our restaurant operations and corporate office. Operating lease obligations excludes contingent rent payments that may be due under certain of our leases based on a percentage of sales.

(3)	Includes contractual purchase commitments for the purchase of goods related to system restaurant operations and commitments for construction of new restaurants.

Critical Accounting Policies

Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates and assumptions are affected by the application of our accounting policies. Our significant accounting policies are described in Note 1 to our Consolidated Financial Statements. Critical accounting estimates are those that require application of management’s most difficult, subjective or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods.

Sales recognition at our restaurants is straightforward as customers pay for products at the time of sale and inventory turns over very quickly. Payments to vendors for products sold in the restaurants are generally settled within 30 days.

Critical accounting estimates and judgments, as noted below, are inherent in lease accounting, property accounting, assessing impairment of long-lived assets, the assessment of goodwill and other intangible assets for impairment, income tax matters, and the determination of stock based compensation. While we apply our judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. It is possible that materially different amounts would be reported using different assumptions.

Leases. We currently lease all of our restaurant locations. We evaluate each lease to determine its appropriate classification as an operating or capital lease for financial reporting purposes. All of our existing leases are classified as operating leases. We record the minimum lease payments for our operating leases on a straight-line basis over the lease term, including option periods which in the judgment of management are reasonably assured of renewal. The lease term commences on the date that we obtain control of the property, which is normally when the property is ready for tenant improvements. Contingent rent expense is based on either a percentage of restaurant sales or as a percentage of restaurant sales in excess of a defined amount. We use sales trends to estimate achievement of these defined amounts. We accrue contingent rent expense based on these estimated sales. Our lease costs will change based on the lease terms of our lease renewals as well as leases that we enter into with respect to our new restaurants.

Property and Equipment. Property and equipment are recorded at cost. Equipment consists primarily of restaurant equipment, furniture and fixtures. Expenditures for major additions or improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term, including option periods, which in our judgment are reasonably assured of renewal, and the estimated useful life of the asset. The useful life of property and equipment involves judgment by management, which may produce materially different amounts of depreciation expense than if different assumptions were used. Property and equipment expenditures may fluctuate based on the number of new restaurants under development or opened, as well as any additional capital projects that are completed in a given period.

Leasehold improvements financed by the landlord through lease incentive allowances are capitalized as leasehold improvements with the allowances recorded as deferred lease incentives. Deferred lease incentives are accreted on a straight-line basis over the lesser of the life of the asset or the lease term, including option periods which in the judgment of management are reasonably assured of renewal (same useful life that is used for related leasehold improvements) and are recorded as a reduction of occupancy expense. As part of the initial lease terms, we negotiate with our landlords to secure these tenant improvement allowances. There is no guarantee that we will receive tenant improvement allowances for any of our future locations, which could result in additional occupancy expenses.

Impairment of Long-Lived Assets. We review long-lived assets, such as property and equipment and intangibles, subject to amortization, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable. In determining the recoverability of the asset value, an analysis is performed at the individual restaurant level and primarily includes an assessment of historical cash flows and other relevant factors and circumstances. The other factors and circumstances include changes in the economic environment, changes in the manner in which assets are used, unfavorable changes in legal factors or business climate, incurring excess costs in construction of the asset, overall restaurant operating performance and projections for future performance. These estimates result in a wide range of variability on a year to year basis due to the nature of the criteria. Negative restaurant-level cash flow over the previous 12-month period is considered a potential impairment indicator. In such situations, we evaluate future undiscounted cash flow projections in conjunction with qualitative factors and future operating plans. Our impairment assessment process requires the use of estimates and assumptions regarding future undiscounted cash flows and operating outcomes, which are based upon a significant degree of management’s judgment.

Based on this analysis, if the carrying amount of the assets is less than the estimated future cash flows, an impairment charge is recognized. In performing our impairment testing, we forecast our future undiscounted cash flows by looking at recent restaurant level performance, restaurant level operating plans, sales trends, and cost trends for cost of sales, labor and operating expenses. We believe that this combination of information gives us a fair benchmark to estimate future undiscounted cash flows. We compare this cash flow forecast to the asset’s carrying value at the restaurant. If the predicted future undiscounted cash flow does not exceed the long-lived asset’s carrying value, we impair the assets related to that restaurant on a pro-rata basis of the relative carrying values of the long-lived assets.

Continued economic deterioration within our respective markets may adversely impact consumer discretionary spending and may result in lower restaurant sales. Unfavorable fluctuations in our commodity costs, supply costs and labor rates, which may or may not be within our control, may also impact our operating margins. Any of these factors could as a result affect the estimates used in our impairment analysis and require additional impairment tests and charges to earnings. We continue to assess the performance of our restaurants and monitor the need for future impairment. There can be no assurance that future impairment tests will not result in additional charges to earnings.

Goodwill and Other Intangible Assets. Goodwill and indefinite life intangible assets are not amortized but are tested annually on the first day of the fourth quarter, or more frequently if events or changes in circumstances indicate that the assets might be impaired. In assessing the recoverability of goodwill and indefinite life intangible assets, the Company must make assumptions about the estimated future cash flows and other factors to determine the fair value of these assets.

For goodwill, the impairment evaluation includes a comparison of the carrying value of the reporting unit (including goodwill) to that reporting unit’s fair value. If the operating unit’s estimated fair value exceeds the reporting unit’s carrying value, no impairment of goodwill exists. If the fair value of the unit does not exceed the unit’s carrying value, then an additional analysis is performed to allocate the fair value of the reporting unit to all of the assets and liabilities of that unit as if that unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the excess of the fair value of the reporting unit over the fair value of the identifiable assets and liabilities is less than the carrying value of the unit’s goodwill, an impairment charge is recorded for the difference.

Similarly, the impairment evaluation for indefinite life intangible assets includes a comparison of the asset’s carrying value to the asset’s fair value. Fair value is estimated primarily using future discounted cash flow projections in conjunction with qualitative factors and future operating plans. When the carrying value exceeds fair value, an impairment charge is recorded for the amount of the difference. An intangible asset is determined to have an indefinite useful life when there are no legal, regulatory, contractual, competitive, economic or any other factors that may limit the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. The Company also annually evaluates intangible assets that are not being amortized to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is determined to have a finite useful life, the asset will be amortized prospectively over the estimated remaining useful life and accounted for in the same manner as intangible assets subject to amortization.

At December 27, 2009 and December 26, 2010, none of the Company’s intangible assets or goodwill were impaired.

Income Tax. Income tax provisions consist of federal and state taxes currently due, plus deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recognized when management considers the realization of those assets in future periods to be more likely than not. Future taxable income, adjustments in temporary difference, available carryforward periods and changes in tax laws could affect these estimates.

Stock-Based Compensation. Compensation cost for stock options granted is determined based on the fair value of the option at the date of grant and is recognized, net of estimated forfeitures, over the award’s requisite service period on a straight-line basis. We use the Black-Scholes valuation model to determine the fair value of our stock options, which requires assumptions to be made regarding our stock price volatility, the expected life of the award, risk-free interest rate, and expected dividend rates. The volatility assumptions were derived from the volatilities of comparable public restaurant companies. Had we used different assumptions of stock price volatility or expected lives of our options, our stock-based compensation expense and results of operations could have been different.

Recent Accounting Pronouncements

For information about recent accounting pronouncements that apply to us, see Note 1 to our consolidated financial statements.

Inflation

Our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of key operating resources, including food and other raw materials, labor, energy and other supplies and services. Substantial increases in costs and expenses could impact our operating results to the extent that such increases cannot be passed along to our restaurant guests. The impact of inflation on food, labor, energy and occupancy costs can significantly affect the profitability of our restaurant operations.

Many of our restaurant staff members are paid hourly rates related to the federal minimum wage. In fiscal 2007, Congress enacted an increase in the federal minimum wage implemented in two phases, beginning in fiscal 2007 and concluding in fiscal 2009. In addition, numerous state and local governments increased the minimum wage within their jurisdictions, with further state minimum wage increases going into effect in fiscal 2010. Certain operating costs, such as taxes, insurance and other outside services continue to increase with the general level of inflation or higher and may also be subject to other cost and supply fluctuations outside of our control.

While we have been able to partially offset inflation and other changes in the costs of key operating resources by gradually increasing prices for our menu items, more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility. In addition, macroeconomic conditions could make additional menu price increases imprudent. There can be no assurance that all future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our restaurant guests without any resulting changes in their visit frequencies or purchasing patterns. A majority of the leases for our restaurants provide for contingent rent obligations based on a percentage of revenue. As a result, rent expense will absorb a proportionate share of any menu price increases in our restaurants. There can be no assurance that we will continue to generate increases in comparable restaurant sales in amounts sufficient to offset inflationary or other cost pressures.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are subject to interest rate risk in connection with our long-term indebtedness. Our principal interest rate exposure relates to loans outstanding under our new senior secured credit facility that we entered into in May 2011. As of July 1, 2011, we made an interest rate election and, as a result, all outstanding indebtedness under our new senior secured credit facility bears interest at a variable rate based on Libor. Assuming the prepayment of $     under our new senior secured credit facility in conjunction with the initial public offering and an initial public offering price of $     per share, which is the midpoint of the range set forth on the cover of this prospectus, each eighth point change in interest rates on the variable portion of indebtedness under our new senior secured credit facilities would result in a $     million annual change in our interest expense.

Commodity Price Risk

We are exposed to market price fluctuation in food product prices. Given the historical volatility of certain of our food product prices, including produce, chicken, beef and cheese, these fluctuations can materially impact our food and beverage costs. While we have taken steps to enter into long term agreements for some of the commodities used in our restaurant operations, there can be no assurance that future supplies and costs for such commodities will not fluctuate due to weather and other market conditions outside of our control.

Consequently, such commodities can be subject to unforeseen supply and cost fluctuations. Dairy costs can also fluctuate due to government regulation. Because we typically set our menu prices in advance of our food product prices, we cannot immediately take into account changing costs of food items. To the extent that we are unable to pass the increased costs on to our guests through price increases, our results of operations would be adversely affected. We do not use financial instruments to hedge our risk to market price fluctuations in our food product prices at this time.

BUSINESS

Business Overview

Chuy’s is a fast-growing, value-driven, full-service restaurant concept offering a distinct menu of authentic, high-quality Mexican food. We were founded in Austin, Texas in 1982 by Mike Young and John Zapp and, as of June 26, 2011, we operated 27 Chuy’s restaurants across Texas, Tennessee, Kentucky, Alabama and Indiana, with an average unit volume of $5.0 million for our comparable restaurants for the twelve months ended March 27, 2011. Our restaurants have a common décor but each location is unique in format, offering an “unchained” look and feel, as expressed by our motto “If you’ve seen one Chuy’s, you’ve seen one Chuy’s!” Our restaurants have an upbeat, funky, eclectic, somewhat irreverent atmosphere while still maintaining a family-friendly environment. We are committed to providing value to our guests through offering large portions of made-from-scratch, flavorful Tex Mex inspired dishes using fresh, high-quality ingredients. Our employees are a key element of our culture and set the tone for a fun, family-friendly atmosphere with personalized service. We believe the inimitable Chuy’s culture is one of our most valuable assets, and we are committed to preserving and continually investing in our culture and our guests’ restaurant experience.

We have successfully grown the total number of Chuy’s restaurants from eight locations as of December 31, 2007 to 27 locations as of June 26, 2011. In the first half of 2011, we opened four restaurants and plan to open an additional four by the end of the year, representing a compound annual growth rate of 40.3% since year-end 2007. From fiscal year 2007 to the twelve months ended March 27, 2011, our annual revenue increased from $42.1 million to $103.7 million, Adjusted EBITDA increased from $5.7 million to $15.0 million and our income from operations increased from $2.0 million to $9.3 million, representing compounded annual growth rates of 32.1%, 34.9% and 60.8%, respectively. For a reconciliation of Adjusted EBITDA, a non-GAAP term, to income from operations, see footnote 4 to “—Summary Historical Financial and Operating Data.” Our change in comparable restaurant sales has outperformed the KNAPP-TRACK™ index of casual dining restaurants for each of the last five years. In our most recent quarterly period ended March 27, 2011, comparable restaurant sales increased 6.7% over the same period from the prior year. We believe that the broad appeal of our concept and our compelling restaurant model provide us with significant opportunities for continued profitable growth.

Our imaginative core menu was established using authentic recipes from family and friends of our founders, and has remained relatively unchanged over the years. We offer the same menu during lunch and dinner, which includes enchiladas, fajitas, tacos, burritos, combination platters and daily specials, complemented by a variety of appetizers, soups and salads. Each of our restaurants also offers a variety of authentic, flavorful, homemade sauces, including the signature Hatch green chile and creamy jalapeño sauces, all of which we make from scratch daily in each restaurant using high-quality ingredients. These sauces are a key element of our offering and provide our customers with an added ability to customize their orders. Our menu offers significant value to our guests, with only three out of 49 menu items priced over $10.00. We also offer a full-service bar in all of our restaurants providing our guests a variety of value-oriented beverage offerings. We feature a distinctive selection of specialty cocktails including our signature on-the-rocks margaritas made with fresh, hand-squeezed lime juice and the Texas Martini, a made-to-order, hand-shaken cocktail served with special jalapeño-stuffed olives. The bar represents an important aspect of our concept, where guests frequently gather prior to being seated. For the twelve months ended March 27, 2011, alcoholic beverages constituted 19.8% of our total restaurant sales.

We strive to create a unique and memorable customer experience at each of our locations. While the layout in each of our restaurants varies, we maintain distinguishable elements across our locations, including hand-carved, hand-painted wooden fish imported from Mexico, a variety of vibrant Mexican folk art, a “Nacho Car” that provides complimentary chips, salsa and chile con queso in the trunk of a classic car, vintage hubcaps hanging from the ceiling, colorful hand-made floor and wall tile and festive metal palm trees. Our restaurants range in size from 5,300 to 12,500 square feet, with average seating for approximately 300 guests. Nearly all of our restaurants feature outdoor patios. Additionally, our flexible seating arrangements allow us to cater to families and parties of all sizes including larger groups, a key differentiator for us versus casual dining operators. Our brand strategy of having an “unchained” look and feel allows our restaurants to establish their own identity and provides us with a flexible real estate model. Our site selection process is focused on conversions of existing restaurants as well as new ground-up prototypes in high-quality locations. Our restaurants are open for lunch and dinner seven days a week. We serve approximately 7,500 customers per location per week or 400,000 customers per location per year, on average, by providing high-quality, freshly prepared food at a competitive, compelling price point. We believe that many of Chuy’s frequent guests visit one of our restaurants multiple times per week.

Our Business Strengths

Over our 29-year operating history, we have developed and refined the following strengths:

Fresh, Authentic Mexican Cuisine. Our goal is to provide unique, authentic Mexican food using only the freshest ingredients. Every day in each restaurant, we roast and hand pull whole chickens, hand roll fresh tortillas, squeeze fresh lime juice and prepare fresh guacamole from whole avocados. In addition, we make all nine to eleven of our authentic, flavorful, homemade sauces daily using high-quality ingredients. This commitment to made-from-scratch, freshly prepared cooking results in great tasting, high-quality food, a sense of pride among our restaurant employees and loyalty among our guests. Some of our kitchen managers travel to Hatch, New Mexico every summer to hand-select batches of our iconic green chiles. Our commitment to serving the highest quality food is also evidenced by us serving only Choice quality beef. Our culture revolves around freshly-prepared food, as there are no walk-in freezers in our prototype kitchens. We believe our servers and kitchen staff are highly proficient in executing the core menu and capable of satisfying large quantities of custom orders, as the majority of our orders are customized. Additionally, we believe our superior, “crave-able” food offering is the core of our concept and has differentiated us from our competitors.

Exceptional Dining Value with Broad Customer Appeal. We are committed to providing value to our guests through offering large portions of flavorful Tex Mex inspired dishes using fresh, high-quality ingredients. We believe our menu offers a considerable value proposition to our guests, with only three out of our 49 menu items priced over $10.00. For the twelve months ended March 27, 2011, our average check was $12.90, which we believe is lower than all of our primary competitors. We empower our employees to make sure that each plate is prepared according to our presentation and recipe standards.

Although our core demographic is ages 21 to 44, we believe our restaurants appeal to a broad spectrum of customers and will continue to benefit from trends in consumers’ preferences. We believe consumers are craving bold, “high taste profile” foods, like those featured in our core offering. Additionally, we believe our brand appeals to a wide demographic and will continue to benefit from the growing demand for fresh, authentic Mexican food and a fun, festive dining experience. We are also a popular venue for families and other large parties, and consider many of our restaurants to be destination locations, drawing customers from as far as 30 miles away. We locate our restaurants in high-traffic locations to attract primarily local patrons with limited reliance on business travelers.

Upbeat Atmosphere Coupled with Appealing, Irreverent Brand Helps Differentiate Concept. As stated in our motto “If you’ve seen one Chuy’s, you’ve seen one Chuy’s!” each of our restaurants is uniquely designed. However, most share a few common elements—hand-carved, hand-painted wooden fish, hubcaps hanging from the ceiling, colorful hand-

made floor and wall tile, palm trees crafted from scrap metal and a variety of colorful Mexican folk art. Much of this décor, including all of the wooden fish and painted tiles, is sourced from vendors in Mexican villages that have partnered with us for decades. Additionally, virtually all restaurants feature a complimentary self-serve “Nacho Car,” a hollowed-out, customized classic car trunk filled with fresh chips, salsa, chile con queso and more.

Combined with the personalized service from our friendly and energetic employees, these signature elements create an upbeat feeling with a funky, eclectic and somewhat irreverent atmosphere. Our restaurants feature a fun mix of rock and roll rather than traditional Mexican-style music, helping to provide an energetic guest experience. We also believe that each restaurant reflects the character and history of its individual community. Many of our restaurants have added unique, local elements such as a special wall of photos featuring customers with their friends, families and dogs. This has allowed our customers to develop a strong sense of pride and ownership in their local Chuy’s.

Deep Rooted and Inspiring Company Culture. We believe the inimitable Chuy’s culture is one of our most valuable assets, and we are committed to preserving and continually investing in our culture and restaurant experience. Since our founding in 1982, we have developed close personal relationships with our guests, employees and vendor-partners. We emphasize a fun, passionate and authentic culture and support active social responsibility and involvement in local communities. We regularly sponsor a variety of community events including our annual Chuy’s Children Giving to Children Parade, Chuy’s Hot to Trot 5K and other local charitable events. We believe the uniqueness of the Chuy’s experience has created a “cult-like following” which includes our dedicated employees and devoted customers. We believe our employees and guests share an energy and passion for our concept that differentiates us in the restaurant industry. This is evidenced by our low annual turnover rate, which as of June 26, 2011, was 9.2% for managers and 47.2% for hourly employees and our goal of promoting 40% of restaurant-level managers from within, as well as our solid base of repeat guests.

In order to retain our unique culture as we grow, we invest significant time and capital into our training programs. We devote substantial resources to identifying, selecting and training our restaurant-level employees. We typically have ten in-store trainers at each existing location who provide both front- and back-of-the-house training on site as well as two training coordinators that lead new restaurant training. We also have an approximately 20-week training program for all of our restaurant managers, which includes eight weeks of “cultural” training, in which managers observe our established restaurants’ operations and customer interactions. We believe our focus on cultural training is a core aspect of our company and reinforces our commitment to the Chuy’s brand identity. In conjunction with our training activities, we hold “Culture Clubs” four times or more per year, as a means to fully impart the Chuy’s story through personal appearances by our founders Mike Young and John Zapp.

Proven, Flexible Business Model with Industry Leading Unit Economics. We have a long standing track record of consistently producing high average unit volumes relative to competing Mexican concepts, as well as established casual dining restaurants. For the twelve months ended March 27, 2011, our comparable restaurants generated average unit volumes of $5.0 million, with our highest volume restaurant generating $7.2 million. We maintain strong Restaurant-Level EBITDA margins at our comparable restaurants, which for the twelve months ended March 27, 2011 represented 21.8% of revenues. We have successfully opened and operated restaurants in Texas, the Southeast and the Midwest and achieved attractive rates of return on our invested capital, providing a strong foundation for expansion in both new and existing markets. Under our investment model, our new restaurant openings have historically required a net cash investment of approximately $1.7 million. We target a cash-on-cash return beginning in the third operating year of 40.0%, and a sales to investment ratio of 2:1. On average, returns on units opened since 2008 have exceeded these target returns in the second year of operations.

Seasoned Management Team with Significant Operational Experience and Proven Track Record. We are led by a strong management team with extensive experience in all aspects of restaurant operations. Our senior management team has an average tenure of approximately 15 years and our 27 general managers have an average tenure of more than eight years. In 2007, we hired our CEO and President, Steve Hislop. Mr. Hislop is the former President of O’Charley’s Restaurants, where he spent 19 years performing a variety of functions, including serving as Concept President and a member of the board of directors, and helped grow the business from 12 restaurants to a multi-concept company with 347 restaurants during his tenure. Since Mr. Hislop’s arrival in 2007, we have accelerated our growth plan and successfully opened 19 new restaurants, as of June 26, 2011, and entered six new markets.

Our Business Strategies

Pursue New Restaurant Development. We will continue to pursue a disciplined growth strategy in both established and adjacent markets across Texas, the Southeast and the Midwest where we believe we can achieve high unit volumes and attractive unit level returns. We believe the broad appeal of the Chuy’s concept, strong unit economics and flexible real estate strategy enhance the portability of our concept and provide us significant opportunity for expansion. Our new restaurant development will consist primarily of conversions of existing structures, with select new unit builds in highly attractive and prime locations.

We have built a scalable infrastructure and have successfully grown our restaurant base through a challenging economic environment. In 2009, we opened five new restaurants, including our first restaurant outside of Texas in Nashville, Tennessee, as well as our first small market restaurant in Waco, Texas. In 2010, we opened six new restaurants including three locations outside of Texas: Murfreesboro, Tennessee; Birmingham, Alabama; and Louisville, Kentucky. Each of these restaurants opened at high unit volumes with attractive returns and provides us a platform to continue our growth. In 2011, we opened four new restaurants in the first half of the year, including our first restaurant in Indiana, and we plan to open four new restaurants by the end of the year. Further, we expect to open an additional 35 to 40 new restaurants over the next five years.

Leverage Scalable Infrastructure and Increase Our Margins. In preparation for our new restaurant development plan, we have made significant investments in infrastructure over the past several years. We believe we now have the corporate and supervisory personnel in place to support our growth plan for the foreseeable future. We believe that as the restaurant base grows, our general and administrative costs will increase at a slower growth rate than our revenue. Additionally, we foresee relatively minimal increases in marketing spend as we enter new markets, as the majority of our marketing is done through non-traditional channels such as community events, charity sponsorships, social media and word-of-mouth from our devoted followers, as well as partnerships with local public relations firms.

Deliver Consistent Comparable Restaurant Sales Through Providing High-Quality Food and Service. We believe we will be able to generate comparable restaurant sales growth by consistently providing an attractive price/value proposition for our guests with excellent service in an upbeat atmosphere. We remain focused on delivering freshly prepared, authentic, high-quality Mexican cuisine at a significant value to our guests. Though the core menu will remain unchanged, we will continue to explore potential additions as well as limited time food and drink offerings. Additionally, we will continue to promote our brand while protecting the unique culture that defines the Chuy’s experience. Grassroots marketing efforts, such as local “Redfish Rallies, “Elvis sightings” and charity events, as well as our line of eclectic t-shirts, will assist us in building the Chuy’s brand and driving traffic in our restaurants.

Additionally, we prioritize customer service in our restaurants, and will continue to invest significantly in ongoing training of our employees. In addition to our new manager training program and at least quarterly “Culture Clubs,” 20 to 24 of our trainers are dispatched to open new restaurants and ensure a solid foundation of guest service, food preparation and our cultured environment. We believe these initiatives will help enhance guest satisfaction, minimize wait times and help us serve our guests more efficiently during peak periods, which we believe is particularly important at our restaurants that operate at or near capacity.

Real Estate

As of June 26, 2011, we leased 31 locations, of which 26 are free-standing restaurants and five are end-cap or in-line restaurants in Class A locations. Of these locations, four are scheduled to open by the end of 2011. Our restaurants range in size from approximately 5,300 to 12,500 square feet, averaging approximately 8,000 square feet with seating capacity for approximately 300 guests. Since the beginning of 2008, we have opened 19 new restaurants. Since our inception in 1982, we have moved two locations and closed three locations and we have not moved or closed a location since 2004. We consider our ability to locate and secure attractive real estate locations for new restaurants a key differentiator and long-term success factor. All of our leases provide for base (fixed) rent, plus the majority provide for additional rent based on gross sales (as defined in each lease agreement) in excess of a stipulated amount, multiplied by a stated percentage. A significant percentage of our leases also provide for periodic escalation of minimum annual rent either based upon increases in the Consumer Price Index or a pre-determined schedule. The initial lease terms range from ten to 20 years, with renewal options for five to 20 additional years. Typically, our leases are ten or 15 years in length with two, five-year extension options. The initial terms of our leases currently expire between 2011 and 2031. We are also generally obligated to pay certain real estate taxes, insurances, common area maintenance charges and various other expenses related to the properties. Our corporate headquarters is also leased and is located at 1623 Toomey Road, Austin, Texas 78704. For additional information about certain facilities, including our corporate headquarters and six of our restaurant locations, we rent from related parties, see “Certain Relationships and Related Party Transactions.” For additional information regarding our leases, see “—Properties.”

Site Selection Process

We have developed a disciplined site acquisition and qualification process incorporating management’s experience as well as extensive data collection, analysis and interpretation. We are actively developing restaurants in both new and existing markets, and we will continue to expand in selected regions throughout the U.S. We have an agreement with a master broker, Foremark, which identifies and works with a local broker to conduct preliminary research regarding a location. The preliminary research includes an analysis of traffic patterns, parking, access, demographic characteristics, population density, level of affluence, consumer attitudes or preferences and current or expected co-retail and restaurant tenants. Foremark then presents potential sites to our Vice President of Real Estate and Development. If our financial criteria for the site are satisfied, our Vice Presidents of Operations and Chief Executive Officer visit the site and, subject to board approval, our management negotiates the lease. The key criteria we have for a site is that the population within a three mile radius of the restaurant has a high concentration of our target demographic, which is persons ages 21 to 44 and persons with income ranges between $60,000 and $85,000 per year that dine out frequently. We also prefer locations with high visibility, especially in a new market, and ample parking spaces.

We seek to identify sites that contribute to our “If you’ve seen one Chuy’s, you’ve seen one Chuy’s” vision, meaning no two restaurants are alike. As we do not have standardized restaurant requirements with respect to size, location or layout, we are able to be flexible in our real estate selection process. In line with this strategy, we prefer to identify a combination of conversion sites as well as ground-up prototypes.

Design

After identifying a lease site, we commence our restaurant buildout. We strive to create a unique and memorable customer experience at each of our locations. While the layout in each of our restaurants varies, we maintain certain distinguishable elements across virtually all locations – hand-carved, hand-painted wooden fish imported from Mexico, a variety of vibrant Mexican folk art, a “Nacho Car” that provides complimentary chips, salsa and chile con queso in the trunk of a classic car, vintage hubcaps hanging from the ceiling, colorful hand-made floor and wall tile and festive metal palm trees. Nearly all of our restaurants feature outdoor patios. Additionally, our flexible seating arrangements allow us to cater to families and parties of all sizes including larger groups, which we believe is a key differentiator from other casual dining operators.

Our new restaurants are either ground-up prototypes or conversions. We estimate that each ground-up buildout restaurant will require a total cash investment of $1.7 million to $2.5 million (net of estimated tenant incentives of between zero and $0.8 million). We estimate that each conversion will require a total cash investment of $2.0 million to $2.2 million. The flexibility of our concepts has enabled us to open restaurants in a wide variety of locations, including high-density residential areas and near shopping malls, lifestyle centers and other high-traffic locations. On average, it takes us approximately 12 to 18 months from identification of the specific site to opening the doors for business. In order to maintain consistency of food and guest service as well as the unique atmosphere at our restaurants, we have set processes and timelines to follow for all restaurant openings.

The development and construction of our new sites is the responsibility of our Vice President of Real Estate and Development. Several project managers are responsible for building the restaurants, and several staff members manage purchasing, budgeting, scheduling and other related administrative functions.

New Restaurant Development

We successfully opened 19 new locations since the beginning of 2008 through June 26, 2011, and our management believes we are well-positioned to continue this growth through our new restaurant pipeline. We maintain a commitment to capitalizing on opportunities and realizing efficiencies in our existing markets while also pursuing attractive locations in new markets. We seek to identify new markets in which we believe there is capacity for us to open multiple restaurants. We aim to open between 35 and 40 new restaurants over the next five years.

Restaurant Operations

We currently have six supervisors that report directly to one of our two Vice Presidents of Operations, who in turn each report to our Chief Executive Officer. Each supervisor oversees the operations of four or five restaurants in their respective geographic areas. The staffing at our restaurants typically consists of a general manager, a kitchen manager and four to six assistant managers. In addition, each of our restaurants employs approximately 120 hourly employees.

Sourcing and Supply

Our procurement team consists of our Vice President of Real Estate and Development and our Director of Purchasing and his team, which have been sourcing and purchasing our food and other supply products for over 24 years. We rely on two regional distributors, Labatt Foodservice in Texas and Merchants Distributors in the Southeastern United States, and various suppliers to provide our beef, cheese, beans, soybean oil, beverages and our groceries. Our distributors deliver supplies to each restaurant two to three times each week. Our distributor relationships with Labatt Foodservice and Merchants have been in place for approximately ten and two years, respectively, and the distributors cover 22 and five locations, respectively, as of June 26, 2011. Labatt Foodservice serves as our lead distributor, including managing our distribution services from Merchants Distributors and, in certain cases, assisting us in entering into contracts with our suppliers to lock in prices for certain products for up to one year. For our chicken products, we rely on two suppliers for our Southeast locations and Martin Brothers Distributing, as our sole supplier in Texas. For our green chiles, we contract to buy, through our supplier, Bueno Foods of Albuquerque, New Mexico, chiles from a group of farmers in New Mexico each year, which we have the right to select under our agreement. If the farmers are unable or do not supply a sufficient amount of green chiles or if we need chiles out of season, we purchase the excess amount from the general supply of Bueno Foods. Each restaurant, through its general manager and kitchen manager, purchases its produce locally. We are currently evaluating entering into an agreement to purchase our produce through a produce buying group. Changes in the price or availability of certain food products could affect the profitability of certain food items, our ability to maintain existing prices and our ability to purchase sufficient amounts of items to satisfy our guests’ demands.

We are currently under contract with our principal non-alcoholic beverage provider through 2014. Our ability to arrange national distribution of alcoholic beverages is restricted by state law; however, where possible, we negotiate directly with spirit companies and/or regional distributors. We also contract with a third-party provider to source, maintain and remove our cooking shortening and oil systems.

Food Safety

Providing a safe and clean dining experience for our guests is essential to our mission statement. We have taken steps to control food quality and safety risks, including designing and implementing a training program for our kitchen staff, employees and managers focusing on food safety and quality assurance. In addition, to minimize the risk of food-borne illness, we have implemented a Hazard Analysis and Critical Control Points (“HACCP”) system for managing food safety and quality. Currently, a few of the jurisdictions in which we operate have implemented these new guidelines and we expect that additional jurisdictions will implement these guidelines in the near future. We also consider food safety and quality assurance when selecting our distributors and suppliers. Our suppliers are inspected by federal, state and local regulators or other reputable, qualified inspection services, which helps ensure their compliance with all federal food safety and quality guidelines.

Building Our Brand

Our restaurants have generated broad appeal due to their flavorful food offering, friendly, attentive service and ambience. Our target demographic is persons ages 21 to 44 and persons within the income range of $60,000 to $85,000 per year that dine out frequently. We aim to build our brand image and awareness while retaining local neighborhood relationships by increasing the frequency of visits by our current guests and attracting new guests. Our marketing strategy also focuses on generating significant brand awareness at new restaurant openings.

Local Brand Building

A key aspect of our local restaurant marketing/branding strategy is developing community relationships with residents, local schools, churches, hotels and chambers of commerce. Our restaurant managers are closely involved in developing and implementing the majority of our local restaurant marketing/branding programs.

Since our founding in 1982, Chuy’s success has stemmed from close personal relationships with our guests, employees and vendor-partners. We believe the inimitable Chuy’s culture, which emphasizes fun and authenticity while fostering social responsibility and involvement in local communities is one of our most valuable assets, and we are committed to preserving and continually investing in it.

We regularly hold a variety of community events. Each spring, we host the Chuy’s Annual Hot to Trot 5K and Kid’s K at our Arbor Trails location, which benefits the Special Olympics of Texas. During the winter holidays, we sponsor the Chuy’s Children Giving to Children Parade, which collects toys for the Blue Santa program. The Blue Santa program gives gifts and holiday meals to needy families in Central Texas. To celebrate one of our signature ingredients, the Hatch green chile, we hold an annual Green Chile Festival during the August and September harvest, with special menu items featuring Hatch chiles and promotional give-aways.

New Restaurant Openings

We have developed a marketing/branding strategy that we use in connection with new restaurant openings to help build local brand recognition and create a “buzz.” We start off by establishing a visual presence through such means as installing one of our emblematic red fish on the top of our new location and staging Elvis sightings in the area surrounding our new location. During that time, we also try to become active in the local community by, for example, joining the chamber of commerce and meeting local community leaders. In new markets, we generally host a pre-opening party called a “Red Fish Rally” after our emblematic red fish for our social media fans and local Texas Exes (University of Texas at Austin alumni group), a group that is generally familiar with and displays an affinity for our concept.

We use the pre-opening period for our new restaurants as an opportunity to reach out to various media outlets as well as the local community. We retain local, niche marketing groups to assist us with addressing the local market, establishing relationships with local charities and gaining brand recognition. To promote new openings, we employ a variety of marketing techniques in addition to issuing press releases, launching direct mail campaigns, and e-marketing, such as hosting concierge parties, training lunches and dinners and food tastings with local residents, media, community leaders and businesses.

E-Marketing & Social Media

We have increased our use of e-marketing tools, which enables us to reach a significant number of people in a timely and targeted fashion at a fraction of the cost of traditional media. We believe our guests are generally frequent Internet users and will use social media to share dining experiences. We have set up four Facebook pages, including our corporate page and three local market pages, that we use to engage with customers. We also have a mailing list that allows us to send customers updates about events at their local Chuy’s.

Training and Employee Programs

We devote significant resources to identifying, selecting and training restaurant-level employees, with an approximately 20-week training program that includes up to 11 weeks for all of our restaurant managers as well as approximately eight weeks of “cultural” training, in which managers observe our established restaurants’ operations and customer interactions. We conduct comprehensive training programs for our management, hourly employees and corporate personnel. Our training program covers leadership, team building, food safety certification, alcohol safety programs, guest service philosophy training, sexual harassment training and other topics. In conjunction with our training activities, we hold “Culture Clubs” four times or more per year, as a means to fully impart the Chuy’s story through personal appearances by our Founders.

Our training process in connection with opening new restaurants has been refined over the course of our experience. Trainers oversee and conduct both service and kitchen training and are on site through the first two weeks of opening and remain on site for two to three additional weeks as needed and depending on unit volumes during the initial weeks. We have one front- and one back-of-the-house training coordinator, and these training coordinators remain on-site to manage the opening for approximately the same period as our other trainers. The lead and other trainers assist in opening new locations and lend support and introduce our standards and culture to the new team. We believe that hiring the best available team members and committing to their training helps keep retention high during the restaurant opening process.

Management Information Systems

At all of our restaurants, we use Hospitality Solutions International for our point-of-sale system, which manages our credit card transactions. This software communicates directly with our corporate headquarters and provides headquarters with near real-time information about restaurant level performance and sales. We are currently rolling out a new enterprise resource planning software program, Restaurant Magic, to all of our locations. This program will manage our scheduling, general ledger, accounts payable, payroll, inventory, purchasing and human resources information, and will communicate that information to our headquarters to provide visibility on restaurant level operations. Once Restaurant Magic is fully implemented, we will no longer use our back-office software that we license from Banana Peel, LLC. For additional information regarding our license agreement with Banana Peel, see “Certain Relationships and Related Party Transactions.”

Government Regulation

We are subject to numerous federal, state and local laws affecting our business. Each of our restaurants is subject to licensing and regulation by a number of government authorities, which may include alcoholic beverage control, nutritional information disclosure, health, sanitation, environmental, zoning and public safety agencies in the state or municipality in which the restaurant is located.

For the twelve months ended March 27, 2011, approximately 19.8% of our total restaurant sales were attributable to alcoholic beverages. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county and municipal authorities, for licenses and permits to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be subject to penalties, temporary suspension or revocation for cause at any time. Alcoholic beverage control regulations impact many aspects of the daily operations of our restaurants, including the minimum ages of patrons and staff members consuming or serving these beverages, respectively; staff member alcoholic beverage training and certification requirements; hours of operation; advertising; wholesale purchasing and inventory control of these beverages; the seating of minors and the servicing of food within our bar areas; special menus and events, such as happy hours; and the storage and dispensing of alcoholic beverages. State and local authorities in many jurisdictions routinely monitor compliance with alcoholic beverage laws. We are subject to dram shop statutes in most of the states in which we operate, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

Various federal and state labor laws govern our operations and our relationships with our staff members, including such matters as minimum wages, breaks, overtime, fringe benefits, safety, working conditions and citizenship or work authorization requirements. We are also subject to the regulations of the U.S. Citizenship and Immigration Services and U.S. Customs and Immigration Enforcement. In addition, some states in which we operate have adopted immigration employment laws which impose additional conditions on employers. Even if we operate our restaurants in strict compliance with the laws, rules and regulations of these federal and state agencies, some of our staff members may not meet federal citizenship or residency requirements or lack appropriate work authorizations, which could lead to a disruption in our work force. Significant government-imposed increases in minimum wages, paid or unpaid leaves of absence, sick leave, and mandated health benefits, or increased tax reporting, assessment or payment requirements related to our staff members who receive gratuities, could be detrimental to the profitability of our restaurants operations. Further, we are continuing to assess the impact of recently-adopted federal health care legislation on our health care benefit costs. The imposition of any requirement that we provide health insurance benefits to staff members that are more extensive than the health insurance benefits we currently provide, or the imposition of additional employer paid employment taxes on income earned by our employees, could have an adverse effect on our results of operations and financial position. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us. In addition, while we carry employment practices insurance covering a variety of labor-related liability claims, a settlement or judgment against us that is uninsured or in excess of our coverage limitations could have a material adverse effect on our results of operations, liquidity, financial position or business.

The recent Patient Protection and Affordability Act of 2010 (the “PPACA”) federal legislation enacted in March 2010 requires chain restaurants with 20 or more locations in the United States to comply with federal nutritional disclosure requirements. The FDA published proposed regulations to implement the menu labeling provisions of the PPACA in April 2011, and has indicated that it intends to issue final regulations by the end of 2011 and begin enforcing the regulations by mid-2012. A number of states, counties and cities have also enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information available to guests, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Although the federal legislation is intended to preempt conflicting state or local laws on nutrition labeling, until we are required to comply with the federal law we will be subject to a patchwork of state and local laws and regulations regarding nutritional content disclosure requirements. Many of these requirements are inconsistent or are interpreted differently from one jurisdiction to another. While our ability to adapt to consumer preferences is a strength of our concept, the effect of such labeling requirements on consumer choices, if any, is unclear at this time.

There is also a potential for increased regulation of food in the United States, such as the recent changes in the HACCP system requirements. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have adopted legislation or implemented regulations which require restaurants to develop and implement HACCP Systems. Similarly, the United States Congress and the FDA continue to expand the sectors of the food industry that must adopt and implement HACCP programs. For example, the Food Safety Modernization Act (the “FSMA”) was signed into law in January 2011 and significantly expanded FDA’s authority over food safety. Among other requirements, the FSMA granted the FDA with new authority to proactively ensure the safety of the entire food system, including through new and additional hazard analysis, food safety planning, increased inspections, and permitting mandatory food recalls. Although restaurants are specifically exempted from some of the new requirements outlined in the FSMA and not directly implicated by other requirements, we anticipate that some of the FSMA provisions and FDA’s implementation of the new requirements may impact our industry. We cannot assure you that we will not have to expend additional time and resources to comply with new food safety requirements either required by the FSMA or future federal food safety regulation or legislation. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise harm our business.

We are subject to a variety of federal and state environmental regulations concerning the handling, storage and disposal of hazardous materials, such as cleaning solvents, and the operation of restaurants in environmentally sensitive locations may impact aspects of our operations. During fiscal 2010, there were no material capital expenditures for environmental control facilities, and no such expenditures are anticipated.

Our facilities must comply with the applicable requirements of the Americans with Disabilities Act of 1990 (“ADA”) and related federal and state statutes. The ADA prohibits discrimination on the basis of disability with respect to public accommodations and employment. Under the ADA and related federal and state laws, we must make access to our new or significantly remodeled restaurants readily accessible to disabled persons. We must also make reasonable accommodations for the employment of disabled persons.

We have a significant number of hourly restaurant staff members who receive income from gratuities. We rely on our staff members to accurately disclose the full amount of their tip income and we base our FICA tax reporting on the disclosures provided to us by such tipped employees.

Intellectual Property

We believe that having distinctive marks that are registered and readily identifiable is an important factor in identifying our brand and differentiating our brand from our competitors. We currently own registrations from the United States Patent and Trademark Office (“USPTO”) for the following trademarks: Chuy’s; Chuy’s Mil Pescados Bar (stylized lettering); Chuy’s Green Chile Festival; Fish with sunglasses (our emblematic fish design); and Chuy’s Children Giving to Children Parade, which we have the right to use under our Parade Sponsorship agreement with

Young/Zapp. For more information on this agreement see “—Certain Relationships and Related Party Transactions.” We have also registered our chuys.com domain name. However, as a result of our settlement agreement with an unaffiliated entity, Baja Chuy’s, we may not use “Chuy’s” in Nevada, California or Arizona. An important part of our intellectual property strategy is the monitoring and enforcement of our rights in markets in which our restaurants currently exist or markets which we intend to enter in the future. We also monitor trademark registers to oppose the applications to register confusingly similar trademarks or to limit the expansion of the scope of goods and services covered by existing similar trademarks. We enforce our rights through a number of methods, including the issuance of cease-and-desist letters or making infringement claims in federal court.

Restaurant Industry Overview

According to the National Restaurant Association (the “NRA”), U.S. restaurant industry sales in 2010 were $583.2 billion and are projected to grow 3.6% to $604.2 billion in 2011, representing approximately 4.0% of the U.S. gross domestic product. These sales are generated by an estimated 960,000 locations and 12.8 million restaurant industry employees. According to the NRA, the U.S. restaurant industry has grown at a compound annual growth rate of 6.7% since 1970.

We believe we are well positioned to benefit from several fundamental trends in the restaurant industry and U.S. population. The NRA projects that 49% of total U.S. food expenditures will be spent at restaurants in 2011, up from 25% in 1955. Analysts believe that the increase in purchases of “food away from home” is attributable to demographic, economic and lifestyle trends, including the rise in the number of women in the workplace, an increase in average household income, an aging U.S. population and an increased willingness by consumers to pay for the convenience of meals prepared outside of their homes. Real disposable personal income, a key driver of restaurant industry sales, is projected to increase 3.4% in 2011, following an increase of 1.1% in 2010.

According to the U.S. Census Bureau, the Hispanic population is projected to be the fastest growing demographic in the U.S., nearly tripling in size from 48.4 million people in 2009 to 132.8 million people by 2050. During this time, the Hispanic population’s share of the nation’s total population is projected to nearly double, from approximately 16% to 30%. We expect to benefit from these long-term demographic trends as we believe the Hispanic influence on dining trends will continue to grow in tandem with the population growth.

The restaurant industry is divided into two primary segments including limited-service and full-service restaurants and is generally categorized by price, quality of food, service and location. Chuy’s competes in the full-service restaurant segment, which according to Technomic, Inc., a national consulting market research firm, had approximately $166.4 billion of sales in 2010, and is expected to grow 3.0% in 2011 to sales of $171.4 billion. The Mexican food component of the full-service restaurant segment is a highly fragmented sector, with the top five restaurants based on sales, representing approximately 17% of the category in 2010.

Competition

The restaurant business is intensely competitive with respect to food quality, price/value relationships, ambience, service and location, and is affected by many factors, including changes in consumer tastes and discretionary spending patterns, macroeconomic conditions, demographic trends, weather conditions, the cost and availability of raw materials, labor and energy and government regulations. Our main competitors are full service concepts in the multi-location, casual dining segment in which we compete most directly for real estate locations and guests, including Texas Roadhouse, Cheddar’s Casual Cafe and BJ’s Restaurants. We also compete with other providers of Tex Mex and Mexican fare and adjacent segments, including casual and fast casual segments. We believe we compete favorably for consumers on our food quality, price/value and unique ambience and experience of our restaurants.

Seasonality

Our business is subject to seasonal fluctuations with restaurant sales typically higher during the spring and summer months as well as in December. Adverse weather conditions during our most favorable months or periods may affect guest traffic. In addition, at all but one of our restaurants we have outdoor seating, and the effects of adverse weather may impact the use of these areas and may negatively impact our revenues.

Employees

As of June 26, 2011, we had approximately 3,608 employees, including 28 corporate management and staff personnel, 233 restaurant level managers and 3,347 hourly employees. None of our employees are unionized or covered by a collective bargaining agreement. We believe that we have good relations with our employees.

Properties

The following table sets forth our restaurant locations as of June 26, 2011.

LOCATION	NUMBER OF RESTAURANTS
Alabama	1
Indiana	1
Kentucky	1
Tennessee	2
Texas	22

Total	27

In addition to the restaurant locations set forth above, as of June 26, 2011, we also had four restaurants currently in development in Denton, Texas; Nashville, Tennessee; Lexington, Kentucky; and Atlanta, Georgia that we expect to open in 2011. We have executed leases for all four of these locations.

We lease all of the land, parking lots and buildings used in our restaurant operations under various long-term operating lease agreements. For additional information regarding our obligations under our leases, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations.”

All of our leases provide for base (fixed) rent, plus the majority provide for additional rent based on gross sales (as defined in each lease agreement) in excess of a stipulated amount, multiplied by a stated percentage. A significant percentage of our leases also provide for periodic escalation of minimum annual rent either based upon increases in the Consumer Price Index or a pre-determined schedule. The initial lease terms range from ten to 20 years, with renewal options for five to 20 additional years. Typically, our leases are ten or 15 years in length with two, five-year extension options. The initial terms of our leases currently expire between 2011 and 2031. We are also generally obligated to pay certain real estate taxes, insurances, common area maintenance charges and various other expenses related to the properties. Our corporate headquarters is also leased and is located at 1623 Toomey Road, Austin, Texas 78704. For additional information about certain facilities, including our corporate headquarters and six of our restaurant locations, we rent from related parties, see “Certain Relationships and Related Party Transactions.”

LEGAL PROCEEDINGS

Occasionally we are a party to various legal actions arising in the ordinary course of our business including claims resulting from “slip and fall” accidents, employment related claims and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. None of these types of litigation, most of which are covered by insurance, has had a material effect on us, and as of the date of this prospectus, we are not a party to any material pending legal proceedings and are not aware of any claims that could have a materially adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

The following table sets forth certain information about our directors and executive officers as of the date of this prospectus:

NAMES	AGE	POSITIONS
Steve Hislop	51	Director, President and Chief Executive Officer
Sharon Russell	55	Chief Financial Officer
Frank Biller	54	Vice President of Operations, Southeast Region
Michael Hatcher	50	Vice President of Real Estate and Development
Ted Zapp	59	Vice President of Operations
Jose Ferreira, Jr.	55	Chairman of the Board, Director (1), (2), (3)
David Oddi	41	Director
Michael Stanley	28	Director (2)
Mike Young	62	Director (1), (3)
John Zapp	58	Director (1), (3)
Ira Zecher	58	Director (2)

(1)	Member of compensation committee.
(2)	Member of audit committee.
(3)	Member of nominating and corporate governance committee.

Executive Officers Biographies

Steve Hislop has served as President, Chief Executive Officer and a member of our board of directors since July 2007. From July 2006 through June 2007, Steve was President and Chief Executive Officer of Sam Seltzer Steak House. Prior to that, Steve served as the Concept President and a member of the board of directors of O’Charley’s Restaurants for 18 years where he helped grow the business from 12 restaurants to a multi-concept company with 347 restaurants.

Sharon Russell has served as our Chief Financial Officer since November 2006. Prior to becoming our Chief Financial Officer, she supervised our accounting department since 1987.

Frank Biller has served as our Vice President of Operations for the Southeast Region since July 2008. Prior to joining us, Frank spent 18 years as the Vice President of Operations for O’Charley’s Restaurants with overall responsibility for 240 restaurants in 19 states.

Michael Hatcher has served as our Vice President of Real Estate and Development since November 2009. Michael joined Chuy’s as a restaurant manager in 1987 and was promoted to General Manager from 1989 to 2002. He was Director of Purchasing and Real Estate from 2002 to 2009.

Ted Zapp has served as our Vice President of Operations since November 2006. Ted has worked with us for almost 30 years. He worked in restaurant operations as a General Manager from 1992 to 1996 and was promoted to Operations Supervisor from 1996 to 2003. He was promoted to Director of Operations from 2003 to 2006 before assuming his current position. Ted Zapp is the brother of John Zapp, a member of our board.

Director Biographies

Jose (“Joe”) Ferreira, Jr. has served as Chairman of our board and as Treasurer of the Company since November 2006. Joe is a co-founder, partner and managing member of Goode Partners LLC (our “Sponsor”). Joe is also a member of Goode Partners I, LLC, which is the general partner of Goode Chuy’s Holdings, LLC. Prior to the founding of Goode Partners, Joe founded and was President and Chief Executive Officer of Woodclyffe Group, an international business consulting and interim management firm. Prior to founding the Woodclyffe Group in 2001, Joe was

Co-Chief Operating Officer, President of International and a member of the board of directors of Avon Products Inc., where he worked for over 20 years. Joe has served on the board of directors of various companies, public and private, and currently sits on the board of directors of Rosa Mexicano, Bowlmor Lanes and Princess House. Joe holds a B.S. from Central Connecticut State University and an M.B.A. from Fordham University. We have concluded that Joe should serve on our board based upon his experience as an executive, investor and board member of other companies.

David Oddi has served as a member of our board and as President and Secretary of the Company since November 2006. David is a co-founder, partner and managing member of our Sponsor. David is also a member of Goode Partners I, LLC, which is the general partner of Holdings. Additionally, David is a Vice President of Chuy’s Opco, Inc. and the Manager of Chuy’s Services LLC (our wholly owned subsidiary). Prior to the founding of Goode Partners, David was a partner of Saunders Karp & Megrue, a private equity firm. David previously served as an analyst in the leveraged finance group of Salomon Brothers. David has served on the board of directors of various companies, public and private, and currently sits on the board of All Saints, Bowlmor Lanes, Intermix and Luxury Optical Holdings. David holds a B.S. from the Wharton School at the University of Pennsylvania. We have concluded that David should serve on our board based upon his experience as an investor and board member of other companies.

Michael Stanley has served as a member of our board since May 2011. Michael was promoted from associate to Vice President of our Sponsor in January 2011. Prior to working at Goode Partners, Michael worked as an analyst at Wachovia Securities. Michael currently sits on the board of directors of Rosa Mexicano and is a board observer of Bowlmor Lanes. We have concluded that Michael should serve on our board based upon his experience as an investor and his intimate knowledge of our operations.

Michael Young, one of our founders, has served as a member of our board since November 2006. We have concluded that Michael should serve on our board based upon his experience as an investor and operator of restaurant businesses as well as his intimate knowledge of our operations and culture.

John Zapp, one of our founders, has served as a member of our board since November 2006. We have concluded that John should serve on our board based upon his experience as an investor and operator of restaurant businesses as well as his intimate knowledge of our operations and culture. John Zapp is the brother of Ted Zapp, our Vice President of Operations.

Ira Zecher, has served as a member of our board since June 2011. Ira has been a professor at Rutgers University in the Graduate Accounting program since September 2010. From 1974 through December 2010, Ira was employed by Ernst & Young, a registered public accounting firm, retiring as a partner. Previously, he was a senior transaction advisory services partner and Far East private equity leader for Ernst & Young, where he advised clients on mergers and acquisitions across a broad range of industries. Prior to joining the transaction advisory services group, Ira provided accounting, audit and business-advisory services to both public and private clients for Ernst & Young since 1974. He received his Bachelor’s degree from Queens College. He is also a certified public accountant, a member of the American Institute of Certified Public Accountants (AICPA) and the New York State Society of Certified Public Accountants. We have concluded that Ira should serve on our board based upon his extensive professional accounting and financial expertise, which allow him to provide key contributions to the Board on financial, accounting, corporate governance and strategic matters.

Board of Directors

Our board of directors currently consists of seven directors, all of whom except for Ira Zecher were elected as directors pursuant to our stockholders agreement. The provisions of the agreement regarding the right of our preferred stockholders to nominate and elect members of the board will terminate upon the consummation of the offering. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” We are actively searching for additional board members, some of whom we expect to join our board of directors prior to the consummation of this offering.

Upon consummation of this offering, our bylaws will be amended and restated to provide that the authorized number of directors may be changed only by resolution of the board of directors, and our amended and restated certificate of incorporation will divide our board into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or until their earlier death, resignation or removal.

Our amended and restated certificate of incorporation as amended upon consummation of the offering will provide that directors may only be removed for cause. To remove a director for cause, 66  2/3% of the voting power of the outstanding voting stock must vote as a single class to remove the director at an annual or special meeting. The certificate will also provide that, if a director is removed or if a vacancy occurs due to either an increase in the size of the board or the death, resignation, disqualification or other cause, the vacancy will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum remain.

This classification of the board of directors, together with the ability of the stockholders to remove our directors only for cause and the inability of stockholders to call special meetings, may have the effect of delaying or preventing a change in control or management. See “Description of Capital Stock—Anti-Takeover Provisions” for a discussion of other anti-takeover provisions found in our amended and restated certificate of incorporation.

Director Independence and Controlled Company

Commencing in fiscal year 2012, our board of directors will review at least annually the independence of each director. During these reviews, the board will consider transactions and relationships between each director (and his or her immediate family and affiliates) and our company and its management to determine whether any such transactions or relationships are inconsistent with a determination that the director is independent. This review will be based primarily on responses of the directors to questions in a directors’ and officers’ questionnaire regarding employment, business, familial, compensation and other relationships with the Company and our management. Prior to the consummation of this offering, our board will meet to formally assess the independence of each of our directors. As required by the                     , we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. We intend to comply with future governance requirements to the extent they become applicable to us.

Since we intend to avail ourselves of the “controlled company” exception under                     , we will not have a majority of independent directors, and neither our compensation committee nor our nominating and corporate governance committee will be composed entirely of independent directors as defined under                     . After we become subject to Section 162(m) of the Internal Revenue Code (the “Code”), we intend to appoint at least two independent directors to our compensation committee who each qualify as outside directors to the extent necessary to maintain the deductibility of compensation we pay. See “Compensation Discussion and Analysis—Accounting and Tax Considerations (162(m)).” The controlled company exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and                     .

Corporate Governance

We believe that good corporate governance is important to ensure that, as a public company, we will be managed for the long-term benefit of our stockholders. In preparation for the offering being made by this prospectus, we and our board of directors have been reviewing the corporate governance policies and practices of other public companies, as well as those suggested by various authorities in corporate governance. We have also considered the provisions of the Sarbanes-Oxley Act and the rules of the SEC and                     .

Based on this review, we intend to establish and adopt charters for the audit committee, compensation committee and nominating and corporate governance committee, as well as a code of business conduct and ethics applicable to all of our directors, officers and employees.

Board Committees

Upon consummation of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is a standing committee of our board of directors. Following the consummation of this offering, the functions of our audit committee will include:

■	appointing and determining the compensation for our independent auditors;

■	establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls; and

■	reviewing and overseeing our independent registered public accounting firm.

Our audit committee currently consists of Joe Ferreira, Michael Stanley and Ira Zecher, with Ira Zecher serving as chairman. The SEC and                      rules require us to have one independent audit committee member upon the listing of our common stock on                     , a majority of independent audit committee members within 90 days from the date of listing and all independent audit committee members within one year from the date of listing. We expect to have one independent audit committee member upon the listing of our common stock on                     , and we expect to have an entirely independent audit committee within one year from the date of listing. We will also be required to have at least one audit committee financial expert. Our board of directors has determined that Ira Zecher is an audit committee financial expert.

Prior to the consummation of this offering, our board of directors will adopt a written charter under which the audit committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and                     , will be available on our website.

Compensation Committee

Our compensation committee is a standing committee of our board of directors. Following the consummation of this offering, the compensation committee will:

■	review and recommend to our board of directors the salaries and benefits for our executive officers;

■	recommend overall employee compensation policies; and

■	administer our equity compensation plans.

Our compensation committee currently consists of Joe Ferreira, Michael Young and John Zapp, with Joe Ferreira serving as chairman. We intend to avail ourselves of the “controlled company” exception under the                      rules which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.

Prior to the consummation of this offering, our board of directors will adopt a written charter under which the compensation committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the                     , will be available on our website.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is a standing committee of our board of directors. Following the consummation of this offering, the nominating and corporate governance committee will:

■	identify individuals qualified to serve as members of our board of directors;

■	recommend to our board nominees for our annual meetings of stockholders;

■	evaluate our board’s performance;

■	develop and recommend to our board corporate governance guidelines; and

■	provide oversight with respect to corporate governance and ethical conduct.

Our nominating and corporate governance committee consists of Joe Ferreira, Mike Young and John Zapp, with John Zapp serving as the committee chairman. We intend to avail ourselves of the “controlled company” exception under the                      rules which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.

Prior to the consummation of this offering, our board of directors will adopt a written charter under which the nominating and corporate governance committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and                     , will be available on our website.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation Committee Interlocks and Insider Participation

None of our executive officers have served as a member of the board of directors or compensation committee of any related entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

Prior to the consummation of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. Following this offering, a current copy of the code will be posted on our website, which is located at www.chuys.com. Any amendments to our code of conduct will be disclosed on our Internet website promptly following the date of such amendment or waiver.

Board Leadership Structure and Board’s Role in Risk Oversight

Joe Ferreira, a non-employee, serves as Non-Executive Chairman of our board of directors. We support separating the position of Chief Executive Officer and Chairman to allow our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman to lead our board of directors in its fundamental role of providing advice to, and oversight of, management. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our Chairman, particularly as our board of directors’ oversight responsibilities continue to grow. Our board of directors also believes that this structure ensures a greater role for the non-management directors in the oversight of our company and establishing priorities and procedures for the work of our board of directors.

While our amended and restated bylaws, which will be in effect upon the completion of this offering, will not require that our Chairman and Chief Executive Officer positions be separate, our board of directors believes that having separate positions and having a non-employee director serve as Chairman is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business and we face a number of risks as outlined in the “Risk Factors” section of this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through our audit committee, is responsible for overseeing our management and operations, including overseeing its risk assessment and risk management functions. Our board of directors has delegated responsibility for reviewing our policies with respect to risk assessment and risk management to our audit committee through its charter. Our board of directors has determined that this oversight responsibility can be most efficiently performed by our audit committee as part of its overall responsibility for providing independent, objective oversight with respect to our accounting and financial reporting functions, internal and external audit functions and systems of internal controls over financial reporting and legal, ethical and regulatory compliance. Our audit committee will regularly report to our board of directors with respect to its oversight of these areas.

Limitations of Liability and Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred. Our certificate of incorporation and our bylaws, each of which as will become effective upon the closing of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

■	transaction from which the director derives an improper personal benefit;

■	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

■	unlawful payment of dividends or redemption of shares; or

■	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our certificate of incorporation and bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership information of our shares of common stock upon conversion of all of our preferred stock in connection with this offering as of     , 2011 for:

■	each person known to us to be the beneficial owner of more than 5% of our shares of common stock;

■	each of our named executive officers;

■	each of our directors;

■	all of our executive officers and directors as a group; and

■	each selling stockholder.

The table also sets forth such persons’ beneficial ownership of common stock immediately after this offering.

Unless otherwise noted below, the address of the persons and entities listed on the table is c/o Chuy’s Holdings, Inc., 1623 Toomey Rd., Austin, Texas 78704. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned, subject to applicable community property laws.

Beneficial ownership and percentage of beneficial ownership is based on              shares of our common stock outstanding at                 , 2011 after giving effect to (i) the conversion of our outstanding series A preferred stock, series B preferred stock and series X preferred stock into common stock on a one-for-one basis prior to the completion of this offering; (ii) a     :     reverse stock split of our common stock, which will be effected immediately prior to the completion of this offering; and (iii)              shares of common stock to be outstanding after the completion of this offering. Shares of common stock subject to options currently exercisable or exercisable within 60 days of     , 2011 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	COMMON STOCK BENEFICIALLY OWNED (1)					PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	PRIOR TO THE OFFERING	SHARES BEING OFFERED	SHARES SUBJECT TO OVERALLOTMENT OPTION	AFTER THE OFFERING	AFTER THE OFFERING (OVERALLOTMENT OPTION EXERCISED IN FULL)	PRIOR TO THE OFFERING	AFTER THE OFFERING	AFTER THE OFFERING (OVERALLOTMENT OPTION EXERCISED IN FULL)
Greater than 5% holders and other selling stockholders
Goode Partners LLC (2)
MY/ZP Equity, LLC (3)
J.P. Morgan Funds (4)
William C. Shackelford, Jr. (5)

Directors and Named Executive Officers

Jose Ferreira, Jr. (2).
David J. Oddi (2)
Michael C. Stanley
Michael R. Young (3)
John A. Zapp (3)
Steve Hislop
Sharon Russell
Frank Biller
Michael Hatcher
Ted Zapp
All Directors and Executive Officers as a group (10 persons)

(1)

Based on shares of common stock outstanding upon conversion of all series of preferred stock as of     , 2011, including      shares sold in the overallotment, and      shares subject to options to purchase our common stock exercisable within the 60 days following     , 2011.

(2)

Represents shares beneficially owned by Goode Partners LLC, our Sponsor. Joe Ferreira, Jr. and David Oddi, two of our directors, are members of Goode Partners I, LLC, or GP I, which is the general partner of Goode Partners Consumer Fund I, L.P., or GPCF I, which is the managing director of our Sponsor. Both Joe and David are also managing directors and members of our Sponsor, which manages GP I and GPCF I, collectively referred to as the “Goode Entities.” Joe and David each have voting and depositive power of the shares and may each be deemed to indirectly beneficially own the shares held by our Sponsor because of their affiliation with the Goode Entities. Both Joe and David disclaim beneficial ownership of the shares held by Goode Chuy’s Holdings, LLC, our controlling stockholder, except to the extent of their pecuniary interests therein. The address of our Sponsor is c/o Goode Partners, LLC, 767 Third Avenue, 22nd Floor, New York, New York 10017.

(3)

Represents shares beneficially owned by MY/ZP Equity, LLC. (“MY/ZP Equity”), an entity owned by Mike Young and John Zapp, our Founders and directors. Mike and John are the managing members of MY/ZP Equity and each have voting and dispositive power of the shares and may each be deemed to indirectly benefically own the shares. Both Mike and John disclaim beneficial ownership of the shares held by MY/ZP Equity except to the extent of their pecuniary interest.

(4)

Represents shares beneficially owned by J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III LLC (“JPM”) and 522 Fifth Avenue Fund, L.P. (“522 Fund” together with JPM, the “JPM Funds”), indirect wholly owned subsidiaries of J.P. Morgan Chase & Co. (“JPM Chase”). Subsidiaries of JPM Chase serve as investment advisor to the JPM Funds and as the general partner of 522 Fifth Avenue Fund, L.P. The JPM Funds share investment power with respect to              shares and JPM has sole investment power over              shares. Goode Chuy’s Holdings, LLC, our controlling stockholder, has sole voting power over the JPM Fund shares. JP Morgan is an affiliate of the following registered broker-dealers: JPMorgan Securities LLC, Chase Investment Services Corp., JPMorgan Distribution Services and J.P. Morgan Institutional Investments Inc. The address of J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III LLC is 522 Fifth Avenue, New York, New York 10036.

(5)	The address of William C. Shackelford, Jr. is 310 Cloverleaf, San Antonio, Texas 78209.

EXECUTIVE AND DIRECTOR COMPENSATION

Introduction

This Compensation Discussion and Analysis (“CD&A”) provides an overview of our executive compensation program, together with a description of the material factors underlying the decisions that resulted in the compensation provided to our chief executive officer, chief financial officer and our three other highest paid executive officers during fiscal year 2010 (collectively, the “named executive officers”), as presented in the tables which follow this CD&A. This CD&A contains statements regarding our performance targets and goals. These targets and goals are disclosed in the limited context of our compensation program and should not be understood to be statements of management’s expectations or estimates of financial results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Objective of Compensation Policy

The objective of our compensation policy is to provide a total compensation package to each named executive officer that will enable us to:

■	attract, motivate and retain outstanding individuals;

■	reward named executive officers for performance; and

■	align the financial interests of each named executive officer with the interests of our stockholders to encourage each named executive officer to contribute to our long-term performance and success.

Overall, our compensation program is designed to reward both individual and company performance. A significant portion of each of our named executive officers’ annual compensation is comprised of discretionary and performance-based bonuses. While we have not used significant amounts of equity-based compensation in the past, we intend to increase our use of long-term incentives to reward long-term company and individual performance and to promote retention through delayed vesting of awards.

Administration

Since our acquisition by Goode Partners LLC (our “Sponsor”) in 2006, our board of directors has administered and determined overall compensation for our named executive officers. Under our stockholders agreement, our Sponsor has appointed a majority of the board of directors since 2006. While these rights will terminate upon consummation of this offering, following this offering, our Sponsor will still hold a majority of the voting power over our common stock and, as a result, will continue to control the composition of the board of directors. As a result, we will be considered a “controlled company” and, as a controlled company, we will not be required to have an independent compensation committee determine our named executive officers’ compensation. However, after we become subject to Section 162(m) of the Internal Revenue Code (the “Code”), we intend to appoint at least two independent directors to our compensation committee who each qualify as outside directors to the extent necessary to maintain the deductibility of compensation we pay. For more information regarding the implications of Section 162(m), see “—Tax and Accounting Considerations.”

Following the consummation of this offering, our compensation committee will oversee our executive compensation program and will be responsible for approving the nature and amount of the compensation paid to, and any employment and related agreements entered into with our named executive officers. The committee will also administer our equity compensation plans and awards.

Process for Setting Total Compensation

In the past, at the first meeting of each new fiscal year, our board of directors has set annual base salaries, determined the amount of discretionary and performance-based bonuses for the prior year and set performance criteria for our performance-based bonuses for the following year. In making these compensation decisions, our board of directors has considered the recommendations of our chief executive officer, particularly with respect to the performance of our named executive officers.

When hiring named executive officers, our board of directors has set their compensation based on the individuals position and responsibilities and their compensation package at their previous company. At the time of hire, we have granted equity awards to new executives at a level that the board of directors believes is appropriate to motivate that named executive officer to accomplish the individual goals for their position as well as our company objectives. For new named executive officers, bonuses are pro rated based on the portion of the year during which the executive was employed by us.

During its annual review process, our board of directors has set compensation for each named executive officer at a level we believe is appropriate considering each named executive officer’s annual review, level of responsibility, the awards and compensation paid to the named executive officer in past year and progress toward or attainment of previously set personal and corporate goals and objectives, including attainment of financial performance goals and such other factors as the board has deemed appropriate and in our best interests and the best interests of our stockholders. The board has given different weight at different times to different factors for each named executive officer. Our performance criteria are discussed more fully below under the heading “—Bonus Compensation—Performance-Based Bonus.” Other than with respect to our performance-based bonuses, the board has not relied on predetermined formulas or a limited set of criteria when it evaluates the performance of our named executive officers.

Following this offering, our compensation committee plans to undertake the same process as our board of directors has in the past. Our chief executive officer will continue to provide recommendations to our compensation committee with respect to salary adjustments, discretionary and performance-based bonus targets and awards and equity incentive awards for the named executive officers that report to him. Our compensation committee will meet with our chief executive officer at least annually to discuss and review his recommendations for compensation of our executive officers, excluding himself. When making individual compensation decisions for our named executive officers, the compensation committee will take many factors into account, including the officer’s experience, responsibilities, management abilities and job performance, our performance as a whole, current market conditions and competitive pay levels for similar positions at comparable companies. These factors will be considered by the compensation committee in a subjective manner without any specific formula or weighting.

Elements of Compensation

Our compensation program for named executive officers consists of the following elements of compensation, each described in greater depth below:

■	Base salaries.

■	Discretionary and performance-based bonuses.

■	Equity-based incentive compensation.

■	Severance and change-in-control benefits.

■	Perquisites.

■	General benefits.

■	Employment agreements.

We may, from time to time, enter into written agreements to reflect the terms and conditions of employment of a particular named executive officer, whether at the time of hire or thereafter. We consider entering into these agreements when it serves as a meaningful recruitment and retention mechanism. We entered into an employment agreement with Steve Hislop in connection with his appointment and retention as our chief executive officer in 2007. We do not currently have an employment agreement with any other named executive officer. See “—Employment Agreement with Our Chief Executive Officer” for additional information regarding Mr. Hislop’s employment agreement with us.

Base Salary

NAME	2010 SALARY($)
Steve Hislop	333,280
Sharon Russell	151,904
Frank Biller	156,434
Michael Hatcher	135,641
Ted Zapp	151,904

We pay base salaries to attract, recruit and retain qualified employees. Following the consummation of this offering, our compensation committee will review and set base salaries of our named executive officers annually. These salary levels are and will continue to be set based on the named executive officer’s experience and performance with previous employers and negotiations with individual named executive officers. The compensation committee may increase base salaries each year based on its subjective assessment of our company’s and the individual executive officer’s performance and each named executive officer’s experience, length of service and changes in responsibilities. The weight given such factors by the compensation committee may vary from one named executive officer to another.

In the first quarter of 2010, each of our named executive officers received a pay increase of approximately 4%. The board determined that these raises were appropriate in light of company and individual performance, increases in individual responsibilities and the role of salary in our named executive officers’ compensation package.

Bonus Compensation

	DISCRETIONARY	DISCRETIONARY	DISCRETIONARY	DISCRETIONARY	DISCRETIONARY
	PERFORMANCE-BASED BONUS
NAME	DISCRETIONARY AWARD ($)	THRESHOLD AWARD ($)	TARGET AWARD ($)	MAXIMUM AWARD ($)	ACTUAL AWARD ($)
Steve Hislop	3,912	—	166,640	333,280	201,750
Sharon Russell	1,796	—	45,571	91,142	55,173
Frank Biller	1,699	—	40,000	80,000	48,428
Michael Hatcher	1,711	—	40,692	81,384	49,266
Ted Zapp	1,796	—	45,571	91,142	55,173

Performance-Based Bonus

In line with our strategy of rewarding performance, our executive compensation program includes performance-based bonuses to named executive officers. Our board of directors has and our compensation committee intends to continue to establish annual target performance-based bonuses for each named executive officer during the first quarter of the year.

The target and maximum performance-based bonuses have been set at levels our board of directors believes will provide a meaningful incentive to achieve company and individual goals and contribute to our financial performance. In 2010, the target and maximum performance-based bonus that each named executive officer could receive were set at 50% and 100%, respectively, of our Chief Executive Officer’s annual base salary and 30% and 60%, respectively, of our other named executive officers’ annual base salaries. No bonus is paid if actual Company Adjusted EBITDA is 95% or less of budget Company Adjusted EBITDA. To the extent that actual Company Adjusted EBITDA exceeds 95% of budget Company Adjusted EBITDA, the plan provides that we will pay a bonus based on where performance falls on a linear basis between 95% and 100% of budget Company Adjusted EBITDA and between 100% and 110% of budget Company Adjusted EBITDA. In each circumstance, the board retained its discretion to adjust the amount paid under the plan based on individual and company circumstances. In the case of Mr. Biller, the board exercised its discretion to reduce Mr. Biller’s bonus as, during 2010, he was only responsible for a portion of the restaurants for which he will ultimately be responsible. Our performance-based bonuses are determined based 80% on Company Adjusted EBITDA (as discussed below) and 20% on performance with respect to company and personal goals.

If our budget Company Adjusted EBITDA is achieved, each individual will earn 80% of their target bonus. The remaining 20% of target bonus is determined based on the extent to which each named executive officer achieves two to four company and individual goals for the year.

The Company Adjusted EBITDA portion of this bonus is determined based primarily on the extent to which we achieve our budget Company Adjusted EBITDA goal. Company Adjusted EBITDA is our earnings before interest, taxes, depreciation and amortization plus any loss on sales of asset (less any gain on a sale of assets); banking amendment and legal fees; stock-based compensation; restaurant pre-opening costs; management fees; reimbursable board of directors fees; interest income; and certain non-cash adjustments. For each 1.0% that actual Company Adjusted EBITDA is above or below budget Company Adjusted EBITDA, the percentage of the target they receive will increase by 10% or decrease by 20%, respectively, of the Company Adjusted EBITDA portion of their target bonus. For example, if actual Company Adjusted EBITDA is 1% above budget Company Adjusted EBITDA, the named executive officers will receive their 1.1 times 80% of their target bonus. The maximum a named executive officer may receive for Company Adjusted EBITDA performance is 2.0 times 80% of their target bonus. For 2010, after taking into account the payment of the performance-based bonuses, our actual Company Adjusted EBITDA exceeded our budgeted Company Adjusted EBITDA by $282,894, or 2.1%. We use our Company Adjusted EBITDA, together with financial measures prepared in accordance with GAAP, such as revenue, net income and cash flows from operations, to assess our historical and prospective operating performance and to enhance our understanding of our core operating performance. We also use our Company Adjusted EBITDA internally to evaluate the performance of our personnel and also as a benchmark to evaluate our operating performance or compare our performance to that of our competitors. The use of our Company Adjusted EBITDA as a performance measure permits a comparative assessment of our operating performance relative to our performance based on our GAAP results, while isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. For the portion the performance-based bonus that based on the extent of the achievement of company and individual goals, our board has determined the percentage of the goals that were achieved and multiplies that percentage by the amount of the bonus based on those metrics. In 2010, all of our named executive officers achieved 100% of their company and individual goals. That bonus amount is then multiplied by the multiplier applied to the Company Adjusted EBITDA portion of the bonus.

Target, maximum and actual performance-based bonuses for 2010 for each of the named executive officers are shown in the table above and in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. Following this offering, we plan to adopt a new cash bonus plan, which complies with Section 162(m) of the Code.

Discretionary Bonus

While our board of directors has not and our committee does not intend to regularly pay discretionary bonuses, during consideration of compensation for 2010 performance, our board of directors determined to award discretionary bonuses based on each named executive officer’s performance and accomplishments during the year. Historically, each of our named executive officers has also received a $1,000 holiday bonus each December. The discretionary bonuses awarded to our named executive officers in 2010 are set forth in the table above.

In June 2011, we paid a special one-time bonus to management with vested options to incentivize them to consummate our Refinancing Transactions and continue to pursue our performance objectives.

Following the offering, we do not plan to continue to grant discretionary cash bonuses on a regular basis.

Equity Compensation

We pay equity-based compensation to our named executive officers because it links our long-term results achieved for our stockholders and the rewards provided to named executive officers, thereby ensuring that such officers have a continuing stake in our long-term success.

Historically, we have granted equity awards to our named executive officers in conjunction with significant transactions and in conjunction with a named executive officer’s initial hire or promotion to an executive position. We have provided this equity compensation to reward performance as well as to promote retention through delayed vesting. We believe that by weighting total compensation in favor of discretionary and performance-based bonuses, we have appropriately rewarded individual achievement while at the same time providing incentives to promote company performance. In the future, we plan to increase our use of long-term equity incentives, particularly through grants of stock options under our 2011 Omnibus Equity Incentive Plan (the “2011 Plan”), to further align the interests of our executives with those of stockholders. In addition to stock options, the 2011 Plan provides for the issuance of share appreciation rights, restricted shares, deferred shares, performance shares and other share based awards. In the future, we may consider granting other forms of equity to our named executive officers. For additional information regarding our 2011 Plan, see “Executive Compensation—2011 Omnibus Equity Incentive Plan.”

During 2010, we granted Michael Hatcher a stock option for the purchase of up to 45,000 shares of our common stock in connection with his promotion to Vice President of Real Estate Development and to bring his compensation in line with the compensation of our other named executive officers.

Prior to the completion of this offering, we will adopt the 2011 Plan as insufficient shares are available under our existing equity plan. In November 2006, we adopted our 2006 Stock Option Plan (the “2006 Plan”) in order to provide an incentive to employees selected by the board of directors for participation. In conjunction with our reverse stock split and in accordance with the 2006 Plan, we adjusted the exercise price of and the number of shares subject to our outstanding equity awards to reflect the     :     reverse stock split. In connection with the adoption of the 2011 Plan, we terminated the 2006 Plan, and no further awards will be granted under the 2006 Plan. The termination of the 2006 Plan will not affect awards outstanding under the 2006 Plan at the time of its termination and the terms of the 2006 Plan will continue to govern outstanding awards granted under the 2006 Plan.

Options granted after 2006 held by each of the named executive officers (and certain of our other salaried employees) ordinarily vest ratably over a period of five years, subject to the applicable named executive officer remaining employed through each vesting date. The equity awards granted to our named executive officers in 2006 vest with respect to 60%, 20% and 20% of the shares subject to the awards on the third, fourth and fifth anniversaries, respectively, of the date of grant of the awards. We believe that the delayed vesting terms promote retention.

Following consummation of this offering, we will make grants of stock options to the current named executive officers and other employees under the 2011 Plan. We will make these grants to the current named executive officers and other employees because we believe that we should provide our employees an opportunity to share in our success provided they continue to contribute to its success.

Severance and Transaction-Based Benefits

Except with respect to Mr. Hislop, we do not have, and do not expect to enter into prior to the consummation of this offering, any agreements, plans or programs for the payment of severance to any named executive officers. Except with respect to Mr. Hislop, any severance or termination payments to our named executive officers will be determined in the discretion of the compensation committee. As a recruitment incentive for Mr. Hislop, in negotiating his employment agreement in 2007, we agreed to pay one year of severance plus vested benefits and options in the event of his termination by us without cause. We believe this level of severance benefit provides Mr. Hislop with the assurance of security if his employment is terminated for reasons beyond his control. In addition, pursuant to Mr. Hislop’s employment agreement, upon a sale or other transaction in which Goode Partners LLC, our sponsor, sells 50% or more of their securities while Mr. Hislop is employed by us, or if there is an initial public offering, all of Mr. Hislop’s stock options will vest immediately.

In the event of a termination of one of our other named executive officers, any termination or severance benefits would be determined on a case-by-case basis.

Upon a change in control, our named executive officers’ equity awards granted under the 2006 Plan would vest.

The amount each named executive would be entitled to receive in the event of a termination is reported below under the heading “—Potential Payments upon Termination or Change in Control.”

Perquisites

In 2010, we provided complimentary dining as a personal-benefit perquisite to named executive officers. The aggregate incremental cost to us of the perquisites received by each of the named executive officers in 2010 did not exceed $10,000 and, accordingly, this benefit is not included in the Summary Compensation Table below. We provide the named executive officers with complimentary dining privileges at our restaurants. We view complimentary dining privileges as a meaningful benefit to our named executive officers as it is important for named executive officers to experience our products and services in order to better perform their duties for us.

General Benefits

We provide a limited number of personal benefits to our named executive officers. Our named executive officers participate in our health and benefit plans, and are entitled to vacation and paid time off based on our general vacation policies.

The following are standard benefits offered to all of our eligible employees, including the named executive officers.

Retirement Benefits. We maintain a tax-qualified 401(k) savings plan. Employees are eligible after one year of service and may defer up to the maximum amount allowable by the IRS.

Medical, Dental, Life Insurance and Disability Coverage. Active employee benefits such as medical, dental, life insurance and disability coverage are available to all eligible employees, including our named executive officers.

Moving Costs. We will reimburse out-of-pocket moving expenses for eligible executive officers in conjunction with their hiring.

Other Paid Time Off Benefits. We also provide vacation and other paid holidays to all employees, including the named executive officers, which we believe are appropriate for a company of our size and in our industry.

Tax and Accounting Considerations

U.S. federal income tax generally limits the tax deductibility of compensation we pay to our executive officers to $1.0 million in the year the compensation becomes taxable to the executive officers. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements. Although deductibility of compensation is preferred, tax deductibility is not a primary objective of our compensation programs. Rather, we seek to maintain flexibility in how we compensate our executive officers so as to meet a broader set of corporate and strategic goals and the needs of stockholders, and as such, we may be limited in our ability to deduct amounts of compensation from time to time. Accounting rules require us to expense the cost of our stock option grants. Because of option expensing and the impact of dilution on our stockholders, we pay close attention to, among other factors, the type of equity awards we grant and the number and value of the shares underlying such awards.

Executive Compensation

Summary Compensation Table

NAME & PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)	OPTION AWARDS ($) (1)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)	ALL OTHER COMPENSATION ($) (2)	TOTAL COMPENSATION ($)
Steve Hislop	2010	333,280	3,912	—	201,750	4,565	543,507
President, Chief Executive Officer and Director
Sharon Russell	2010	151,904	1,796	—	55,173	5,211	214,084
Chief Financial Officer
Frank Biller	2010	156,434	1,699	—	48,428	4,325	210,886
Vice President of Operations, Southeast Region
Michael Hatcher	2010	135,641	1,711	79,650	49,266	6,071	272,339
Vice President of Real Estate and Development
Ted Zapp	2010	151,904	1,796	—	55,173	5,055	213,928
Vice President of Operations

(1)

Represents the aggregate grant date fair value, calculated in accordance with FASB ASC Topic 718, for awards of options. See note 10 to our consolidated financial statements for a discussion of the calculations of grant date fair value.

(2)	Includes medical, dental, life and long term disability insurance as well as amounts paid pursuant to our 401(k) matching program.

Grants of Plan-Based Awards

NAME	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS (1)			ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($) (2)
		THRESHOLD ($)	TARGET ($)	MAXIMUM ($)
Steve Hislop		—	166,640	333,280	—	—	—
Sharon Russell		—	45,571	91,142	—	—	—
Frank Biller		—	40,000	80,000	—	—	—
Michael Hatcher	01/01/2010	—	40,692	81,384	45,000	$2.98	79,650
Ted Zapp		—	45,571	91,142	—	—	—

(1)

For performance in 2010, Messrs. Hislop, Biller, Hatcher and Zapp and Mrs. Russell received performance-based bonuses of $201,750, $48,428, $49,266, $55,173 and $55,173, respectively. See “Compensation Discussion and Analysis—Performance-Based Bonuses” for more information on our performance-based bonus program and the minimum, target and maximum awards thereunder.

(2)

Represents the aggregate grant date fair value, calculated in accordance with FASB ASC Topic 718, for awards of options. See note 10 to our consolidated financial statements for a discussion of the calculations of grant date fair value.

2011 Omnibus Equity Incentive Plan

Prior to the completion of this offering, we will adopt the 2011 Plan. The purposes of the 2011 Plan are to provide additional incentives to our management, employees, directors, independent contractors and consultants, to strengthen their commitment, motivate them to faithfully and diligently perform their responsibilities and to attract and retain competent and dedicated persons whose contributions are essential to the success of our business and whose efforts will impact our long-term growth and profitability. To accomplish such purposes, the 2011 Plan will provide for the issuance of stock options, share appreciation rights, restricted shares, deferred shares, performance shares and other share-based awards, which we refer to as plan awards.

While we intend to issue plan awards to employees, directors, independent contractors or consultants as a recruiting and retention tool, we have not established specific parameters regarding future grants. Once appointed, our compensation committee will determine the specific criteria surrounding the grant of plan awards. The following description summarizes the expected features of the 2011 Plan.

Summary of 2011 Plan Terms

A total of      shares of common stock are reserved and available for issuance under the 2011 Plan. When Section 162(m) of the Code becomes applicable to us, the maximum aggregate awards that may be granted during any fiscal year to any individual will be      shares, and in the case of options to acquire shares, with a per share exercise price equal to the grant date fair market value of a share. If the shares underlying any plan award are forfeited, cancelled, exchanged or surrendered or if a plan award otherwise terminates or expires without a distribution of shares, the shares will again become available under the 2011 Plan provided that shares surrendered or withheld as payment of either the exercise price of an award (including shares otherwise underlying an award of a share appreciation right that are retained by us to account for the grant price of such share appreciation right) and/or withholding taxes in respect of an award will no longer be available for grant under the 2011 Plan, and notwithstanding that a share appreciation right is settled by the delivery of a net number of shares of the full number of shares underlying such share appreciation right will not be available for subsequent awards under the 2011 Plan. In addition, awards are paid or settled in cash, the number of shares with respect to which such payment or settlement is made will again be available for grants of awards under the 2011 Plan and shares underlying awards that can only be settled in cash will not be counted against the aggregate number of shares available for awards under the 2011 Plan.

The 2011 Plan will initially be administered by our board of directors, or any committee or subcommittee the board may appoint to administer the 2011 Plan (such person(s), the plan administrator). The plan administrator may construe and interpret the 2011 Plan and may adopt, alter and repeal rules and make all other determinations necessary or desirable to administer the 2011 Plan.

The plan administrator may select the employees, directors, independent contractors and consultants who will receive plan awards, determine the terms and conditions of those awards, including but not limited to the exercise price, the number of shares of common stock subject to awards, the term of the awards, and the vesting schedule applicable to awards. Unless otherwise determined by the plan administrator, all awards that vest solely on a requirement of continued employment or service may not become fully vested prior to the second anniversary of the date upon which the award is granted.

We may issue stock options under the 2011 Plan. All stock options granted under the 2011 Plan are intended to be non-qualified stock options and are not intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code. The option exercise price of all stock options granted under the 2011 Plan will be determined by the plan administrator, but in no event will the exercise price be less than 100% of the fair market value of the common stock on the date of grant. The term of all stock options granted under the 2011 Plan will be determined by the plan administrator, but may not exceed ten years from the date of grant. Each stock option will be exercisable at such time and subject to such terms and conditions as determined by the plan administrator in the applicable stock option agreement. Other than equitable adjustments made in connection to a change in capitalization, under no circumstances will an exercise price be reduced following the date of the grant of an option, nor will an option be cancelled in exchange for a replacement option with a lower exercise price without stockholder approval.

Unless the applicable stock option agreement provides otherwise, in the event of an optionee’s termination of employment or service for any reason other than for cause, disability or death, such optionee’s stock options (to the extent exercisable at the time of such termination) generally will remain exercisable until 30 days after such termination and then expire. Unless the applicable stock option agreement provides otherwise, in the event of an optionee’s termination of employment or service due to, disability or death, such optionee’s stock options (to the extent exercisable at the time of such termination) generally will remain exercisable until one year after such termination and will then expire. For certain employees, a demotion in position will result in a loss of unvested options. If termination was for any other reason other than for cause, stock options that were not exercisable on the date of termination will expire at the close of business on the date of such termination. In the event of an optionee’s termination of employment or service for cause, such optionee’s outstanding stock options will expire at the commencement of business on the date of such termination. The plan administrator may waive the vesting requirements based on such factors as the plan administrator deems appropriate.

Share appreciation rights (“SARs”) may be granted under the 2011 Plan either alone or in conjunction with all or part of any stock option granted under the 2011 Plan. A free-standing SAR granted under the 2011 Plan entitles its holder to receive, at the time of exercise, the number of shares, or alternate form of payment determined by the plan administrator, equal in value to the excess of the fair market value (at the date of exercise) over a specified price fixed by the plan administrator (which shall be no less than fair market value at the date of grant). A SAR granted in conjunction with all or part of an option under the 2011 Plan entitles its holder to receive, upon surrendering of the related option, the number of shares, or alternate form of payment determined by the plan administrator, equal in value to the excess of the fair market value (at the date of exercise) over the exercise price of the related stock option. The term of all SARs granted under the 2011 Plan will be determined by the plan administrator, but may not exceed ten years from the date of grant. In the event of a participant’s termination of employment or service, free-standing SARs will be exercisable at such times and subject to such terms and conditions determined by the plan administrator, while SARs granted in conjunction with all or part of an option will be exercisable at such times and subject to terms and conditions applicable to the related option. Other than equitable adjustments made in connection to a change in capitalization, under no circumstances will an exercise price be reduced following the date of the grant of a SAR, nor will a SAR be cancelled in exchange for a replacement SAR with a lower exercise price without stock holder approval.

Restricted shares, deferred shares and performance shares may be granted under the 2011 Plan. The plan administrator will determine the number of shares to be awarded, the purchase price, vesting schedule and performance objectives, if any, applicable to the grant of restricted shares, deferred shares and performance shares. Participants with restricted shares and performance shares generally have all of the rights of a stockholder and deferred shares generally do not have the rights of a stockholder. However, during the restricted period, deferred shares may be paid dividends on the number of shares covered by the deferred shares if the applicable award agreement so provides. If the performance goals and other restrictions are not satisfied, the restricted shares, deferred shares and/or performance shares will be forfeited in accordance with the terms of the grant. Subject to the provisions of the 2011 Plan and applicable award agreement, the plan administrator has sole discretion to provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances, based upon such factors including, but not limited to, the attainment of certain performance goals, a participant’s termination of employment or service or a participant’s death or disability.

The 2011 Plan also authorizes grants of other share-based awards, such as unrestricted shares, restricted stock units, dividend equivalents or performance units. The plan administrator will determine the terms and conditions of such awards, consistent with the terms of the 2011 Plan, at the date of grant or thereafter, including any performance goals and performance periods.

In the case of awards subject to performance goals, such goal may be based on one or more of the following criteria: (i) earnings, including one or more of operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, adjusted EBITDA, economic earnings, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after-tax income; (iii) earnings per share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, or return on equity; (vii) returns on sales or revenues; (viii) operating expenses; (ix) share price appreciation; (x) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xi) implementation or completion of critical projects or processes; (xii) cumulative earnings per share growth; (xiii) operating margin or profit margin; (xiv) cost targets, reductions and savings, productivity and efficiencies; (xv) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (xvi) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; and (xvii) any combination of, or a specified increase in, any of the foregoing. Where applicable, a performance goal may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the company or a company affiliate, or a division or strategic business unit of the company, or may be applied to the performance of the company relative to a market index, a group of other companies or a combination thereof, all as determined by the Administrator. The performance goals may include a threshold level of performance below which no payment may be made (or no vesting may occur), levels of performance at which specified payments may be made (or specified vesting may occur), and a maximum level of performance above which no additional payment shall be made (or at which full vesting may occur). Each of the foregoing performance goals will determine in accordance with generally accepted accounting principles, as applicable, and may be subject to certification by the committee; provided, that the committee shall have the authority to make equitable adjustments to the performance goals, to the extent permitted under Section 162(m) of the Code, if applicable, in recognition of unusual or non-recurring events affecting the company or any company affiliate thereof or the financial statements of the company or any company affiliate thereof, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles.

In the event of a merger, amalgamation, consolidation, recapitalization, reorganization, stock dividend, stock split or other change in corporate structure affecting the common stock, an equitable substitution or proportionate adjustment shall be made, as may be determined by the plan administrator, in (a) the aggregate number of shares of common stock reserved for issuance under the 2011 Plan and the maximum number of shares of common stock that may be subject to awards granted to any participant in any calendar year, (b) the kind, number and exercise price subject to outstanding stock options and SARs granted under the 2011 Plan, and (c) the kind, number and purchase price of shares of common stock subject to outstanding awards of restricted shares, deferred shares, performance shares or other share-based awards granted under the 2011 Plan. In addition, the plan administrator, in its discretion, may terminate all outstanding awards for the payment of cash or in-kind consideration. However, no adjustment or payment may cause any award under the 2011 Plan that is or becomes subject to Section 409A of the Code to fail to comply with the requirements of that section.

Unless otherwise determined by the plan administrator and evidenced in an award agreement, in the event that a change in control occurs and a participant’s employment or service is terminated without cause on or after the effective date of the change in control but prior to 12 months following the change in control, then any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable, and the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award granted under the 2011 Plan will lapse and such unvested awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved at the target level. Under the 2011 Plan, the term change in control generally means: (a) any person other than the company, any company affiliate or subsidiary, becomes the beneficial owner, directly or indirectly, of securities representing 50% or more of our then-outstanding voting power (excluding shares purchased directly from us or our affiliates); (b) a change in the majority of the membership of our board of directors other than directors approved by two-thirds of the directors (other than directors assuming office in conjunction with an election contest) who constituted the board of directors at the time this offering is consummated, or whose election was previously so approved; (c) the consummation of a merger, amalgamation or consolidation of us or any of our subsidiaries with any other corporation, other than a merger or amalgamation immediately following which our board of directors immediately prior to the merger or amalgamation constitute at least a majority of the directors of the company surviving or continuing after the merger or amalgamation or, if the surviving company is a subsidiary, the ultimate parent thereof; or (d) our stockholders approve a plan of complete liquidation or dissolution of our company or there is consummated an agreement for the sale or disposition of all or substantially all of our assets, other than (1) a sale of such assets to an entity, at least 50% of the voting power of which is held by our stockholders following the transaction in substantially the same proportions as their ownership of the company immediately prior to the transaction or (2) a sale or disposition of such assets immediately following which our board of directors immediately prior to such sale constitute at least a majority of the board of directors of the entity to which the assets are sold or disposed, or, if that entity is a subsidiary, the ultimate parent thereof. The completion of this offering will not be a change of control under the 2011 Plan.

Until such time as the awards are fully vested and/or exercisable in accordance with the 2011 Plan, awards may not be sold, assigned, mortgaged, hypothecated, transferred, charged, pledged, encumbrance, gifted, transferred in trust (voting or other) or disposed in any other manner, except with the prior written consent of the administrator, which consent may be granted or withheld in the sole discretion of the plan administrator, which consent may be granted or withheld in the sole discretion of the plan administrator.

The 2011 Plan provides our board of directors with authority to suspend or terminate the 2011 Plan or any award, or revise and amend the 2011 Plan. However, stockholder approval is required for any amendment to the extent it is required to comply with applicable law or stock exchange listing requirements. The 2011 Plan will automatically terminate on the tenth anniversary of the effective date (although awards granted before that time will remain outstanding in accordance with their terms).

The award agreements for the 2011 Plan provide the board of directors and the plan administrator with the sole discretion to cancel or require repayments of awards in the event an award recipient engages in certain conduct deemed harmful to the Company.

We intend to file with the SEC a registration statement on Form S-8 covering the shares issuable under the 2011 Plan.

United States Federal Income Tax Consequences of Plan Awards

The following is a summary of certain United States Federal income tax consequences of awards under the 2011 Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change.

An optionee generally will not recognize taxable income upon the grant of a non-qualified stock option. Rather, at the time of exercise of such non-qualified stock option, the optionee will recognize ordinary income for income tax purposes in an amount equal to the excess of the fair market value of the shares purchased over the exercise price. We generally will be entitled to a tax deduction at such time and in the same amount that the optionee recognizes ordinary income. If shares acquired upon exercise of a non-qualified stock option are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of such exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the optionee) depending upon the length of time such shares were held by the optionee.

A participant who is granted a share appreciation right will not recognize ordinary income upon receipt of the share appreciation right. At the time of exercise, however, the participant will recognize compensation income equal to the value of any cash received and the fair market value on the date of exercise of any shares received. We will not be entitled to a deduction upon the grant of a share appreciation right, but generally will be entitled to a compensation deduction for the amount of compensation income the participant recognizes upon the participant’s exercise of the share appreciation right. The participant’s tax basis in any shares received will be the fair market value on the date of exercise and, if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of the shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

A participant generally will not be taxed upon the grant of a restricted share or performance award, but rather will recognize ordinary income in an amount equal to the fair market value of the shares at the time the shares are no longer subject to a substantial risk of forfeiture (within the meaning of the Code). We generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant’s tax basis in the shares will equal their fair market value at the time the restrictions lapse, and the participant’s holding period for capital gains purposes will begin at that time. Any cash dividends paid on the shares before the restrictions lapse will be taxable to the participant as additional compensation (and not as dividend income). Under Section 83(b) of the Code, a participant may elect to recognize ordinary income at the time the restricted or performance shares are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such shares are subject to restrictions and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the shares equal to their fair market value on the date of their award, and the participant’s holding period for capital gains purposes will begin at that time. We generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.

In general, the grant of deferred shares will not result in income for the participant or in a tax deduction for us. Upon the settlement of such an award, the participant will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction in the same amount.

2006 Stock Option Plan

In November 2006, we adopted the 2006 Plan. Under the 2006 Plan and before taking into account our     :     reverse stock split, we were authorized to issue up to 2,722,222 shares of our common stock and, as of March 27, 2011, 42,263 shares of our common stock remained available for future grant under the plan. In connection with the adoption of the 2011 Plan as described in “Compensation Discussion and Analysis—2011 Omnibus Equity Incentive Plan,” the board of directors terminated the 2006 Plan effective as of the date this offering is completed, and no further awards will be granted under the 2006 Plan after such date. However, the termination of the 2006 Plan will not affect awards outstanding under the 2006 Plan at the time of its termination and the terms of the 2006 Plan will continue to govern outstanding awards granted under the 2006 Plan. The options granted under the 2006 Plan expire 10 years after the date of grant. Subject to the grantee’s continued employment with us, options granted on December 6, 2006 vest 60% on the third anniversary of the date of grant and 20% on each of the fourth and fifth anniversary of the date of grant. Subject to the grantee’s continued employment with us, all other options granted under the plan vest 20% on each of the first five anniversaries of the date of grant.

We intend to file with the SEC a registration statement on Form S-8 covering the shares issuable under the 2006 Plan.

Outstanding Equity Awards at Fiscal Year End

	OPTION AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE		OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
Steve Hislop	580,800	387,200	(1)	$1.00	07/09/2017
	82,800	55,200	(1)	$3.80	07/09/2017
Sharon Russell	200,000	50,000	(2)	$1.00	12/06/2016
Frank Biller	30,000	45,000	(3)	$2.17	01/01/2019
Michael Hatcher	64,000	16,000	(2)	$1.00	01/10/2016
	9,000	36,000	(4)	$2.98	01/10/2019
Ted Zapp	200,000	50,000	(2)	$1.00	12/06/2016

(1)	These options were granted on July 9, 2007 and vest 20% on each of the first five anniversaries of the grant date.
(2)	These options were granted on December 6, 2006 and vest 60% on the third anniversary of the grant date and 20% on each of the fourth and fifth anniversaries of the grant date.
(3)	These options were granted on January 1, 2009 and vest 20% on each of the first five anniversaries of the grant date.
(4)	These options were granted on January 1, 2010 and vest 20% on each of the first five anniversaries of the grant date.

Potential Payments upon Termination or Change in Control

Termination of Employment

With the exception of Mr. Hislop, we do not have any agreements with the named executive officers that would entitle them to severance payments upon termination of employment.

Under Mr. Hislop’s employment agreement, he will be entitled to (a) any earned but unpaid salary; (b) one year of his base salary at the time of termination; (c) any vested portion of the company’s contribution to his 401k and

(d) any vested options following his termination of employment by us without cause. For purposes of Mr. Hislop’s employment agreement, “cause” generally means: (i) commission of any act of fraud, embezzlement or dishonesty; (ii) any intentional misconduct that has a materially adverse effect upon our business or reputation; (iii) the admission or conviction of, or entering of a plea of nolo contendere to, any felony or any lesser crime involving moral turpitude, fraud, embezzlement or theft; (iv) any intentional violation of a written policy of the company that remains uncured 15 days after notice from us describing such violation; (v) the use of alcohol or illegal drugs (or prescription drugs in a manner other than as prescribed by a physician), interfering with the performance of obligations under the employment agreement or (vi) a breach of the confidentiality, non-solicitation or non-disparagement provisions of the employment agreement. Assuming Mr. Hislop’s employment was terminated by us without cause on December 26, 2010, he would have received a total of approximately $333,280 in severance under his employment agreement.

Change-in-Control

Under the 2006 Plan, our named executive officer’s stock options granted under that plan will immediately vest, in the event that (i) we are merged, consolidated or reorganized into or with another corporation and immediately afterwards our current owners no longer own a majority of the outstanding stock of the merged, consolidated or reorganized corporation; (ii) we sell or otherwise transfer all or substantially all of our assets to another corporation; (iii) our sponsor and its affiliates, for any reason other than an initial public offering, cease to own a majority of our stock; (iv) after a public offering any person becomes, directly or indirectly, the beneficial owner of more than 50% of our stock; and (v) our stockholders approve a plan of complete liquidation or dissolution of the company.

In addition, under Mr. Hislop’s employment agreement, all of Mr. Hislop’s stock options will vest immediately upon a change of control. Under Mr. Hislop’s employment agreement, a change of control means (i) a sale of all or substantially all of our assets; (ii) a merger in which we are not the surviving entity (other than a merger whereby a majority of our stockholders prior to the transaction remain in control of the entity surviving such merger); (iii) a sale of all or substantially all of our shares of capital stock; (iv) the initial public offering of the capital stock of the company or (v) any other transaction resulting in our majority stockholder no longer controlling the company, in all such cases in one or a series of related transactions.

Assuming Mr. Hislop’s employment was terminated following a change in control on December 26, 2010, he would have received a total of approximately $1,141,672 as a result of the vesting of his unvested stock options and $333,280 in severance under his employment agreement. If Messrs. Biller, Hatcher and Zapp and Mrs. Russell were terminated following a change in control on December 26, 2010, they would receive $105,600, $89,630, $146,500 and $146,500, respectively, as a result of the vesting of his or her unvested stock options. As of December 26, 2010, the fair market value of our common stock was $3.93.

Director Compensation

Our board of directors has not historically received compensation. Upon the completion of this offering, we plan to implement a compensation plan for our board of directors. Our directors who are also employees will not receive compensation for their services as directors. Directors who are not employees will receive an annual cash retainer of $30,000 and an annual grant of stock options to purchase up to 15,000 shares of our common stock with 20% of such granting vesting on each of the subsequent anniversaries of the date of grant, based on the Black-Scholes method of valuation. Our audit committee chairperson will receive a $10,000 cash retainer fee. Neither the chairperson of our compensation committee nor the chairperson of our nominating and corporate governance committee will not receive a retainer or any direct compensation. We will also reimburse directors for all expenses incurred in attending board meetings.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions that occurred on or were in effect after January 1, 2008 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

2010 Stock Sale

In May 2010, we sold an aggregate of 1,676,316 shares of series X preferred stock at a price of $2.98 per share to Goode Chuy’s Direct LLC, an affiliate of Goode Partners LLC (our “Sponsor”), Steve Hislop, Frank Biller, MY/ZP Equity, LLC, an entity owned by Michael Young and by John Zapp (jointly, our “Founders”), J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III LLC and 522 Fifth Avenue Fund, L.P., who purchased, 725,853.97, 20,323.91, 6,689.91, 197,593.56, 718,595.43 and 7,258.54 shares, respectively. For a description of the rights, preferences, privileges and restrictions of our series X preferred stock, see “Description of Capital Stock—General.”

In December 2010, we sold 27,500 shares of our common stock at a price per share of $3.64 for an aggregate purchase price of $100,048.16 to Ted Zapp and Sharon Russell and 13,750 shares of our common stock at a price per share of $3.64 for an aggregate purchase price of $50,024.08 to Michael Hatcher.

For a description of the rights, preferences, privileges and restrictions of our common stock, see “Description of Capital Stock—Common Stock.”

Purchase of Common Stock by our Executives

Pursuant to options to purchase our common stock granted in conjunction with joining the company, we sold 280,000 shares of our common stock at a price of $1.00 per share for a total of $280,000 to Steve Hislop in May 2008, and 92,166 shares of our common stock at a price of $2.17 per share for an aggregate purchase price of $200,000 to Frank Biller in April 2009. For a description of the rights, preferences, privileges and restrictions of our common stock, see “Description of Capital Stock—Common Stock.”

Acquisition Related Transactions

In connection with the consummation of our acquisition by our Sponsor in November 2006, we entered into the following transactions:

Stockholders Agreement

In November 2006, we entered into a stockholders agreement with Goode Chuy’s Holdings, LLC (our “Controlling Stockholder”), MY/ZP Equity, LLC, the Founders and directors of our company, and certain option holders with the right to acquire shares of our common stock. In May 2010, we amended and restated the stockholders agreement in conjunction with the sale of our series X preferred stock to add Goode Chuy’s Direct Investors, LLC, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III LLC and 522 Fifth Avenue Fund, L.P., the new stockholders resulting from that sale. In the May 2010 amendment and restatement, we also added Steve Hislop and Frank Biller, who purchased shares of common stock in April 2009, as parties thereto. The stockholders agreement contains certain agreements amongst our stockholders regarding matters of corporate governance and transactions in our common stock. In connection with the consummation of this offering, certain provisions of the stockholders agreement related to transfer restrictions, tag along rights, drag along rights, right of first offer, participation rights and corporate governance provisions, such as the one regarding the election of directors, will terminate in accordance with the terms of the agreement. For further discussion of the stockholders agreement, see “Description of Capital Stock—Registration Rights” in this prospectus.

Advisory Agreement

We entered into an advisory agreement (the “Advisory Agreement”) with the Sponsor, pursuant to which the Sponsor agreed to provide us with certain financial advisory services. In exchange for these services, we paid a one-time transaction fee to our Sponsor of $450,000, and we pay our Sponsor an aggregate annual management fee of

$350,000, and reimburse our Sponsor for out-of-pocket expenses incurred in connection with the provision of services pursuant to the agreement. The agreement includes customary exculpation and indemnification provisions in favor of the Sponsor and its respective affiliates which will survive the termination of this Advisory Agreement. The agreement may be terminated by the Sponsor at any time upon five days prior notification and will terminate when our Sponsor and its affiliates own less than 20% of the shares of common stock owned by them on November 7, 2006 (assuming full conversion of all series A preferred stock held by them). Upon the completion of this offering, we and the Sponsor have agreed to terminate the Advisory Agreement in exchange for a termination fee of $2.0 million.

Bonus Payments and Related Note

In conjunction with the Sponsor’s investment, the Sponsor implemented a retention bonus plan. Under the plan, $7.0 million was to be paid to employees. We paid $2.1 million in bonuses in each of the first and second year of the plan and $700,000 in the third year of the plan. In addition, we paid an additional $0.2 million in payroll taxes. After the third year, Three Star Management, Ltd., an entity in which each of Michael Young and John Zapp own 49.5% and Three Star Management GP, in which Michael Young and John Zapp each own 50%, as general partner owns 1% and MY/ZP IP Group, Ltd., (“MY/ZP IP”), an entity owned 50% by each of our Founders, took over the payment of these bonuses. We made a note payable to Three Star Management, Ltd., to cover the remaining bonus payments. This Note bears interest at 15.00% per annum and requires principal and interest payments of $77,778 per month commencing on September 1, 2009 through maturity in November 2011, with initial payments allocated to accrued interest.

Purchase of Arbor Trails Restaurant

In November 2006, the Arbor Trails location was under development by our Founders. As part of the total purchase price for Chuy’s Comida Deluxe, Inc., we agreed to a contingent amount based on the future cash flow of the Arbor Trails location. Specifically, we entered into a letter agreement with Three Star Management, Ltd. and MY/ZP IP Group GP, LLC with respect to the development of our Arbor Trails location. A portion of the purchase price was contingent on the future operating profit of Arbor Trails. The contingent purchase price element was to be based on four times the trailing twelve-month restaurant level cash flow. In November 2009, we paid our Founders $3,781,835 and recorded $409,335 in property and equipment and the remaining $3,372,500 was recorded in goodwill.

Default License Letter Agreements

We entered into letter agreements with respect to the properties that we lease from Young/Zapp GP, LLC (“Young/Zapp”), an entity owned 50% by each of our Founders, and its subsidiaries. Pursuant to these letter agreements, if we default under our lease agreements with Young/Zapp and terminate possession of the lease location, Young/Zapp may operate a Tex Mex or Mexican food restaurant in that location. However, they may not use our trademarks or trade names or confusingly similar trademarks or tradenames.

Intellectual Property

Banana Peel Software. We entered into the Banana Peel Software License Agreement with Banana Peel, LLC, an entity in which Michael Young, John Zapp and Sharon Russell each own 25% of the company. The agreement grants us a non-exclusive royalty-free license to use the software for our restaurants and to receive any updates or upgrades to the software. Banana Peel, LLC has agreed to license its software to our Sponsor or any of its controlled entities upon our request.

Recipe License Agreement. We entered into the recipe license agreement with MY/ZP IP to allow the use of certain of our recipes by MY/ZP IP at Shady Grove, Inc. (“Shady Grove”), a restaurant owned by our Founders and directors of our company.

Management Agreement

We entered into a management agreement with Three Star Management, Ltd. to provide management services, such as administrative, accounting and human resources support, to Shady Grove. In consideration of the services we provide to Shady Grove, Three Star Management, Ltd. agreed to pay us a monthly fee of $10,000, a pro rata share of the wages and expenses incurred to provide the services and the reimbursement of reasonable out-of-pocket expenses. Due to a reduction in the locations receiving management services, we agreed to reduce the fee to a $10,000 quarterly payment.

Management System License Agreement

We entered into a management system license agreement with MY/ZP IP to allow the use of certain of our handbooks, personnel training materials and other materials relating to our business know-how and personnel management know-how by Shady Grove and in any other endeavors of MY/ZP IP, subject to certain conditions.

Cross-Marketing License Agreement

We entered into a cross-marketing license agreement with MY/ZP IP to allow Shady Grove to market our brand at Shady Grove and allow us to market Shady Grove at our locations. Some cross-promotional activities include selling pre-printed cups, t-shirts, calendars, and birthday cards and co-branding our website and menus.

Parade Sponsorship Agreement

We entered into a parade sponsorship agreement with MY/ZP IP to obtain the right to sponsor, manage and operate the “Chuy’s Children Giving To Children Parade” and to use MY/ZP IP’s trademark in connection with the parade. In addition, we granted MY/ZP IP a limited license to use the Chuy’s name in their trademark “Chuy’s Children Giving To Children Parade.”

Loan Agreement with our Chief Executive Officer

In conjunction with hiring and relocating of our Chief Executive Officer, Steve Hislop, in 2007, we agreed to lend Mr. Hislop the amount of his home mortgage payments on his prior residence as he was unable to sell the home when he relocated. Amounts paid for Mr. Hislop’s mortgage accrue interest at 8% per annum. With respect to the loans in fiscal 2010, 2009 and 2008, Mr. Hislop repaid a principal amount of $107,145, $105,930 and $97,839, respectively and interest of $7,363, $5,526 and $3,540, respectively. During fiscal 2011, we lent $44,952 under this agreement and $2,983 interest accrued. In June 2011, Mr. Hislop repaid all outstanding principal and interest under the loan and we agreed to terminate the loan agreement.

Leases

We lease our corporate office space as well as our North Lamar, River Oaks, Highway 183, Round Rock, Shenandoah and Arbor Trails properties from subsidiaries of Young/Zapp, a company owned 47.5% by each of our Founders and 5.0% by Sharon Russell. In 2010, we paid Young/Zapp $9,000, $14,208, $25,693, $19,605, $23,737, $22,961 and $23,000 with respect to our headquarters, North Lamar, River Oaks, Hwy 183, Round Rock, Shenandoah and Arbor Trails locations, respectively. In 2009, we paid Young/Zapp $9,000, $14,208, $24,009, $19,605, $23,087, $22,332 and $23,000 with respect to our headquarters, North Lamar, River Oaks, Hwy 183, Round Rock, Shenandoah and Arbor Trails locations, respectively. In 2008, we paid Young/Zapp $9,000, $14,208, $24,009, $18,819, $23,087, $22,332 and $23,000 with respect to our headquarters, North Lamar, River Oaks, Hwy 183, Round Rock, Shenandoah and Arbor Trails locations, respectively. In addition, in 2010, 2009 and 2008, for locations that we lease from Young/Zapp where we operate a restaurant, we pay additional rent of 6% of gross sales minus the base rent per location.

Settlement Agreement

In June 2011, in connection with the departure of William C. Shackelford, a former director, we entered into a settlement agreement with Mr. Shackelford and his affiliates and our Sponsor with respect to Mr. Shackelford’s option, dated December 6, 2006, to purchase up to 250,000 shares of our common stock. Prior to the date of the settlement agreement, Mr. Shackelford exercised and purchased 83,334 shares of common stock pursuant to this option. The settlement agreement provides, among other things, that with respect to Mr. Shackelford, we will pay him $52,896, his pro rata share of the special dividend paid to our stockholders in May 2011, waive our right to repurchase the shares he purchased pursuant to his option and grant him a one-time put option for $5.25 per share for the shares he purchased pursuant to his option exercisable from June 15, 2012 to August 13, 2012. In connection with this settlement agreement, we will also pay $175,000 to Mr. Shackelford. We and our Sponsor also agreed to allow Mr. Shackelford to sell his shares as a selling stockholder in the offering described in this prospectus and that he will not be subject to any restrictions on his ability to sell his shares following the offering.

Indemnification Agreements

We expect to enter into indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide that, subject to limited exceptions, and among other things, we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director or officer. See “Description of Capital Stock—Limitations on Directors’ and Officers’ Liability” for a general description of these agreements.

Related Party Transactions Policy

We intend to adopt a written policy relating to the approval of related party transactions. Our audit committee will review certain financial transactions, arrangements and relationships between us and any of the following related parties to determine whether any such transaction, arrangement or relationship is a related party transaction:

■	any of our directors, director nominees or executive officers;

■	any beneficial owner of more than 5% of our outstanding stock; and

■	any immediate family member of any of the foregoing.

Our audit committee will review any financial transaction, arrangement or relationship that:

■	involves or will involve, directly or indirectly, any related party identified above and is in an amount greater than $120,000;

■	would cast doubt on the independence of a director;

■	would present the appearance of a conflict of interest between us and the related party; or

■	is otherwise prohibited by law, rule or regulation.

The audit committee will review each such transaction, arrangement or relationship to determine whether a related party has, has had or expects to have a direct or indirect material interest. Following its review, the audit committee will take such action as it deems necessary and appropriate under the circumstances, including approving, disapproving, ratifying, cancelling or recommending to management how to proceed if it determines a related party has a direct or indirect material interest in a transaction, arrangement or relationship with us. Any member of the audit committee who is a related party with respect to a transaction under review will not be permitted to participate in the discussions or evaluations of the transaction; however, the audit committee member will provide all material information concerning the transaction to the audit committee. The audit committee will report its action with respect to any related party transaction to the board of directors.

DESCRIPTION OF CAPITAL STOCK

The following discussion is a summary of the terms of our capital stock, our amended and restated certificate of incorporation and bylaws and certain applicable provisions of Delaware law. Copies of our amended and restated certificate of incorporation and bylaws are exhibits to the registration statement of which this prospectus is a part.

General

Prior to this offering, our authorized capital stock consisted of 32,601,462 shares of common stock, par value $0.01 of which 468,416 was issued and outstanding, 25,000,000 shares of series A preferred stock, par value $0.01, 2,722,222 shares of series B preferred stock, par value $0.01 and 1,676,316 shares of series X preferred stock, par value $0.01. Holders of our preferred stock have a liquidation preference and are entitled to receive distributions, in the event of a liquidation, as follows: (1) series X preferred stockholders would receive their original investment plus an annualized return of 20%, then, (2) series A preferred stockholders would receive their original investment, then, (3) series B preferred stockholders would receive their original investment, and then, (4) common stockholders would receive any remaining distributions. Each share of preferred stock will be convertible at the option of the holder, at any time, without the payment of additional consideration, in one share of common stock. Generally, each share of preferred stock will be converted on a mandatory basis into one share of common stock immediately before any underwritten offering pursuant to an effective registration statement resulting in at least $25.0 million in net proceeds to us. Upon mandatory conversion, each share of series A preferred stock, series B preferred stock and, subject to the following sentence, series X preferred stock will automatically convert to one share of common stock and our authorized preferred stock will be reduced by the number of converted shares of preferred stock. However, in the event that the fair market value of the series X preferred stock, as determined by our board of directors, is less than the liquidation preference applicable to the series X preferred stock, we will redeem the series X preferred stock by making a cash payment to satisfy the liquidation preference.

Prior to the closing of this offering, we will amend and restate our certificate of incorporation to, among other things, increase our authorized capital stock to              shares of common stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01.

In accordance with the terms of our amended and restated certificate of incorporation, as soon as practicable prior to the closing of this offering, our preferred stock will automatically convert on a one to one basis into 29,398,538 pre-stock split shares of our common stock. In addition, the number of authorized shares of preferred stock will then be reduced by the number of shares of preferred stock converted. Prior to the closing of this offering, we will make certain changes to our amended and restated certificate of incorporation, including deleting all references to preferred stock and effecting a reverse stock split.

The holders of our outstanding common stock will receive      shares of common stock after giving effect to a     :     reverse stock split of our outstanding common stock. Following the conversion of our preferred stock and reverse stock split but before the consummation of this offering, we will have      shares of our outstanding common stock.

Common Stock

Voting Rights

The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. Our articles of incorporation do not provide for cumulative voting in connection with the election of directors, and accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors. The holders of a majority of the shares of common stock issued and outstanding constitute a quorum at all meetings of the shareholders for the transaction of business.

Dividends

The holders of our common stock are entitled to dividends our board of directors may declare, from time to time, from funds legally available therefore, subject to the preferential rights of the holders of our preferred stock, if any, and any contractual limitations on our ability to declare and pay dividends.

Other Rights

Upon the consummation of this offering, no holder of our common stock will have any preemptive right to subscribe for any shares of our capital stock issued in the future.

Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of our preferred stock, if any.

Preferred Stock

Following the consummation of this offering, no shares of our preferred stock will be outstanding. Our amended and restated certificate of incorporation will provide that our board of directors may, by resolution, establish one or more classes or series of preferred stock having the number of shares and relative voting rights, designations, dividend rates, liquidation, and other rights, preferences, and limitations as may be fixed by them without further stockholder approval. The holders of our preferred stock may be entitled to preferences over common stockholders with respect to dividends, liquidation, dissolution, or our winding up in such amounts as are established by the resolutions of our board of directors approving the issuance of such shares.

The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the holders and may adversely affect voting and other rights of holders of our common stock. In addition, issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock. At present, we have no plans to issue any shares of preferred stock.

Registration Rights

The following describes the registration rights of certain of our stockholders under our stockholders agreement.

Demand Registration Rights

At any time and from time to time following the consummation of a qualified initial public offering our Controlling Stockholder, its affiliates and its permitted transferees, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors, III, LLC and 522 Fifth Avenue Fund, L.P., will be able to require us to use our reasonable best efforts to register their common stock under the Securities Act (subject to certain exceptions). In addition, following the consummation of a qualified initial public offering and upon the earlier of (a) the second anniversary of the qualified initial public offering or (b) the six month anniversary of a demand by one of the stockholders listed above, MY/ZP Equity, LLC may make one written request for registration under the Securities Act.

Form S-3 Registration Rights

When we become qualified to file registration statements on Form S-3, any party which may demand registration of their securities, may request that the registration be made on Form S-3. However, we are not required to register securities on Form S-3 more than twice in one year.

Piggyback Registration Rights

If we propose to register any of our own securities under the Securities Act in a public offering, we will be required to provide notice to our Controlling Stockholder, its affiliates and its permitted transferees, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors, III, LLC, 522 Fifth Avenue Fund, L.P., MY/ZP Equity, LLC, Steve Hislop, Frank Biller, option holders, or any of their permitted transferees relating to the registration and provide them with the right to include their shares in the registration statement. These piggy-back registration rights are subject to certain exceptions set forth in the stockholders agreement. Pursuant to the terms of the stockholders agreement, we obtained waivers of these piggy-back registration rights from our stockholders with respect to the offering described in this prospectus.

Expenses of Registration

We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares of our common stock held by our Controlling Stockholder or other holders of our capital stock with registration rights under our stockholders agreement.

Termination of Registration Rights

Pursuant to the stockholders agreement, our stockholders’ registration rights will terminate at such time as our stockholders are eligible to sell their shares pursuant to Rule 144, cease to hold our securities (or hold rights to acquire our securities) or as otherwise terminated pursuant to the written agreement of the parties thereto.

Restrictions on Transfer

Until November 7, 2011, MY/ZP Equity LLC, Steve Hislop, Frank Biller and our option holders are prohibited from transferring our capital stock to parties other than (a) certain permitted transferees (including our Controlling Stockholder, its affiliates and its permitted transferees, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors, III, LLC and 522 Fifth Avenue Fund, L.P. and certain permitted transferees), (b) in a qualified offering under Rule 144, (c) in accordance with the tag along or drag along provisions of the stockholders agreement or (d) after registration in accordance with our stockholders agreement. These restrictions will not expire upon the consummation of a qualified initial public offering.

Co-Sale Rights

Right of First Offer

If our Controlling Stockholder, its affiliates or its permitted transferees, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors, III, LLC or 522 Fifth Avenue Fund, L.P. propose to sell their series A preferred stock or their series X preferred stock or if we decide to sell the assets or the stock of the Company or our subsidiaries, we will be required to deliver notice to MY/ZP Equity, LLC of the proposed transaction containing the terms of the proposed transfer. Following delivery of the notice, MY/ZP Equity, LLC will have the right to submit a proposal within 30 days of receipt of the notice to enter into the transaction in lieu of the third party. The right of first offer will expire upon the consummation of a qualified initial public offering and will not apply with respect to any such offering.

Tag Along Rights

Prior to the consummation of a qualified initial public offering, and subject to the agreement’s other transfer restrictions, if our Controlling Stockholder, Goode Chuy’s Direct Investors, LLC, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III, LLC and 522 Fifth Avenue Fund, L.P. proposes to transfer any of our capital stock held by such stockholder (other than to permitted transferees designated in the stockholders agreement), such transferor will be required to notify us and all other stockholders of the proposed transfer and the terms of the proposed transfer. Following delivery of such notice, stockholders will have the right to participate in such sale in accordance with their pro rata share (as calculated in the stockholders agreement). This right will expire upon the consummation of a qualified initial public offering and will not apply with respect to any such offering.

Drag Along Rights

If our Controlling Stockholder accepts an offer from any person (other than any of its affiliates or permitted transferees, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III, LLC or 522 Fifth Avenue Fund, L.P.) to effect the sale of all of our series A preferred stock and series X preferred stock, our Controlling Stockholder will have the right to cause all stockholders to participate in the sale. The drag along rights will expire upon the consummation of a qualified initial public offering and will not apply to any such offering.

Tag Along/Drag Along Proceeds

If the tag along/drag along provisions apply to a sale of our capital stock and the proceeds from the sale are equal to or greater than the original purchase price paid for common stock, $1.00 for series A preferred stock and series B preferred stock or $2.98 per share for series X preferred stock plus a 20% IRR and any accrued but unpaid dividends, then each stockholder selling stock will be entitled to receive per share a pro rata portion of all proceeds received from the sale. If the proceeds of a sale do not satisfy the requirements listed above, then the holders of our capital stock will be paid in a specified order and amount under the stockholders agreement. In the event the net proceeds are not sufficient to cover the original amounts paid for our common stock, the remaining net proceeds will be distributed pro rata among the holders of our common stock. If payment is to be made in the form of securities, and the payment will cause substantial burden or expense on us, our Controlling Stockholder may pay the fair market value of the securities to the stockholders. This provision will expire upon the consummation of a qualified initial public offering and will not apply with respect to any such offering.

Anti-takeover Provisions

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

■

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

■

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

■

on or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

■	any merger or consolidation involving the corporation and the interested stockholder;

■	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

■	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

■

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

■	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaw Provisions

Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our certificate of incorporation and bylaws:

■	provide that the authorized number of directors may be changed only by resolution of the board of directors;

■

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

■

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

■

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

■

provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer, the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors or holders of shares entitled to cast not less than 30% of the votes at the meeting; and

■

provide that stockholders will be permitted to amend our bylaws only upon receiving at least a majority of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

Transfer agent and registrar

The transfer agent and registrar for our common stock is     .

Listing

We intend to apply to have our shares of common stock approved for listing on              under the symbol “            .”

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facility

On May 24, 2011, our wholly owned subsidiary, Chuy’s Opco, Inc., entered into a $67.5 million senior credit facility with GCI Capital Markets LLC, as administrative agent and sole bookrunner, General Electric Capital Corporation, as syndication agent, and a syndicate of financial institutions and other entities with respect to a new senior secured credit facility. The senior secured credit facility provides for (a) a revolving credit facility, (b) a term A loan, (c) a delayed draw term B loan, and (d) an incremental term loan. Except for the incremental term loan, all borrowings under our senior secured credit facility bear interest at a variable rate based on the prime, federal funds or Libor rate plus an applicable margin based on our total leverage ratio. Interest is due at the end of each month if Chuy’s Opco, Inc. has selected to pay interest based on the Index Rate or at the end of each Libor period if Chuy’s Opco, Inc. has selected to pay interest based on the Libor rate. As of July 1, 2011, we had borrowings under only our term A loan and have elected a variable rate of interest based on Libor under our term A loan. Prior to that election, we paid a fixed rate of 10.0%. Following that election, our interest rate became 8.5%. As of July 1, 2012, provided our total leverage ratio falls below 2.0 to 1.0, our interest rate will be 7.0%.

The Revolving Credit Facility

The revolving credit facility allows Chuy’s Opco, Inc. to borrow up to $5.0 million including a $500,000 sublimit for letters of credit. The unpaid balance of the revolving credit facility must be paid by May 24, 2016 or sooner if an event of default occurs thereunder. At June 26, 2011, there are no borrowings under the revolving credit facility.

Term A Loan

The term A loan is a $52.5 million term loan facility, maturing in May 2016. Quarterly principal payments of $131,250 commence on December 31, 2011 with the entire unpaid balance due at maturity on May 24, 2016 or sooner if an event of default occurs thereunder.

Delayed Draw Term B Loan

The delayed draw term B loan is a $10.0 million term loan facility, which may be drawn upon after 30 days notice to the lenders prior to May 24, 2013. The entire unpaid balance of the delayed draw term B loan will be due on May 24, 2016 or sooner if an event of default occurs thereunder. At June 26, 2011, there are no delayed draw term B loans.

Incremental Term Loan

Chuy’s Opco, Inc. may request up to four incremental term loans of amounts of not more than $5.0 million, and in an increment of $5.0 million in excess thereof, but not to exceed $20.0 million in the aggregate for all such incremented term loans, which may be drawn upon after 30 days written notice to the agent and any lender agreeing to fund an incremental loan. In the event that any lenders fund any of the incremental term loans, the terms and provisions of each incremental term loan, including the interest rate, shall be determined by Chuy’s Opco, Inc. and the lenders, but in no event shall the terms and provisions of the applicable incremental term loan be more favorable to any lender providing any portion of such incremental term loan than the terms and provisions of the loans provided under the revolving credit facility, the term A loan and the delayed draw B loan. At June 26, 2011, there are no incremental term loans or requests for such loans.

Other Terms of Senior Secured Credit Facility

The senior secured credit facility is (i) jointly and severally guaranteed by us and each of our subsidiaries and any future subsidiaries that execute the senior secured credit facility as a guarantor and (ii) secured by a first priority lien on substantially all of our and our subsidiaries’ assets excluding any lease, license, contract or agreement in which a grant of a lien is prohibited.

Our senior secured credit facility requires us to comply with certain financial tests, including:

■

a maximum capital expenditures limitation per year, limiting our and our subsidiaries, on a consolidated basis, ability to make capital expenditures in an aggregate amount in excess of $18.5 million in 2011, $21.7 million in 2012, $23.8 million in 2013, $26.3 in 2014, $26.3 million in 2015 and $13.2 million in 2016; provided, however, that up to 50% of any unutilized portion of such capital expenditures, may be utilized in the immediately succeeding year;

■

a minimum fixed charge coverage ratio, requiring our subsidiaries and us to have, on a consolidated basis, a minimum fixed charge coverage ratio for the four quarters then ended June 30, 2011 of not less than 1.90:1.00, which ratio varies from 1.90:1.00 to 1.55:1.00 over the term of the loan;

■

A maximum total leverage ratio, requiring our subsidiaries and us, on a consolidated basis, to have a maximum total leverage ratio for the four quarters then ended of not more than 4.00:1.00 on June 30, 2011, which ratio varies from 4.00:1.00 to 2.25:1.00 over the term of the loan and

■

A maximum lease adjusted leverage ratio, requiring our subsidiaries and us, on a consolidated basis, to have a lease adjusted leverage ratio for the four quarters then ended on June 30, 2011 of not more than 5.50:1.00, which ratio varies from 5.50:1.00 to 4.25:1.00 over the term of the loan.

In addition, our senior secured credit facility contains negative covenants limiting, among other things, mergers and acquisitions; investments, loans and advances; employee loans and affiliate transactions; changes to capital structure and the business; additional guaranteed indebtedness, additional liens; the declaration or payment of dividends, except subsidiaries may declare and pay a dividend to us; and the sale of stock and assets. Our senior secured credit facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, defaults under other material debt, events of bankruptcy and insolvency, failure of any guaranty or security document supporting the senior secured credit facility to be in full force and effect, and a change of control of our business.

Our senior secured credit facility requires that if we issue stock in an initial public offering, we will have to make a mandatory prepayment under our term A loan in the amount sufficient to reduce our total leverage ratio (as defined in our new senior secured credit facility) to 2.00:1.00 and to pay the Libor funding breakage costs.

We used the following amounts of the net proceeds from our new senior secured credit facility as follows:

■

approximately $20.8 million to repay all outstanding loans and accrued and unpaid interest, servicing fees, commitment fees and letter of credit fees under our credit facility with Wells Fargo Capital Finance, Inc.;

■	approximately $10.1 million to repay the outstanding principal, interest and expenses under our credit facility with HBK Investments L.P.;

■	approximately $1.6 million to pay the expenses of the lenders; and

■	approximately $20.0 million to pay a dividend of $19.0 million to our preferred stockholders and other special bonus payments to members of Chuy’s Opco, Inc.’s management.

As of     , 2011, approximately $     million principal amount of loans were outstanding under our existing senior secured credit facility.

Note Payable to Founders

In conjunction with our acquisition by Goode Partners LLC, Chuy’s Opco, Inc. entered into a promissory note in the amount of $1.3 million in favor of Three Star Management, Ltd. The note bears interest at 15.00% per annum and requires principal and interest payments of $77,778 per month commencing on September 1, 2009 through maturity in November 2011, with initial payments allocated to accrued and unpaid interest.

Former Credit Facilities

In 2006, Chuy’s Opco, Inc. entered into a credit agreement with each of Wells Fargo Capital Finance, Inc. and HBK Investments L.P. as administrative agents to, among other things, finance the acquisition of the restaurants owned by Michael Young and John Zapp, pay the related fees and expenses of the acquisition and provide funds for the operation of Chuy’s Opco, Inc. These loans were repaid in their entirety using the proceeds from our new senior secured credit facility.

Wells Fargo Credit Facility

Our wholly owned subsidiary and its subsidiaries entered into two term loans, term loan A and a new unit term loan, each in the amount of $5.0 million. At Chuy’s Opco, Inc.’s request, and if certain requirements were met, the new unit term loan could be increased by up to $10.0 million. The term loan A bore interest at a variable rate based on the prime rate or the Libor rate plus an applicable margin. Our interest rate under the term loan A at March 27, 2011 was 8.0%. Principal payments of $62,500 and interest payments were due monthly under our term A loan and all unpaid principal and accrued and unpaid interest was due at maturity in November 2011. The new unit term loan bore interest at a variable rate based on the prime rate or the Libor rate plus an applicable margin. Our interest rate under the new unit term loan at March 27, 2011 was 8.75%. Interest payments under the new unit term loan were required to be paid monthly and all unpaid principal and accrued and unpaid interest was due at maturity in November 2011. The term loan A and the new unit term loan required the maintenance of a minimum EBITDA, a minimum fixed charge coverage ratio, a maximum leverage ratio and capital expenditure limitations and were guaranteed by us.

Under the same credit facility, our wholly owned subsidiary, Chuy’s Opco, Inc., and its subsidiaries entered into a revolving line of credit that provided for borrowings and letters of credit of up to $5.0 million through maturity in November 2011. Interest was payable monthly at the Libor rate plus 3.0%. On March 27, 2011, our interest rate was 8.0%. The revolving line of credit required the maintenance of a minimum EBITDA, a minimum fixed charge coverage ratio, a maximum leverage ratio and capital expenditure limitations and was guaranteed by us. Available borrowing capacity on the revolving line of credit on March 27, 2011 was $1.5 million.

HBK Credit Facility

Our wholly owned subsidiary, Chuy’s Opco, Inc., and each of its subsidiaries entered into a $10.0 million term loan facility with HBK Investments L.P. as administrative agent. This term loan bore interest at a variable rate based on the prime, federal funds or Libor rate plus an applicable margin. On December 26, 2010, our interest rate was 14%. Interest was due monthly, with all unpaid principal and accrued and unpaid interest due at maturity in November 2011. This loan required the maintenance of a minimum EBITDA, a minimum fixed charge coverage ratio, a maximum leverage ratio and a maximum of capital expenditures. It was secured by a second lien on substantially all of our assets and was guaranteed by us.

Other Financing Information

As of March 27, 2011, we had no financing transactions, arrangements or other relationships with any unconsolidated entities or related parties except with entities controlled by our founders Michael Young and John Zapp. Additionally, we had no financing arrangements involving synthetic leases or trading activities involving commodity contracts.

In the longer term, we will explore other options to raise capital, including but not limited to, renegotiating our senior credit facilities, public or private equity or other debt financing.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our shares of common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of     , 2011, upon completion of this offering,      shares of common stock will be outstanding, assuming no exercise of options. Only the      shares sold in this offering will be freely tradable unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Except as set forth below, the      remaining shares of common stock outstanding after this offering will be “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be subject to lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

■	no restricted shares will be eligible for immediate sale upon the closing of this offering;

■	shares will be eligible for sale after 90 days from the date of this prospectus;

■	shares will be eligible for sale upon expiration of the lock-up agreements 181 days after the date of this prospectus, assuming no extension pursuant to the lock-up agreements; and

■

the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, subject to any volume limitations applicable to their holders, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, under Rule 144 as currently in effect, a person or persons who is an affiliate, or whose shares are aggregated and who owns shares that were acquired from the issuer or an affiliate at least six months ago, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of our then outstanding common shares, which would be approximately      common shares immediately after this offering, or (ii) an amount equal to the average weekly reported volume of trading in our common shares on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

A person or persons whose common shares are aggregated, and who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale, may sell restricted securities in reliance on Rule 144(b)(1) without regard to the limitations described above, subject to our compliance with Exchange Act reporting obligations for at least three months before the sale, and provided that six months have expired since the date on which the same restricted securities were acquired from us or one of our affiliates, and provided further that such sales comply with the current public information provision of Rule 144 (until the securities have been held for one year). As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

Rule 701

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements. We will file registration statements on Form S-8 under the Securities Act to register common stock issuable under our equity incentive plans.

Lock-up agreements

We, our directors and executive officers, and substantially all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of the final prospectus, may not, without the prior written consent of the underwriters, (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our common shares (including, without limitation, common shares which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise. These lock-up restrictions may be extended in specified circumstances and are subject to exceptions specified in the lock-up agreements. See “Underwriting.”

Registration Rights

Upon the closing of this offering, the holders of      shares of common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act (except for shares held by affiliates) immediately upon the effectiveness of this registration. Any sales of securities by these stockholders could adversely affect the trading price of our shares of common stock. See “Description of Capital Stock—Registration rights.”

Equity Incentive Plan

We intend to file with the SEC registration statements under the Securities Act covering the shares of common stock subject to outstanding stock options granted under our equity incentive plans. The registration statements are expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statements will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations applicable to our affiliates and the lock-up agreements described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

General

The following is a discussion of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock by a non-U.S. holder, as defined below, that acquires our common stock pursuant to this offering. This discussion assumes that a non-U.S. holder will hold our common stock issued pursuant to this offering as a capital asset within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s individual circumstances. In addition, this discussion does not address (i) U.S. federal non-income tax laws, such as gift or estate tax laws, (ii) state, local or non-U.S. tax consequences, (iii) the special tax rules that may apply to certain investors, including, without limitation, banks, insurance companies, financial institutions, controlled foreign corporations, passive foreign investment companies, broker-dealers, grantor trusts, personal holding companies, taxpayers who have elected mark-to-market accounting, tax-exempt entities, regulated investment companies, real estate investment trusts, a partnership or other entity or arrangement classified as a partnership for United States federal income tax purposes or other pass-through entities, or an investor in such entities or arrangements, or U.S. expatriates or former long-term residents of the United States, (iv) the special tax rules that may apply to an investor that acquires, holds, or disposes of our common stock as part of a straddle, hedge, constructive sale, conversion or other integrated transaction, or (v) the impact, if any, of the alternative minimum tax.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations promulgated thereunder, judicial opinions, and published rulings of the Internal Revenue Service, or the IRS, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

As used in this discussion, the term “U.S. person” means a person that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity taxed as a corporation) created or organized (or treated as created or organized) in the United States or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. person.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes or a partner in such partnership should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the acquisition, ownership and disposition of our common stock.

THIS DISCUSSION IS ONLY A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL ESTATE AND GIFT TAX LAWS, AND ANY APPLICABLE TAX TREATY.

Income Tax Consequences of an Investment in Common Stock

Distributions on Common Stock

If we pay cash or distribute property to holders of shares of common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain from the sale or exchange of the common stock and will be treated as described under “—Gain or Loss on Sale, Exchange or Other Taxable Disposition of Common Stock” below.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder that wishes to claim the benefit of an applicable tax treaty withholding rate generally will be required to (i) complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a U.S. person and is eligible for the benefits of the applicable tax treaty or (ii) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury Regulations. These forms may need to be periodically updated.

A non-U.S. holder eligible for a reduced rate of withholding of U.S. federal income tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number).

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, are subject to U.S. federal income tax on a net income basis at the U.S. federal income tax rates generally applicable to a U.S. holder and are not subject to withholding of U.S. federal income tax, provided that the non-U.S. holder establishes an exemption from such withholding by complying with certain certification and disclosure requirements. Any such effectively connected dividends (and, if required, dividends attributable to a U.S. permanent establishment or fixed base) received by a non-U.S. holder that is treated as a foreign corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain or Loss on Sale, Exchange or Other Taxable Disposition of Common Stock

Any gain recognized by a non-U.S. holder on a sale or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax, unless:

(i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder),

(ii) the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, or

(iii) we are or have been a United States real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held the common stock, and, in the case where the shares of our common stock are regularly traded on an established securities market, the non-U.S. holder holds or held (at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period) more than 5% of our common stock. A corporation generally is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We do not believe that we currently are a USRPHC, and do not expect to become a USRPHC.

Any gain recognized by a non-U.S. holder that is described in clause (i) or (iii) of the preceding paragraph generally will be subject to tax at the U.S. federal income tax rates generally applicable to a U.S. person, and the non-U.S. holder will generally be required to file a U.S. tax return. Such Non-U.S. holders are urged to consult their tax advisors regarding the possible application of these rules. Any gain of a corporate non-U.S. holder that is described in clause (i) above may also be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder that is described in clause (ii) of such paragraph generally will be subject to a flat 30% tax (or a lower applicable tax treaty rate) on the U.S. source capital gain derived from the disposition, which may be offset by U.S. source capital losses during the taxable year of the disposition.

Information Reporting and Backup Withholding

We generally must report annually to the IRS and to each non-U.S. holder of our common stock the amount of dividends paid to such holder on our common stock and the tax, if any, withheld with respect to those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement. Information reporting also is generally required with respect to the proceeds from sales and other dispositions of our common stock to or through the U.S. office (and in certain cases, the foreign office) of a broker.

Under some circumstances, U.S. Treasury Regulations require backup withholding of U.S. federal income tax, currently at a rate of 28%, on reportable payments with respect to our common stock. A non-U.S. holder generally may eliminate the requirement for information reporting (other than in respect to dividends, as described above) and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a holder is a U.S. person.

Backup withholding is not a tax. Rather, the amount of any backup withholding will be allowed as a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such non-U.S. holder to a refund, provided that certain required information is timely furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

Recent Legislation

The recently enacted Hiring Incentives to Restore Employment Act (the “HIRE Act”), which was signed into law on March 18, 2010, modifies some of the rules described above, including with respect to certification requirements and information reporting, for certain stock held through a “foreign financial institution” or “non-financial foreign entity.” In the event of non-compliance with those revised requirements, a 30% U.S. withholding tax could be imposed on payments of dividends and sale proceeds in respect of our Common Stock made after December 31, 2012. Congress delegated broad authority to the U.S. Treasury Department to promulgate regulations to implement the new withholding and reporting regime. It cannot be predicted whether or how any regulations promulgated by the U.S. Treasury Department pursuant to this broad delegation of regulatory authority will affect holders of our stock. Prospective investors are urged to consult their own tax advisors regarding the HIRE Act and legislative proposals that may be relevant to their investment in our stock.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement to be dated on or about                     , 2011, between us, the selling stockholders and Jefferies & Company, Inc. and Robert W. Baird & Co. Incorporated as underwriters, we and the selling stockholders have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us and the selling shareholders, the number of shares of common stock indicated in the table below:

UNDERWRITER	NUMBER OF SHARES
Jefferies & Company, Inc.	$
Robert W. Baird & Co. Incorporated

Total	$

Jefferies & Company, Inc. and Robert W. Baird & Co. Incorporated are acting as joint book-running managers of this offering and as representatives of the underwriters named above.

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling stockholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that they currently intend to make a market in our common stock. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for our common stock.

The underwriters are offering the common stock subject to their acceptance of the stock from us and the selling stockholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $             per share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the initial public offering price, the underwriting discounts and commissions that we and the selling stockholders are to pay the underwriters and the proceeds, before expenses, to us and the selling stockholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
Proceeds to the selling stockholders, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            . We are paying all such expenses of this offering. The selling stockholders will not pay any expenses of this offering, other than underwriting discounts and commissions.

Determination of Offering Price

Prior to the offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We intend to apply to have our common stock approved for listing on                      under the trading symbol “            .”

Option to Purchase Additional Shares

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of            additional shares from the selling stockholders at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth in the table above.

No Sales of Similar Securities

We, our officers, directors and holders of substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

■

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended; or

■

otherwise dispose of any common stock, options or warrants to acquire common stock, or securities exchangeable or exercisable for or convertible into common stock currently or hereafter owned either of record or beneficially; or

■

publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc. and Robert W. Baird & Co. Incorporated.

This restriction terminates after the close of trading of the common stock on and including the 180 days after the date of this prospectus. However, subject to certain exceptions, in the event that either:

■	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

■	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period;

then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. and Robert W. Baird & Co. Incorporated waive, in writing, such an extension.

Jefferies & Company, Inc. and Robert W. Baird & Co. Incorporated may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of our stock prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. A syndicate covering transaction is the bid for or the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, the selling stockholders nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to            shares of common stock offered by this prospectus for sale to our directors, officers, employees, business associates and related persons. Reserved shares purchased by our directors and officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), in connection with sales of the directed shares.

Affiliations

The underwriter and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and certain of its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The underwriters and certain of their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than 43,000,000 and (3) an annual net turnover of more than 50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

(a) it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State, other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) to persons who are investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Disclosure of the Securities and Exchange Commission’s Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

Jones Day, Dallas, Texas, will pass upon the validity of our shares of common stock offered by this prospectus. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements included in this prospectus have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report. Such financial statements have been included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of these materials may be obtained from those offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

Upon completion of this offering, we will be required and we intend to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. To comply with these requirements, we will file periodic reports, proxy statements and other information with the SEC. In addition, we intend to make available on or through our Internet website www.chuys.com our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Chuy’s Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Chuy’s Holdings, Inc. and subsidiaries as of December 27, 2009 and December 26, 2010, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 26, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chuy’s Holdings, Inc. and subsidiaries as of December 27, 2009 and December 26, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 26, 2010 in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Dallas, Texas

August 5, 2011

CHUY’S HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

For Years Ended December 27, 2009 and December 26, 2010

(In thousands, except share and per share data)

ASSETS	2009	2010
CURRENT ASSETS:
Cash and cash equivalents	$2,062	$3,337
Accounts receivable	215	403
Note receivable	111	115
Lease incentives receivable	1,074	4,036
Inventories	306	413
Prepaid expenses and other current assets	911	954

Total current assets	4,679	9,258

Property and equipment, net	18,499	32,113
Other assets and intangible assets, net	1,017	1,302
Tradename	21,900	21,900
Goodwill	24,069	24,069

Total assets	$70,164	$88,642

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$1,660	$1,878
Accrued liabilities	4,388	5,018
Deferred tax liability	57	44
Deferred lease incentives	159	350
Current maturities of long-term debt	1,232	1,107

Total current liabilities	7,496	8,397

Deferred tax liability, less current portion	228	1,459
Accrued deferred rent	113	237
Deferred lease incentives, less current portion	1,725	7,956
Long-term debt, less current maturities	28,682	29,625

Total liabilities	38,244	47,674

Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value; 32,601,462 shares authorized; issued and outstanding, 372,166 and 468,416 shares at December 27,2009 and December 26, 2010	4	5
Convertible preferred stock, $0.01 par value; 29,398,538 shares authorized; issued and outstanding, 27,722,222 and 29,398,538 shares at December 27, 2009 and December 26, 2010, liquidation preference of $27,722 and $33,339 at December 27, 2009 and December 26, 2010	277	294
Paid-in capital	30,205	35,944
Retained earnings	1,434	4,725

Total stockholders’ equity	31,920	40,968

Total liabilities and stockholders’ equity	$70,164	$88,642

See Notes to Consolidated Financial Statements.

CHUY’S HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Income

For Years Ended December 28, 2008, December 27, 2009, December 26, 2010

(In thousands, except share and per share data)

	2008	2009	2010
Revenue	$51,868	$69,394	$94,908
Operating expenses:
Cost of sales	15,833	20,120	28,096
Labor	14,956	21,186	30,394
Operating	6,587	8,558	11,822
Occupancy	3,248	4,314	5,654
General and administrative	6,342	4,617	5,293
Marketing	389	533	655
Restaurant pre-opening	867	1,673	1,959
Depreciation and amortization	785	1,549	2,732

Total costs and expenses	49,007	62,550	86,605

Income from operations	2,861	6,844	8,303
Interest expense	2,823	3,114	3,584

Income before income taxes	38	3,730	4,719
Income tax (benefit) expense	(113)	1,077	1,428

Net Income	$151	$2,653	$3,291

Net earnings (loss) per share - basic	$0.01	$0.09	$(6.23)

Net earnings (loss) per share - diluted	$0.01	$0.09	$(6.23)

Weighted-average shares outstanding - basic	280,000	348,178	373,484

Weighted-average shares outstanding - diluted	28,847,589	29,346,847	373,484

See Notes to Consolidated Financial Statements.

CHUY’S HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

For Years Ended December 28, 2008, December 27, 2009, December 26, 2010

(In thousands, except share data)

	COMMON STOCK		CONVERTIBLE PREFERRED STOCK		PAID-IN CAPITAL	(ACCUMULATED DEFICIT) RETAINED EARNINGS	TOTAL
	SHARES	AMOUNT	SHARES	AMOUNT
Balance, December 28, 2007	—	$—	27,722,222	$277	$28,438	$(1,370)	$27,345
Stock-based compensation	—	—	—	—	192	—	192
Sale of stock	280,000	3	—	—	277	—	280
Deferred compensation contributed by stockholders	—	—	—	—	722	—	722
Net income	—	—	—	—	—	151	151

Balance, December 28, 2008	280,000	3	27,722,222	277	29,629	(1,219)	28,690
Stock-based compensation	—	—	—	—	235	—	235
Sale of stock	92,166	1	—	—	199	—	200
Deferred compensation contributed by stockholders	—	—	—	—	142	—	142
Net income	—	—	—	—	—	2,653	2,653

Balance, December 27, 2009	372,166	4	27,722,222	277	30,205	1,434	31,920
Stock-based compensation		—		—	310	—	310
Sale of stock	96,250	1	1,676,316	17	5,333	—	5,351
Deferred compensation contributed by stockholders	—	—	—	—	96	—	96
Net income	—	—	—	—	—	3,291	3,291

Balance, December 26, 2010	468,416	$5	29,398,538	$294	$35,944	$4,725	$40,968

See Notes to Consolidated Financial Statements.

CHUY’S HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For Years Ended December 28, 2008, December 27, 2009, December 26, 2010

(In thousands)

	2008	2009	2010
Cash flows from operating activities:
Net income	$151	$2,653	$3,291
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	785	1,549	2,732
Amortization of loan origination costs	179	188	188
Stock-based compensation	192	235	310
Deferred compensation contributed by stockholder	722	142	96
Loss on disposal of equipment	—	13	51
Accretion of deferred lease incentives	—	(44)	(241)
Deferred income taxes	(271)	882	1,218
Changes in operating assets and liabilities:
Accounts receivable	(212)	135	(188)
Lease incentives receivable	—	(1,074)	(2,962)
Lease origination costs	(159)	(178)	(227)
Inventories	(59)	(100)	(107)
Prepaid expenses and other current assets	(203)	(312)	(43)
Accounts payable	1,073	152	217
Accrued liabilities	992	850	754
Deferred lease incentives	—	1,928	6,663
Deferred compensation	(79)	(727)	—

Net cash provided by operating activities	3,111	6,292	11,752

Cash flows from investing activities:
Acquisition of property and equipment	(6,029)	(11,613)	(16,370)
Acquisition of other assets	(157)	(183)	(272)
Net activity on note receivable	(101)	(10)	(4)
Payment of contingent purchase price	—	(3,782)	—

Net cash used in investing activities	(6,287)	(15,588)	(16,646)

Cash flows from financing activities:
Payments on long-term debt	(1,750)	(750)	(1,232)
Borrowings on long-term debt	5,400	9,300	1,300
Capital contributions	280	200	5,351
Net borrowings under revolving line of credit	200	1,000	750
Loan origination costs	(100)	—	—

Net cash provided by financing activities	4,030	9,750	6,169

Net increase in cash and cash equivalents	854	454	1,275
Cash and cash equivalents, beginning of year	754	1,608	2,062

Cash and cash equivalents, end of year	$1,608	$2,062	$3,337

Supplemental cash flow disclosures:
Interest paid	$2,134	$2,825	$3,700

Income taxes paid	$151	$147	$197

See Notes to Consolidated Financial Statements.

CHUY’S HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Tabular amounts in thousands, except share and per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Chuy’s Holdings, Inc. (the “Company”), a Delaware corporation, through its wholly owned subsidiary, Chuy’s Opco, Inc., owns and operates restaurants in Texas and the Southeastern United States. All of the Company’s restaurants operate under the name Chuy’s. The Company had 17 and 23 restaurants, as of December 27, 2009 and December 26, 2010, respectively. The Company was contractually committed to lease five restaurants that had not yet opened as of December 26, 2010.

Chuy’s was founded in Austin, Texas in 1982 by Michael Young and John Zapp, (the “Founders”) and, prior to 2006, operated as Chuy’s Comida Deluxe, Inc. The Company was incorporated and acquired Chuy’s in November 2006. Goode Chuy’s Holdings, LLC, an affiliate of Goode Partners LLC (the “Sponsor”), is the controlling stockholder.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Fiscal Year

The Company utilizes a 52- or 53-week fiscal year that ends on the last Sunday of the calendar year. The fiscal years ended December 28, 2008, December 27, 2009 and December 26, 2010 each had 52 weeks.

Accounting Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. These estimates are based on historical experience and various assumptions believed to be reasonable under the circumstances at the time. Significant items subject to such estimates include property and equipment, goodwill and indefinite life intangibles. Actual results could differ from estimates.

Cash and Cash Equivalents

The Company considers all cash and short-term investments with original maturities of three months or less as cash equivalents. Amounts receivable from credit card processors are considered cash equivalents because they are both short in term and highly liquid in nature, and are typically converted to cash within three business days of the sales transaction.

Lease Incentives Receivable

Lease incentives receivable consist of receivables from landlords provided for under the lease agreements to finance leasehold improvements. Lease incentives are accreted on a straight-line basis over the life of the lease.

Inventories

Inventories consist of food, beverage, and merchandise and are stated at the lower of cost (first-in, first-out method) or market.

Restaurant Pre-opening Costs

Restaurant pre-opening costs consist primarily of manager salaries, relocation costs, supplies, recruiting expenses, travel and lodging, pre-opening activities, employee payroll and related training costs for employees at the new location. The Company expenses such pre-opening costs as incurred. Pre-opening costs also include rent recorded during the period between date of possession and the restaurant opening date.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Equipment consists primarily of restaurant equipment, furniture and fixtures. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset. Expenditures for major additions and improvements are capitalized. Leasehold improvements are capitalized and amortized using the straight-line method over the shorter of the lease term, including option periods that are reasonably assured of renewal, or the estimated useful life of the asset.

The estimated useful lives of assets are as follows:

Leasehold improvements	5 to 20 years
Furniture, fixtures, and equipment	3 to 7 years

Leases

The Company leases land and/or buildings for its corporate office and all of its restaurants under various long-term operating lease agreements. The Company accounts for leases in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 840, Leases. The Company uses a lease life that begins on the date that the Company takes possession under the lease, including the pre-opening period during construction, when in many cases the Company is not making rent payments (rent holiday).

Certain of the Company’s operating leases contain predetermined fixed escalations of the minimum rent during the original term of the lease. For these leases and those with a rent holiday, the Company recognizes the related rent expense on a straight-line basis over the lease term and records the difference between the amounts charged to operations and amounts paid, as accrued deferred rent.

In addition, certain of the Company’s operating leases contain clauses that provide for additional contingent rent based on a percentage of sales greater than certain specified target amounts. The Company recognizes contingent rent expense prior to the achievement of the specified target that triggers the contingent rent, provided achievement of the target is considered probable.

Leasehold improvements financed by the landlord through lease incentive allowances are capitalized with the lease incentive allowances recorded as deferred lease incentives. Deferred lease incentives are accreted on a straight-line basis over the lesser of the life of the asset or the lease term, including option periods which are reasonably assured of renewal (the same useful life used to determine the amortization of leasehold improvements) and are recorded as a reduction of occupancy expense.

Other Assets and Intangible Assets

Other assets and intangible assets include liquor licenses, smallwares, lease acquisition costs and loan origination costs, and are stated at cost, less amortization. At the opening of a new restaurant, the initial purchase of smallwares is recorded as other assets. This balance is not amortized. Subsequent purchases of smallwares are expensed as incurred.

Goodwill

Goodwill represents the excess of cost over the fair value of assets of the businesses acquired. Goodwill is not amortized, but is subject to annual impairment tests in accordance to FASB ASC 350, Intangibles – Goodwill and Other. The Company performs tests to assess potential impairments on the first day of the fourth quarter or during the year if an event or other circumstance indicates that goodwill may be impaired. The assessment is performed at the operating unit level, which is the individual restaurant. In the first step of the review process, the estimated fair value of the restaurant is compared to its carrying value, including goodwill. If the estimated fair value of the restaurant exceeds its carrying amount, no further analysis is needed. If the estimated fair value of the restaurant is less than its carrying amount, the second step of the process requires the calculation of the implied fair value of goodwill by allocating the estimated fair value of the restaurant to all the assets and liabilities of the restaurant as if it had been acquired in a business combination. If the carrying value of the goodwill associated with the restaurant exceeds the implied fair value of the goodwill, an impairment loss and a reduction in goodwill associated with the restaurant is recognized for that excess amount.

The valuation approach used to determine fair value is subject to key judgments and assumptions that are sensitive to change such as; revenue growth rates, operating margins, weighted average cost of capital and comparable company and acquisition market multiples. In estimating the fair value using the discounted cash flows or the capitalization of earnings method, the Company considers the period of time the restaurant has been open, the trend of the operations over such period, expectations of future sales growth and terminal value. Assumptions about important factors such as trend of future operations and sales growth are limited to those that are supportable based upon the plans for the restaurant and actual results at comparable restaurants. When developing these key judgments and assumptions, the Company considers economic, operational and market conditions that could impact the fair value. The judgments and assumptions used are consistent with what management believes hypothetical market participants would use.

Impairment of Long-lived Assets

The Company reviews long-lived assets, such as property and equipment and intangibles, subject to amortization, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable. In determining the recoverability of the asset value, an analysis is performed at the individual restaurant level and primarily includes an assessment of historical cash flows and other relevant factors and circumstances. Negative restaurant-level cash flow over the previous 12-month period in a comparable location (a restaurant that has been operating for more than 18 months) is considered a potential impairment indicator. In such situations, the Company evaluates future cash flow projections in conjunction with qualitative factors and future operating plans. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the restaurant to the estimated undiscounted cash flow expected to be generated by the restaurant. If the carrying amount of the restaurant exceeds the estimated future cash flow, an impairment charge is recognized by the amount by which the carrying amount exceeds the fair value.

The Company’s impairment assessment process requires the use of estimates and assumptions regarding future cash flows and operating outcomes, which are based upon a significant degree of management judgment. The Company assesses the performance of restaurants and monitors the need for future impairment. Changes in economic environment, real estate markets, capital spending and overall operating performance could impact these estimates and result in future impairment charges.

Indefinite Life Intangibles

Intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized because there is no foreseeable limit to the cash flows generated by the intangible asset, and have no legal, contractual, regulatory, economic or competitive limiting factors.

The annual impairment evaluation for indefinite life intangible assets includes a comparison of the asset’s carrying value to the asset’s fair value. When the carrying value exceeds fair value, an impairment charge is recorded for the amount of the difference. The Company also annually evaluates intangible assets that are not being amortized to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is determined to have a finite useful life, the asset will be amortized prospectively over the estimated remaining useful life and accounted for in the same manner as intangible assets subject to amortization.

Estimated Fair Value of Financial Instruments

The Company has adopted FASB ASC 820, Fair Value Measurements and Disclosures the authoritative guidance on fair value measurements and disclosures for financial assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. Although the adoption of this guidance has not materially impacted its financial position and results of operations, the Company is now required to provide additional disclosures as part of its financial statements. The guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

■	Level 1—inputs are quoted prices in active markets for identical assets or liabilities.

■	Level 2—inputs are observable for the asset or liability, either directly or indirectly, including quoted prices in active markets for similar assets or liabilities.

■	Level 3—inputs are unobservable and reflect our own assumptions.

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable at December 27, 2009 and December 26, 2010, approximate their fair value due to the short-term maturities of these financial instruments. The carrying amount of the Company’s variable rate long-term debt was $29,914,000 and $30,732,000 at December 27, 2009 and December 26, 2010, respectively. The fair value of the Company’s variable rate long-term debt was $30,985,000 and $31,235,000 at December 27, 2009 and December 26, 2010, respectively, which was higher than carrying value due to an element of the long-term debt having an interest rate component that was higher than the current interest rate. The debt was retired in May 2011 at carrying value.

Loan Origination Costs

Loan origination costs are capitalized and amortized over the term of the related debt agreement as interest expense, using the effective interest method.

Revenue Recognition

Revenue from restaurant operations (food, beverage and alcohol sales) and merchandise sales are recognized upon payment by the customer at the time of sale. Revenues are reflected net of sales tax and certain discounts and allowances.

The Company records a liability upon the sale of gift cards and recognizes revenue upon redemption by the customer. Breakage is recognized on unredeemed gift cards based upon historical redemption patterns when the Company determines the likelihood of redemption of the gift card by the customer is remote and there is no legal obligation to remit the value of unredeemed gift cards to the relevant jurisdiction. The Company recorded gift card breakage of immaterial amounts for the years ended December 28, 2008, December 27, 2009 and December 26, 2010. These amounts were reported within the General and administrative caption of the consolidated statements of income.

Marketing

The Company expenses the printing of menus and other promotional materials as incurred, the cost of community service and sponsorship activities are expensed on the expected timing of those events. Advertising costs are minimal and are expensed as incurred. Marketing expense was $389,000, $533,000 and $655,000 for the years ended December 28, 2008, December 27, 2009 and December 26, 2010, respectively.

Stock-Based Compensation

The Company maintains an equity incentive plan under which it grants non-qualified stock options to purchase common stock. Options are granted with exercise prices equal to at least the fair value of the Company’s common stock at the date of grant. The fair value of stock options at the date of grant is recognized on a straight-line basis as compensation expense over the period that an employee provides service in exchange for the award, typically the vesting period. These options vest and become exercisable once the time-based vesting period lapses. Under the employment agreement with the Chief Executive Officer, all of his options would immediately vest upon a change in control.

Income Tax Matters

Income tax provisions are comprised of federal and state taxes currently due, plus deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recognized when management considers the realization of those assets in future periods to be more likely than not. Future taxable income, adjustments in temporary differences, available carryforward periods and changes in tax laws could affect these estimates.

Earnings per Share

Basic earnings per share is computed using the two-class method by dividing net income available to common stockholders less undistributed earnings to participating interest by the weighted-average number of shares of common stock outstanding during the reporting period. The diluted earnings per share calculations include the dilutive effect of convertible preferred stock outstanding and the weighted-average stock options outstanding.

Segment Reporting

As of December 26, 2010, the Company operated 23 Chuy’s restaurants each as a single operating segment. The Company operates full-service, Mexican food restaurants, within the casual dining segment of the restaurant industry, providing similar products to similar customers. The food is prepared and served in the same manner at all of the Company’s locations. The restaurants also possess similar pricing structures, resulting in similar long-term expected financial performance characteristics. FASB ASC 280, Segment Reporting allows the aggregation of operating segments into a reporting segment if the businesses are similar. Under that guidance, the Company considers the restaurants as similar and has aggregated them into a single reportable segment.

Revenue from customers is derived principally from food and beverage sales and the Company does not rely on any major customers as a source of revenue.

Recent Accounting Pronouncements

The FASB updated ASC 810, Consolidation, with amendments to improve financial reporting by enterprises involved with variable interest entities. These amendments require an enterprise to perform an analysis to determine whether the enterprise’s variable interests give it a controlling financial interest in a variable interest entity. The effective date for this guidance was the beginning of a reporting entity’s first annual reporting period that began after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company has adopted this guidance and it had no effect on its consolidated financial statements.

The FASB also updated ASC 855, Subsequent Events, to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was effective for interim and annual financial periods ending after June 15, 2009. Adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In April 2011, the FASB issued new guidance to achieve common fair value measurement and disclosure requirements. This new guidance amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. The new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The Company does not believe the adoption of the new guidance will have an impact on its consolidated financial position, results of operations or cash flows.

2. EARNINGS PER SHARE

The number of shares and earnings per share data (“EPS”) for all periods presented are based on the historical weighted-average shares of common stock outstanding. EPS is computed using the two-class method. The two-class method determines EPS for common stock and participating securities according to dividends and dividend equivalents and their respective participation rights in undistributed earnings. Basic EPS of common stock is computed by dividing net income (loss), less the undistributed earnings allocated to participating interest, by the weighted-average number of shares of common stock outstanding for the period. Due to the issuance of the series X preferred stock in 2010, the basic EPS of common stock is computed by dividing net income (loss), less undistributed earnings allocated to participating interest and less the original investment of $5.0 million in series X preferred stock and annualized 20.0% preferred return, by the weighted-average number of shares of common stock outstanding for the period. The original investment in series X preferred stock and the 20.0% preferred return must be paid to series X preferred stock holders prior to any payment of dividends to the common stockholders.

Diluted EPS of common stock is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential shares of common stock outstanding during the period using the treasury stock method for dilutive options and warrants and the if converted method for dilutive convertible preferred stock. The numerator is net income less the preferred return on the series X preferred stock. The series X preferred stock is anti-dilutive. Options to purchase 138,000, 138,000 and 0 shares of common stock, for the years ended December 28, 2008, December 27, 2009 and December 26, 2010, respectively, were outstanding but not included in the computation of diluted net EPS because their inclusion would have an anti-dilutive effect.

The computation of basic and diluted earnings per share is as follows:

	2008	2009	2010
BASIC
Numerator:
Net income	$151	$2,653	$3,291
Less preferred return on series X preferred stock	—	—	5,617
Less undistributed earnings allocated to participating interests	149	2,620	—

Net income (loss) available to common stockholders	$2	$33	$(2,326)

Denominator:
Weighted-average shares outstanding	280,000	348,178	373,484

Basic earnings (loss) per share	$0.01	$0.09	$(6.23)

DILUTED
Numerator:
Net income	$151	$2,653	$3,291
Less preferred return on series X preferred stock	—	—	5,617

Net income (loss) available to common stockholders	$151	$2,653	$(2,326)

Denominator:
Weighted-average shares outstanding	280,000	348,178	373,484
Dilutive effect of preferred stock	27,722,222	27,722,222	—
Dilutive effect of stock options	845,366	1,276,447	—

Weighted-average diluted shares	28,847,588	29,346,847	373,484

Diluted earnings (loss) per share	$0.01	$0.09	$(6.23)

3. CONVERTIBLE PREFERRED STOCK

As of December 26, 2010, the Company had issued three series of convertible preferred stock. A schedule of convertible preferred stock is as follows:

	AUTHORIZED, ISSUED AND OUTSTANDING	DATE OF ISSUANCE	CONVERSION TO COMMON STOCK
Series A, par value $.01	25,000,000	November 2006	1:1
Series B, par value $.01	2,722,222	November 2006	1:1
Series X, par value $.01	1,676,316	May 2010	1:1

Total convertible preferred stock	29,398,538

There are no mandatory dividends on the convertible preferred stock.

Each share of preferred stock is convertible at the option of the holder, at any time, without the payment of additional consideration into one share of common stock.

Immediately before any underwritten offering pursuant to an effective registration statement resulting in at least $25.0 million in net proceeds to the Company, each share of convertible preferred stock will be converted on a mandatory basis into one share of common stock. However, in the event that the fair market value of the series X convertible preferred stock, as determined by the board of directors of the Company, is less than the required liquidation preference, the Company will redeem those shares by making cash payments to those stockholders to satisfy the liquidation preference.

In the event of liquidation, stockholders would receive distributions in the following sequence:

(a)	Series X preferred stockholders would receive their original investment plus an annualized return of 20%, which would have been $617,000 at December 26, 2010, then

(b)	Series A preferred stockholders would receive their original investment, then,

(c)	Series B preferred stockholders would receive their original investment, then,

(d)	Common stockholders would then participate with preferred stockholders on an as-converted basis to receive any remaining distributions.

4. PROPERTY AND EQUIPMENT

The major classes of property and equipment at December 27, 2009 and December 26, 2010 are summarized as follows:

	2009	2010
Buildings and leasehold improvements	$11,437	$20,703
Furniture, fixtures and equipment	8,511	13,645
Construction in progress	1,229	3,055

	21,177	37,403

Less accumulated depreciation and amortization	(2,678)	(5,290)

Total property and equipment, net	$18,499	$32,113

Depreciation and amortization expense was $695,000, $1,535,000 and $2,706,000 for the years ended December 28, 2008, December 27, 2009 and December 26, 2010, respectively.

5. GOODWILL AND OTHER INTANGIBLE ASSETS

The major classes of goodwill and other intangibles along with related accumulated amortization at December 27, 2009 and December 26, 2010 are summarized as follows:

	AVERAGE LIFE AT DECEMBER 26, 2010 (YEARS)	2009			2010
		GROSS AMOUNT	ACCUMULATED AMORTIZATION	NET AMOUNT	GROSS AMOUNT	ACCUMULATED AMORTIZATION	NET AMOUNT
Other assets and intangible assets, net
Liquor License		$—	$—	$—	$35	$—	$35
Smallwares		340	—	340	577	—	577
Loan origination cost	0.9	898	(553)	345	898	(741)	157
Lease acquisition cost	12.0	349	(17)	332	576	(43)	533

Total other assets and intangible assets, net		$1,587	(570)	1,017	$2,086	(784)	$1,302

Tradename		$21,900	$—	$21,900	$21,900	$—	$21,900

Goodwill		$24,069	$—	$24,069	$24,069	$—	$24,069

Amortization expense was $269,000, $202,000 and $214,000 for the years ended December 28, 2008, December 27, 2009 and December 26, 2010, respectively.

The Company’s estimated amortization expense for the following fiscal years is as follows:

	LOAN ORIGINATION COSTS	LEASE ACQUISITION COSTS	TOTAL
2011	$157	$38	$195
2012	—	42	$42
2013	—	42	$42
2014	—	42	$42
2015	—	42	$42
Thereafter	—	327	$327

Total	$157	$533	$690

6. LONG-TERM DEBT

Long-term debt at December 29, 2009 and December 26, 2010, consists of the following:

	2009	2010
Wells Fargo Term A Loan	$3,437	$2,687
Wells Fargo New Unit Term Loan	13,700	15,000
Wells Fargo Working capital revolving line of credit	1,500	2,250
HBK Term B Loan	10,000	10,000
Note payable-related party	1,277	795

	29,914	30,732
Less current maturities	(1,232)	(1,107)

Total long term debt, less current maturities	$28,682	$29,625

In November 2006, the Company, entered into a credit agreement with each of Wells Fargo Capital Finance, Inc. and HBK Investments, L.P. as administrative agents to, among other things, finance the acquisition of the restaurants owned by the Company’s Founders, pay the related fees and expenses of the acquisition, and provide funds for the operation of the Company. The aforementioned credit facilities were paid off in May 2011 under the New Senior Secured Credit Facility as discussed below. Consequently, even though the aforementioned loans had maturity dates in 2011, the debt is classified as long-term.

Wells Fargo Credit Facility

Pursuant to the 2006 credit agreement, the Company entered into two term loans, Term A Loan in the amount of $5.0 million, and a New Unit Term Loan, in the amount of $15.0 million.

(a)	The Term A Loan bore interest at a variable rate based on the prime rate or the London Interbank Offered Rate (“Libor”) plus an applicable margin. On December 26, 2010, the Term A Loan consisted of two notes, one bearing interest at the base rate plus prime (8.25%) and one bearing interest of the Libor plus applicable margin (8.0%).

(b)	The New Unit Term Loan bore interest at a variable rate based on the prime rate or the Libor plus an applicable margin. On December 26, 2010, the New Unit Term Loan bore interest at Libor plus an applicable margin (8.75%). In addition, the Company paid an annual commitment fee of 0.5% on the unused portion of the New Unit Term Loan.

(c)

Under the same credit facility, the Company entered into a Working Capital Revolving Line of Credit, to provide for borrowings and letters of credit of up to $5.0 million through maturity in November 2011. The Working Capital Revolving Line of Credit bore interest at a variable rate based on the prime rate or the Libor plus an applicable margin. In addition, the Company paid an annual commitment fee of 0.5% on the unused portion of the Working Capital Revolving Line of Credit. On December 26, 2010, the Working Capital Revolving Line of Credit consisted of two loans, one bearing the base rate plus applicable margin (8.25%) and the other line of credit bore Libor plus applicable margin (8.0%). The availability of the Working Capital Revolving Line of Credit was reduced by any borrowings and any outstanding letters of credit. The Company’s availability on the Working Capital Revolving Line of Credit was $1,750,000 at December 26, 2010.

(d)	The Company had outstanding letters of credit of $2.1 million and $1.0 million on December 27, 2009 and December 26, 2010, respectively, issued by the bank for which it was contingently liable.

HBK Credit Facility

The Company also entered into a $10.0 million Term B Loan facility with HBK Investments, L.P. as administrative agent. This note bore interest at the greater of the base rate plus applicable margin or Libor plus applicable margin. On December 26, 2010, the Term B Loan interest rate was the Libor plus applicable margin (14.0%).

Note Payable—Related Party

The unsecured note payable to the related party bears interest at 15.0% per annum and requires principal and interest payments of approximately $78,000 per month commencing on September 1, 2009 through maturity in November 2011.

New Senior Secured Credit Facility

On May 24, 2011, the Company entered into a $67.5 million senior credit facility with GCI Capital Markets LLC, as administrative agent and sole book runner, General Electric Capital Corporation, as syndication agent, and a syndicate of financial institutions and other entities with respect to a new senior secured credit facility.

The Company used the proceeds for the senior secured credit facility as follows:

(a)	approximately $20.8 million to repay all outstanding loans and accrued and unpaid interest, servicing fees, commitment fees and letter of credit fees under our credit facility with Wells Fargo Capital Finance, Inc.

(b)	approximately $10.1 million to repay the outstanding principal, interest, and expenses under our credit facility with HBK investments L.P.;

(c)	approximately $1.6 million to pay the expenses of the lenders; and

(d)	approximately $20.0 million to pay a dividend of $19.0 million to our common and preferred stockholders and other special bonus payments to members of management.

This senior secured credit facility provides for, (a) Revolving Credit Facility, (b) Term A Loan, (c) Delayed Draw Term B Loan and (d) Incremental Term Loan.

(a)	The Revolving Credit Facility allows the Company to borrow up to $5.0 million, including a $500,000 sub-limit for letters of credit. The unpaid balance of the Revolving Credit Facility must be paid by May 24, 2016. Advances under the Revolving Credit Facility bear interest at a variable rate based on the prime, federal funds or Libor plus an applicable margin at the Company’s election, based on the Company’s total leverage ratio. Interest is due at the end of each month if the Company has selected to pay interest based on the Index Rate or at the end of each Libor period if the Company has selected to pay interest based on Libor.

(b)	The Term A Loan is a $52.5 million term loan facility, maturing in May 2016. The Term A Loan bears interest at a variable rate based on the prime, federal funds or Libor plus an applicable margin at the Company’s election, based on the Company’s total leverage ratio. Quarterly principal payments of $131,250 commence on December 31, 2011, with the entire unpaid balance due at maturity on May 24, 2016. Interest is due at the end of each month if the Company has selected to pay interest based on the Index Rate or at the end of each Libor period if the Company has selected to pay interest based on Libor.

(c)

The Delayed Draw Term B Loan is a $10.0 million term loan facility, which may be drawn upon after 30 days notice to the lenders prior to May 24, 2013. The Delayed Draw Term B Loan bears interest at a variable rate based on the Index rate or Libor plus an applicable margin at the Company’s election, based on the Company’s total leverage ratio. Interest is due at the end of each month if the Company has selected to pay interest based on the Index Rate or at the end of each Libor period if the Company has selected to pay interest based on Libor. The entire unpaid balance of the delayed draw Term B Loan will be due on May 24, 2016.

(d)	Under the Incremental Term Loan, the Company may request up to four incremental term loans of amounts of not more than $5.0 million each, and in an increment of $5.0 million in excess thereof, but not to exceed $20.0 million in the aggregate for all such incremental term loans. These incremental term loans may be prior to May 24, 2015 drawn upon after 30 days written notice to the agent and any lender agreeing to fund an incremental loan.

(e)	Other Terms—In addition to paying interest on the outstanding principal under the senior secured credit facility, and quarterly principal payments commencing on December 31, 2011, the Company is required to pay a commitment fee to lenders under the revolving credit facility in respect of the unused commitments thereunder at a rate equal to 0.5%. The senior secured credit facility also requires the Company to maintain certain customary covenants and ratios.

Maturities of long-term debt obligations at December 26, 2010, adjusted to give effect to the May 24, 2011 refinancing are as follows:

2011	$1,107
2012	525
2013	525
2014	525
2015	525
Thereafter	27,525

Total long-term debt	$30,732

The obligations under the Company’s long-term debt (excluding the note payable-related party) are jointly and severally guaranteed by the Company, each of the Company’s subsidiaries, and any future subsidiaries. In addition, all debt is secured by a first priority lien on substantially all of the Company’s assets.

7. ACCRUED LIABILITIES

The major classes of accrued liabilities at December 27, 2009 and December 26, 2010 are summarized as follows:

	2009	2010
Compensation and related benefits	$1,530	$1,795
Sales, property and liquor taxes	1,123	1,586
Other accruals	695	814
Deferred gift card revenue	476	660
Accrued interest	564	163

Total accrued liabilities	$4,388	$5,018

8. LEASES

The Company leases land and/or buildings for its corporate office and all of its restaurants under various long-term operating lease agreements. The initial lease terms range from 10 years to 20 years and currently expire between 2011 and 2031. The leases include renewal options for 5 to 20 additional years. Some of the leases provide for base (fixed) rent, plus additional rent based on gross sales, as defined in each lease agreement, in excess of a stipulated amount, multiplied by a stated percentage. The Company is also generally obligated to pay certain real estate taxes, insurance and common area maintenance (“CAM”) charges, and various other expenses related to properties.

Rent expense is paid to various landlords including several companies owned and controlled by certain of the Company’s minority stockholders.

At December 26, 2010, the future minimum rental commitments under non-cancellable operating leases, including option periods that are reasonably assured of renewal, plus five lease agreements related to new restaurant development, are as follows:

	RELATED PARTY	UNRELATED PARTIES	TOTAL
Fiscal year ending:
2011	$1,754	$4,058	$5,812
2012	1,801	4,400	6,201
2013	1,852	4,422	6,274
2014	1,907	4,487	6,394
2015	1,980	4,581	6,561
Thereafter	3,481	39,612	43,093

Total minimum lease payments	$12,775	$61,560	$74,335

The above future minimum rental amounts exclude the accretion of deferred lease incentives, renewal options that are not reasonably assured of renewal, contingent rent based on sales or increases in the Consumer Price Index. The Company generally has escalating rents over the term of the leases and records rent expense on a straight-line basis.

Rent expense, excluding real estate taxes, CAM charges, insurance, deferred lease incentives and other expenses related to operating leases for the years ended December 28, 2008, December 27, 2009 and December 26, 2010 consists of the following:

	2008	2009	2010
Minimum rent—related parties	$1,528	$1,622	$1,663
Contingent rent—related parties	455	420	409

Total rent—related parties	1,983	2,042	2,072

Minimum rent—unrelated parties	752	1,483	2,582
Contingent rent—unrelated parties	60	82	96

Total rent—unrelated parties	812	1,565	2,678

Total minimum and contingent rent	$2,795	$3,607	$4,750

9. EMPLOYEE BENEFIT PLAN

The Chuy’s Opco, Inc. 401(k) plan, (the 401(k) Plan), is a defined contribution plan covering all eligible employees. The 401(k) Plan provides for employee salary deferral contributions up to the maximum allowable by the Internal Revenue Service (IRS), as well as Company discretionary matching contributions. Company contributions relating to the 401(k) Plan were $60,000, $60,000 and $50,000 for the years ended December 28, 2008, December 27, 2009 and December 26, 2010, respectively.

10. STOCK-BASED COMPENSATION

The Company maintains the Chuy’s Holdings, Inc. 2006 Stock Option Plan (the “Plan”). The Plan provides for the issuance of options to purchase up to 2,722,222 of the Company’s common stock. Options granted have a maximum term of 10 years. Subject to an optionee’s continued employment, options granted on December 6, 2006 vest 60% on the third anniversary of the date of grant and 20% on each of the fourth and fifth anniversaries of the date of the grant. Options granted after December 6, 2006 vest 20% for each of the first five anniversaries of the date of grant if the optionee remains in the continuous employment of the Company through such dates. Under the employment agreement with the Chief Executive Officer, all of his options would immediately vest upon a change in control.

Stock-based compensation cost recognized in the accompanying consolidated statements of income was $192,000, $235,000 and $310,000 for the years ended December 28, 2008, December 27, 2009 and December 26, 2010, respectively. The related tax benefits associated with this cost was $65,000, $80,000 and $105,000 for the years ended December 28, 2008, December 27, 2009 and December 26, 2010 respectively.

A summary of stock-based compensation activity and changes during the period then ended as of December 28, 2008, December 27, 2009 and December 26, 2010 are as follows:

	SHARES	WEIGHTED- AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM(YEARS)	AGGREGATE INTRINSIC VALUE
Outstanding at December 30, 2007	2,159,334	$1.19
Granted	65,000	1.26
Exercised	—
Forfeited	(35,000)	1.00

Outstanding at December 28, 2008	2,189,334	$1.18	8.3	$2,158

Exercisable at December 28, 2008	276,934	$1.00	8.4	$324

Outstanding at December 28, 2008	2,189,334	$1.18
Granted	180,000	2.17
Exercised	—
Forfeited	—

Outstanding at December 27, 2009	2,369,334	$1.26	7.4	$4,077

Exercisable at December 27, 2009	1,044,534	$1.00	7.2	$2,065

Outstanding and expected to vest at December 27, 2009	2,369,334	$1.26
Granted	270,000	2.98
Exercised	—
Forfeited	(15,000)	2.17

Outstanding and expected to vest at December 26, 2010	2,624,334	$1.43	6.66	$6,558

Exercisable at December 26, 2010	1,553,934	$1.18	6.25	$4,276

The Company assumed zero forfeitures as options have been granted to senior management level employees for which the Company has experienced historically low turnover. The expected term was calculated based upon similar grants of comparable companies.

The weighted-average grant date fair value of options granted was $0.82, $1.13 and $1.51 for the years ended December 28, 2008, December 27, 2009 and December 26, 2010, respectively. Expected volatility was based on competitors within the industry and using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2008	2009	2010
Dividend yield	0%	0%	0%
Expected volatility	58%	44%	44%
Risk-free rate of return	4%	2.42%	3.36%
Expected life	8 years	7 years	7 years

There was $672,000 of total unrecognized compensation costs related to options granted under the Plan as of December 26, 2010. These costs will be recognized through the year 2014. In the event of a change of control, approximately $171,000 of this cost would be immediately recognized.

11. INCOME TAXES

The provision for income taxes for the years ended December 28, 2008, December 27, 2009 and December 26, 2010 consisted of the following:

	2008	2009	2010
Current Income Tax Expense:
Federal	$—	$—	$—
State and local	158	196	209

Total current income tax expense	158	196	209

Deferred income tax (benefit) expense:
Federal	(271)	881	1,007
State and local	—	—	212

Total deferred income tax (benefit) expense	(271)	881	1,219

Total income tax (benefit) expense	$(113)	$1,077	$1,428

Temporary differences between the tax and financial reporting basis of assets and liabilities that give rise to the deferred income tax assets (liabilities) and their related tax effects at December 27, 2009 and December 26, 2010 are as follows:

	2009	2010
Deferred tax assets:
Net operating loss carryforwards	$2,763	$3,635
Accrued liabilities	72	170
General business credits	1,374	2,098
Stock-based compensation	201	313
Other	111	62

Total deferred tax assets	4,521	6,278

Deferred tax liability:
Intangibles	(2,907)	(3,937)
Prepaid expenses	(150)	(194)
Property and equipment	(1,708)	(3,539)
Other	(41)	(111)

Total deferred tax liabilities	(4,806)	(7,781)

Net deferred tax liability	$(285)	$(1,503)

The Company’s net operating loss carryforward of $10,690,000 at December 26, 2010 will expire in 2030. As of December 26, 2010, the Company has tax credits of $2,098,000 expiring in 2030. The following is a table showing the net operating loss by year of expiration:

Year Created	Net Operating Loss	Year Expiring
2006	$458	2026
2007	2,441	2027
2008	4,293	2028
2009	2,883	2029
2010	615	2030

	$10,690

Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some or all of the deferred taxes will not be realized. Both positive and negative evidence are considered in forming management’s judgment as to whether a valuation allowance is appropriate, and more weight is given to evidence that can be objectively verified. The tax benefits relating to any reversal of the valuation allowance on the deferred tax assets would be recognized as a reduction of future income tax expense. The Company believes that it will realize all of the deferred tax assets. Therefore, no valuation allowance has been recorded.

The effective income tax (benefit) expense differs from the federal statutory tax expense for the years ended December 28, 2008, December 27, 2009 and December 26, 2010 as follows:

	2008	2009	2010
Income tax expense at statutory rate	$13	$1,255	$1,604
State tax expense, net of federal benefit	104	98	278
Non-deductible compensation	246	244	273
FICA tip credit	(480)	(576)	(705)
Other	4	56	(22)

Income tax (benefit) expense	$(113)	$1,077	$1,428

The Company adopted the FASB ASC 740 Income Taxes authoritative guidance in regard to uncertain tax positions during 2009. The standard requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than 50%) that the position would be sustained upon examination by tax authorities. A recognized tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Upon adoption, the Company determined that these new standards did not have a material effect on prior consolidated financial statements and therefore no change was made to the opening balance of retained earnings. The standards also require that changes in judgment that result in subsequent recognition, derecognition or change in a measurement of a tax position taken in a prior annual period (including any related interest and penalties) be recognized as a discrete item in the interim period in which the change occurs. As of December 28, 2008, December 27, 2009 and December 26, 2010, the Company recognized no liability for uncertain tax positions.

It is the Company’s policy to include any penalties and interest related to income taxes in its income tax provision. However, the Company currently has no penalties or interest related to income taxes. The Company is currently open to audit under the statute of limitations by the IRS for the years ended December 30, 2007 through 2010.

12. COMMITMENTS AND CONTINGENCIES

The Company is involved in various claims and legal actions arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

The Company is contractually committed to lease five restaurants that were not open as of December 26, 2010. The new locations are a combination of ground-up prototype, new unit builds, and retail end cap locations and will require capital expenditures ranging between $2.0 million and $2.5 million each.

In connection with the Sponsor’s investment in 2006, the Company entered into an advisory agreement with the Sponsor, pursuant to which the Sponsor provides the Company with certain financial advisory services. In exchange for these services, the Company pays the Sponsor an aggregate annual management fee equal to $350,000 and reimburses them for out-of-pocket expenses incurred by it in connection with the provision of services pursuant to the agreement. This agreement will terminate when the Sponsor’s ownership drops below 20%. Payments to the Sponsor were $370,000, $383,000 and $375,000 for the years ended December 28, 2008, December 27, 2009 and December 26, 2010, respectively.

In conjunction with hiring and relocating the Company’s Chief Executive Officer, Steve Hislop, in 2007, the Company agreed to lend Mr. Hislop the amount of his home mortgage payments on his prior residence as he was unable to sell the home when he relocated. Amounts paid for Mr. Hislop’s mortgage accrued interest at 8% per annum. The note receivable balance was $111,000 and $114,300 for the years ended December 27, 2009 and December 26, 2010, respectively. Mr. Hislop repaid a principal amount of $106,000 and $107,000 along with interest of $5,000 and $7,300 for the years ended December 27, 2009 and December 26, 2010, respectively. In June 2011, Mr. Hislop repaid all the principal and interest on the loan and we extinguished the loan agreement.

13. RELATED PARTY TRANSACTIONS

The Company has related party transactions with the Sponsor, the Founders and the Chief Executive Officer as described below:

Sponsor

The Company entered into an advisory agreement under which the Sponsor provides certain financial advisory services. See Note 12 Commitments and Contingencies.

In May 2010, the Company sold 1,676,316 shares of Series X convertible preferred stock to the Sponsor and their affiliates. The aggregate proceeds were $5.0 million and were used for general corporate purposes.

Founders

The Company leases its corporate office and six restaurant locations from entities owned by the Founders. See Note 8 Leases.

In connection with the investment in the Company by the Sponsor in November 2006, the purchase price included a contingent element. This element was an agreement to complete the development of a new restaurant location. Payment for this unit was to be based on the cash flow of the restaurant during its first fourteen months of operation after the first full four months the restaurant was open. The restaurant opened in April 2008 and payment was made in November 2009. This contingent payment was $3,782,000, with $410,000 recorded in property and equipment and the remaining $3,372,000 as goodwill.

In conjunction with the Sponsor’s investment in November 2006, a retention bonus plan was implemented. See Note 14 Deferred Compensation. At that time, the Company transferred the responsibility for certain future payments to an entity controlled by its Founders. To recognize that obligation, the Company established a note payable for those obligations. See Note 6 Long-Term Debt.

Chief Executive Officer

In May, 2008, in conjunction with his employment, the Company sold 280,000 shares of common stock with an aggregate purchase price of $280,000 to Steve Hislop, its Chief Executive Officer.

In connection with the employment agreement with the Company’s Chief Executive Officer, the Company entered into a bridge loan for mortgage payments on his prior residence. See Note 12 Commitments and Contingencies.

14. DEFERRED COMPENSATION

Concurrent with the Sponsor’s investment in November 2006, the Company entered into employment agreements with certain employees. The employment agreements provided for the payment of specified bonuses over a two- to three-year period. Certain of the employment agreements required the employee to remain employed with the Company for two years to continue receiving payments while certain employment agreements had no continued service requirements. The present value of the bonus obligations was recognized as compensation expense on a straight-line basis over the requisite service period.

Certain employees are also entitled to receive future bonus payments directly from an entity owned by the Founders provided they completed the two-year service requirement. Compensation cost under these agreements was determined based on the present value of the obligation at November 2006 and was recognized on a straight-line basis over the requisite service period with a corresponding credit to paid-in capital. Interest expense has been recorded for the accretion of the obligation on the effective interest method with a corresponding credit to paid-in capital.

Compensation cost under these agreements including estimated employer payroll taxes, was $2,438,000, ($100,000) and $0, for the years ended December 28, 2008, December 27, 2009 and December 26, 2010, respectively. The Company had deferred compensation liability of $727,000 $0 and $0 as of December 28, 2008, December 27, 2009 and December 26, 2010, respectively. All required compensation payments have been made as of December 27, 2009.

15. SUBSEQUENT EVENTS

On May 24, 2011, the Company entered into a $67.5 million senior secured credit facility as discussed in Note 6 Long-Term Debt. All borrowings from Wells Fargo Capital Finance, Inc. and HBK Investments, L.P. were retired with the proceeds from this new senior secured credit facility. If the interest rates from the new facility had been in place under the previous credit facility, interest expense would have been reduced by approximately $590,000 for fiscal 2010.

On May 25, 2011, the Company declared a special dividend of $0.6347 per share on all outstanding shares of common stock and preferred stock. These dividends of approximately $19 million were paid by May 31, 2011.

In June 2011, the Company entered into a settlement agreement with a former director. The settlement agreement provided that the Company pay the former director a settlement amount of $175,000 and $52,896 in a special dividend, the pro rata share related to the common stock held by him on the record date of such dividend. Prior to the settlement amount being paid, the former director exercised his option to purchase the 83,334 shares of common stock that he held on the record date.

From December 26, 2010 through June 26, 2011, the Company opened four new restaurants for a total of 27 restaurants.

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition and disclosure through [ * ], 2011 which was the date the financial statements were available to be issued.

CHUY’S HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 26, 2010 and March 27, 2011

(In thousands, except per share data)

	DECEMBER 26, 2010	MARCH 27, 2011
		(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,337	$2,897
Accounts receivable	403	310
Note receivable	115	144
Lease incentives receivable	4,036	1,900
Inventories	413	400
Prepaid expenses and other current assets	954	731

Total current assets	9,258	6,382

Property and equipment, net	32,113	36,034
Other assets and intangible assets, net	1,302	1,315
Tradename	21,900	21,900
Goodwill	24,069	24,069

Total assets	$88,642	$89,700

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$1,878	$1,553
Accrued liabilities	5,018	4,366
Deferred tax liability	44	44
Deferred lease incentives	350	571
Current maturities of long-term debt	1,107	976

Total current liabilities	8,397	7,510

Deferred tax liability, less current portion	1,459	1,927
Accrued deferred rent	237	473
Deferred lease incentives, less current portion	7,956	7,597
Long-term debt, less current maturities	29,625	29,863

Total liabilities	47,674	47,370

Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value; 32,601,462 shares authorized; issued and outstanding, 468,416 shares at December 26, 2010 and March 27, 2011	5	5
Convertible preferred stock, $0.01 par value; 29,398,538 shares authorized; issued and outstanding, 29,398,538 shares at December 26, 2010 and March 27, 2011, liquidation preference of $33,339 and $33,592 at December 26, 2010 and March 27, 2011	294	294
Paid-in capital	35,944	36,042
Retained earnings	4,725	5,989

Total stockholders’ equity	40,968	42,330

Total liabilities and stockholders’ equity	$88,642	$89,700

See Notes to Unaudited Consolidated Financial Statements.

CHUY’S HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Income

For the thirteen weeks ended March 28, 2010 and March 27, 2011

(In thousands, except share and per share data)

	MARCH 28, 2010	MARCH 27, 2011
	(unaudited)
Revenue	$20,374	$29,209

Costs and expenses:
Cost of sales	6,050	8,843
Labor	6,537	9,191
Operating	2,506	3,520
Occupancy	1,257	1,687
General and administrative	1,252	1,453
Marketing	157	220
Restaurant pre-opening	340	668
Depreciation and amortization	592	925

Total costs and expenses	18,691	26,507

Income from operations	1,683	2,702
Interest expense	913	889

Income before income taxes	770	1,813
Income tax expense	242	549

Net Income	$528	$1,264

Net earnings per share—basic	$0.02	$0.03

Net earnings per share—diluted	$0.02	$0.03

Weighted-average shares outstanding—basic	372,166	468,416

Weighted-average shares outstanding—diluted	29,507,338	29,912,845

See Notes to Unaudited Consolidated Financial Statements.

CHUY’S HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statement of Stockholders’ Equity

For the thirteen weeks ended March 28, 2010 and March 27, 2011

(In thousands, except share data)

(Unaudited)

	COMMON STOCK		CONVERTIBLE PREFERRED STOCK		PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
	SHARES	AMOUNT	SHARES	AMOUNT
Balance, December 27, 2009	372,166	$4	27,722,222	$277	$30,205	$1,434	$31,920
Stock-based compensation	—	—	—	—	74	—	74
Deferred compensation contributed by stockholder	—	—	—	—	30	—	30
Net income	—	—	—	—	—	528	528

Balance, March 28, 2010	372,166	$4	27,722,222	$277	$30,309	$1,962	$32,552

Balance, December 26, 2010	468,416	$5	29,398,538	$294	$35,944	$4,725	$40,968
Stock-based compensation	—	—	—	—	84	—	84
Deferred compensation contributed by stockholder	—	—	—	—	14	—	14
Net income	—	—	—	—	—	1,264	1,264

Balance, March 27, 2011	468,416	$5	29,398,538	$294	$36,042	$5,989	$42,330

See Notes to Unaudited Consolidated Financial Statements.

CHUY’S HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the thirteen weeks ended March 28, 2010 and March 27, 2011

(In thousands)

	MARCH 28, 2010	MARCH 27, 2011
	(unaudited)
Cash flows from operating activities:
Net income	$528	$1,264
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	592	925
Amortization of loan origination costs	47	47
Stock-based compensation	74	84
Deferred compensation contributed by shareholder	30	14
Loss on disposal of equipment	5	2
Accretion of deferred lease incentives	(40)	(138)
Deferred income taxes	180	468
Changes in operating assets and liabilities:
Accounts receivable	33	93
Lease incentives receivable	513	2,136
Lease origination costs	(164)	(23)
Inventories	9	13
Prepaid expenses and other current assets	80	223
Accounts payable	(652)	(325)
Accrued liabilities	(817)	(416)
Deferred lease incentives	561	—

Net cash provided by operating activities	979	4,367

Cash flows from investing activities:
Acquisition of property and equipment	(1,996)	(4,840)
Acquisition of other assets	(35)	(45)
Increase in note receivable	(29)	(29)

Net cash used in investing activities	(2,060)	(4,914)
Cash flows from financing activities:
Payments on long-term debt	(187)	(393)
Net borrowings under revolving line of credit	1,000	500

Net cash provided by financing activities	813	107
Net decrease in cash and cash equivalents	(268)	(440)
Cash and cash equivalents, beginning of period	2,062	3,337

Cash and cash equivalents, end of period	$1,794	$2,897

Supplemental cash flow disclosures:
Interest paid	$852	$823

Income taxes paid	$0	$12

See Notes to unaudited Consolidated Financial Statements.

CHUY’S HOLDINGS, INC. AND SUBSIDIARIES

Condensed Notes to Unaudited Consolidated Financial Statements

(Tabular amounts in thousands, except share and per share data)

1. Basis of Presentation

Description of Business—Chuy’s Holdings, Inc. (the “Company”), a Delaware corporation, was formed in November 2006 to purchase certain assets and assume certain liabilities comprising eight Chuy’s restaurants located in Texas. The Company is in the business of developing and operating Chuy’s restaurants throughout the United States. The Company operated 18 restaurants in two states and 24 restaurants in four states as of March 28, 2010 and March 27, 2011, respectively.

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all the information and disclosures required by GAAP for complete financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. Actual results could differ from those estimates. Operating results for the thirteen weeks ended March 27, 2011 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 25, 2011.

Certain information and disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to applicable rules and regulations of the Securities and Exchange Commission. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation. These unaudited consolidated statements of financial position as of March 27, 2011 and for the thirteen weeks ended March 28, 2010 and March 27, 2011 should be read in conjunction with the consolidated audited financial statements and notes for the fiscal year ended December 26, 2010 included elsewhere in this prospectus.

2. Earnings per Share

The number of shares and earnings per share data (“EPS”) for all periods presented are based on the historical weighted-average shares of common stock outstanding. EPS is computed using the two-class method. The two-class method determines EPS for common stock and participating securities according to dividends and dividend equivalents and their respective participation rights in undistributed earnings. Basic EPS of common stock is computed by dividing net income (loss), less the undistributed earnings allocated to participating interest, by the weighted-average number of shares of common stock outstanding for the period. Due to the issuance of series X preferred stock in 2010, the basic EPS of common stock is computed by dividing net income (loss), less undistributed earnings allocated to participating interest and less the original investment of $5.0 million in series X preferred stock and annualized 20.0% preferred return, by the weighted-average number of shares of common stock outstanding for the period. The original investment in the series X preferred stock and the 20.0% preferred return must be paid to series X preferred stock holders prior to any payment of dividends to the common stockholders.

Diluted EPS of common stock is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential shares of common stock outstanding during the period using the treasury stock method. Options to purchase 138,000 and 0 shares of common stock, as of March 28, 2010 and March 27, 2011, respectively, were outstanding but not included in the computation of diluted net EPS because their inclusion would have an anti-dilutive effect.

	FOR THE THIRTEEN WEEKS ENDING
	MARCH 28, 2010	MARCH 27, 2011
BASIC

Numerator:
Net income	$528	$1,264

Less preferred return on series X preferred stock	—	252

Less undistributed earnings allocated to participating interests	521	996

Net income available to common stockholders	$7	$16

Denominator:
Weighted-average shares outstanding	348,178	468,416

Basic earnings (loss) per share	$0.02	$0.03

DILUTED

Numerator:
Net earnings	$528	$1,264

Less preferred return on series X preferred stock	—	252

Net income available to common stockholders	$528	$1,012

Denominator:
Weighted-average shares outstanding	372,166	468,416
Dilutive effect of preferred stock	27,722,222	27,722,222
Dilutive effect of stock options	1,412,950	1,722,207

Weighted-average diluted shares	29,507,338	29,912,845

Diluted earnings (loss) per share	$0.02	$0.03

3. Stock-Based Compensation

The Company maintains the Chuy’s Holdings, Inc. 2006 Stock Option Plan (the “Plan”). The Plan provides for the issuance of options to purchase up to 2,722,222 of the Company’s common stock. Options granted have a maximum term of 10 years. Subject to an optionee’s continued employment, options granted on December 6, 2006 vest 60% on the third anniversary of the date of grant and 20% on each of the fourth and fifth anniversaries of the date of the grant. Options granted after December 6, 2006 vest 20% for each of the first five anniversaries of the date of grant if the optionee remains in the continuous employment of the Company through such dates. In addition, under the employee agreement with our Chief Executive Officer, all of his options would immediately vest upon a change in control.

Stock-based compensation cost recognized in the accompanying consolidated statements of income was $74,000 and $84,000 for the thirteen weeks ended March 28, 2010 and March 27, 2011, respectively.

A summary of stock-based compensation activity and changes are as follows:

	SHARES	WEIGHTED- AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL TERM (YEARS)	AGGREGATE INTRINSIC VALUE
Outstanding at December 27, 2009	2,369,334	$1.26
Granted	270,000	2.98
Exercised	—
Forfeited	(15,000)	2.17

Outstanding at March 28, 2010	2,624,334	$1.43	7.41	$4,223

Exercisable March 28, 2010	1,090,534	$1.04	6.99	$2,179

Outstanding at December 26, 2010	2,624,334	$1.43
Granted	150,625	3.93
Exercised	—
Forfeited	(15,000)	2.17

Outstanding and expected to vest at March 27, 2011	2,759,959	$1.56	6.59	$7,884

Exercisable at March 27, 2011	1,647,934	$1.25	6.13	$5,217

The Company assumed zero forfeitures as options have been granted to senior management level employees for which the Company has experienced historically low turnover. The expected term was calculated based upon similar grants of comparable companies.

The weighted-average grant date fair value of options granted was $1.51 and $2.06 for the thirteen weeks ending March 28, 2010 and March 27, 2011, respectively, using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2010	2011
Dividend yield	0.0%	0.0%
Expected volatility	44.0%	44.0%
Risk-free rate of return	3.4%	3.4%
Expected life	7 years	7.5 years

There was $875,000 of total unrecognized compensation costs related to options granted under the Plan as of March 27, 2011. These costs will be recognized through the year 2015. In the event in a change of control, approximately $142,000 of this cost would be immediately recognized.

4. Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable at March 28, 2010 and March 27, 2011, approximate their fair value due to the short-term maturities of these financial instruments. The carrying amount of the Company’s variable rate long-term debt was $30,727,000 and $30,839,000 at March 28, 2010 and March 27, 2011, respectively. The fair value of the Company’s variable rate long-term debt was $31,679,000 and $31,202,000 at March 28, 2010 and March 27, 2011, respectively, which was higher than company value due to an element of the long-term debt having an interest rate component that was higher than the current market interest rate. The debt was retired in May 2011 at carrying value.

5. Contingencies

The Company is involved in various claims and legal actions arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

6. Subsequent Events

On May 24, 2011, the Company entered into a $67.5 million senior secured credit facility. See Note 6 Long-Term Debt included in the Consolidated Financial Statements for the fiscal year ended December 26, 2010. All borrowings from Wells Fargo Capital Finance, Inc. and HBK Investments, L.P. were retired with the proceeds from this new senior secured credit facility. If the interest rates from the new facility had been in place under the previous credit facility, interest expense would have been reduced by approximately $590,000 for fiscal 2010.

On May 25, 2011, the Company declared a special dividend of $0.6347 per share on all outstanding shares of common stock and preferred stock. These dividends of approximately $19 million were paid by May 31, 2011.

In June 2011, the Company entered into a settlement agreement with a former director. The settlement agreement provided that the Company pay the former director a settlement amount of $175,000 and $52,896 in a special dividend, the pro rata share related to the common stock held by him on the record date of such dividend. Prior to the settlement amount being paid, the former director had exercised his option to purchase the 83,334 shares of common stock that he held on the record date.

From December 26, 2010 through June 26, 2011, the Company opened four new restaurants for a total of 27 restaurants. In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through [*], 2011, which was the date the financial statements were available to be issued.

             Shares

Chuy’s Holdings, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Jefferies

Baird

                    , 2011

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the shares of common stock being registered.

AMOUNT TO BE PAID
SEC registration fee		$8,705.50
Printing and engraving expense	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
FINRA filing fee		$8,000.00
Transfer agent fees and expenses	$	*
Miscellaneous expenses	$	*

Total	$	*

*To	be provided by amendment.

Item 14. Indemnification of directors and officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred. Our certificate of incorporation and our bylaws, each of which as will become effective upon the closing of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

■	transaction from which the director derives an improper personal benefit;

■	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

■	unlawful payment of dividends, unlawful stock purchase or redemption of shares; or

■	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our certificate of incorporation and bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and officers that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding or alternative dispute resolution mechanism, inquiry hearing or investigation, whether threatened, pending or completed, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of our company, provided that such person’s conduct did not constitute a breach of his or her duty of loyalty to us or our stockholders, and was not an act or omission not in good faith or which involved intentional misconduct or a knowing violation of laws.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

We plan to enter into an underwriting agreement that provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

Except as set forth below, in the three years preceding the filing of this registration statement, we have not issued any securities that were not registered under the Securities Act.

In May 2010, we sold 1,676,316 shares of our series X preferred stock at a price of $2.98 per share for an aggregate purchase price of $5.0 million to an affiliate of Goode Chuy’s Holdings, LLC, Steve Hislop, Frank Biller, MY/ZP Equity, LLC, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III LLC and 522 Fifth Avenue Fund, L.P.

In December 2010, we sold 27,500 shares of our common stock at a price per share of $3.64 for an aggregate purchase price of $100,048.16 to each of Ted Zapp, Sharon Russell and John Mountford and 13,750 shares of our common stock at a price per share of $3.64 for an aggregate purchase price of $50,024.08 to Michael Hatcher.

In May 2008, we sold 280,000 shares of our common stock at a price of $1.00 per share for an aggregate purchase price of $280,000 to Steve Hislop, our Chief Executive Officer, and, in April 2009, we sold 92,166 shares of our common stock at a price of $2.17 per share for an aggregate purchase price of $200,000 to Frank Biller, our Vice President of Operations, Southeast.

Since December 6, 2006, we have granted 2,729,959 options to purchase shares of our common stock to employees under our 2006 Stock Option Plan at exercise prices ranging from $1.00 to $3.93 per share. During this period, options to purchase 83,334 shares of our common stock were exercised with an average per share exercise price of $1.00 for cash consideration to us in the aggregate amount of $83,334.

The issuances of options, shares upon the exercise of options, series X preferred stock and common stock described above were deemed exempt from registration under Section 4(2) or Regulation D of the Securities Act, and in certain circumstances, in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The recipients of securities in the transactions exempt under Section 4(2) or Regulation D of the Securities Act represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits

EXHIBIT NUMBER	DESCRIPTION
*1.1	Form of Underwriting Agreement
*3.1	Restated Certificate of Incorporation as of the close of this offering
*3.2	Amended and Restated Bylaws as of the close of this offering
*4.1	Form of Common Stock Certificate
4.2	Amended and Restated Stockholders Agreement, dated May 4, 2010, by and among Chuy’s Holdings, Inc., MY/ZP Equity, LLC, Goode Chuy’s Holdings, LLC, Goode Chuy’s Direct Investors, LLC, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III LLC, 522 Fifth Avenue Fund, L.P., and certain other stockholders, optionholders and permitted transferees
5.1	Form of Opinion of Jones Day
10.1	Credit Agreement, dated May 24, 2011, by and among Chuy’s Opco, Inc., as borrower, subsidiaries of Chuy’s Holdings, Inc., as guarantors, the lenders party thereto, General Electric Capital Corporation, as syndication agent, and GCI Capital Markets LLC, as administrative agent and sole bookrunner
10.2	Employment Agreement, dated July 9, 2007, between Chuy’s Opco, Inc. and Steven J. Hislop
*10.3	Chuy’s Holdings, Inc. 2011 Omnibus Equity Incentive Plan
*10.4	Form of Restricted Stock Award Agreement (2011 Omnibus Equity Incentive Plan)
*10.5	Form of Stock Option Award Agreement (2011 Omnibus Equity Incentive Plan)
10.6	Chuy’s Holdings, Inc. 2006 Stock Option Plan
10.7	Form of Stock Option Award Agreement (2006 Stock Option Plan)
*10.8	Form of Indemnification Agreement
10.9	Letter Agreement regarding Arbor Trails Chuy’s, dated November 7, 2006, by and between Chuy’s Opco, Inc. and Three Star Management, Ltd.
10.10	Recipe License Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and MY/ZP IP Group, Ltd.
10.11	Banana Peel Software License Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and Banana Peel, LLC
10.12	Cross-Marketing License Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and MY/ZP IP Group, Ltd.
10.13	Management Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and Three Star Management, Ltd.
10.14	Management System License Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and MY/ZP IP Group, Ltd.
10.15	Parade Sponsorship Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and MY/ZP IP Group, Ltd.

EXHIBIT NUMBER	DESCRIPTION
10.16	Settlement Agreement, dated June 15, 2011, among Chuy’s Holdings, Inc., Goode Partners LLC, the Shackelford Affiliates and Goode Consumer Fund I, L.P.
10.17	Promissory Note, dated November 7, 2006, between Chuy’s Opco, Inc. and Three Star Management, Ltd.
10.18	Form of Chuy’s Holdings, Inc.’s 2009 Common Stock Subscription Agreement
10.19	Form of Chuy’s Holdings, Inc.’s 2010 Common Stock Subscription Agreement
10.20	Form of Chuy’s Holdings, Inc.’s 2010 Series X Preferred Stock Subscription Agreement
10.21	Form of License Exercisable Upon Event of Default Under Lease Agreement
10.22	Advisory Agreement, dated November 7, 2006, between Chuy’s Opco, Inc. and Goode Partners LLC
10.23	Lease Agreement, dated November 7, 2006, between Young Zapp Graceland, Ltd. and Chuy’s Opco, Inc.
10.24	Lease Agreement, dated January 1, 2002, between Young Zapp North Lamar, Ltd. and Chuy’s Opco, Inc., as amended, modified and assigned
10.25	Lease Agreement, dated November 1, 1998, between Young-Zapp Joint Venture II and Chuy’s Opco, Inc., as amended, modified and assigned
10.26	Lease Agreement, dated November 19, 1996, between Young Zapp Joint Venture-IV and Chuy’s Opco, Inc., as amended, modified and assigned
10.27	Lease Agreement, dated January 22, 2001, between Young Zapp JVRR, Ltd. and Chuy’s Opco, Inc., as amended, modified and assigned
10.28	Lease Agreement, dated June 1, 2003, between Young Zapp Shenandoah, Ltd. and Chuy’s Opco, Inc., as amended, modified and assigned
10.29	Lease Agreement, dated April 22, 2008, between Young Zapp Arbor Trails, Ltd. and Chuy’s Opco, Inc.
21.1	Subsidiaries of Chuy’s Holdings, Inc.
23.1	Consent of McGladrey & Pullen, LLP
*23.2	Consent of Jones Day (included in Exhibit 5.1)
24.1	Power of Attorney

*To	be filed by subsequent amendment

(b) Financial Statement Schedule

See the Index to Financial Statements included on page F-1 for a list of the financial statements included in this registration statement

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on August 5, 2011.

CHUY’S HOLDINGS, INC.

By:	/s/ Steven J. Hislop
Steven J. Hislop President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURES	TITLE

/s/ Steven J. Hislop Steven J. Hislop	Director, President and Chief Executive Officer (Principal Executive Officer)

/s/ Sharon Russell Sharon Russell	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Jose Ferreira, Jr. Jose Ferreira, Jr.	Chairman of the Board, Director

/s/ David J. Oddi David J. Oddi	Director

/s/ Michael C. Stanley Michael C. Stanley	Director

/s/ Michael R. Young Michael R. Young	Director

/s/ John A. Zapp John A. Zapp	Director

/s/ Ira L. Zecher Ira L. Zecher	Director

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
*1.1	Form of Underwriting Agreement
*3.1	Restated Certificate of Incorporation as of the close of this offering
*3.2	Amended and Restated Bylaws as of the close of this offering
*4.1	Form of Common Stock Certificate
4.2	Amended and Restated Stockholders Agreement, dated May 4, 2010, by and among Chuy’s Holdings, Inc., MY/ZP Equity, LLC, Goode Chuy’s Holdings, LLC, Goode Chuy’s Direct Investors, LLC, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III LLC, 522 Fifth Avenue Fund, L.P., and certain other stockholders, optionholders and permitted transferees
5.1	Form of Opinion of Jones Day
10.1	Credit Agreement, dated May 24, 2011, by and among Chuy’s Opco, Inc., as borrower, subsidiaries of Chuy’s Holdings, Inc., as guarantors, the lenders party thereto, General Electric Capital Corporation, as syndication agent, and GCI Capital Markets LLC, as administrative agent and sole bookrunner
10.2	Employment Agreement, dated July 9, 2007, between Chuy’s Opco, Inc. and Steven J. Hislop
*10.3	Chuy’s Holdings, Inc. 2011 Omnibus Equity Incentive Plan
*10.4	Form of Restricted Stock Award Agreement (2011 Omnibus Equity Incentive Plan)
*10.5	Form of Stock Option Award Agreement (2011 Omnibus Equity Incentive Plan)
10.6	Chuy’s Holdings, Inc. 2006 Stock Option Plan
10.7	Form of Stock Option Award Agreement (2006 Stock Option Plan)
*10.8	Form of Indemnification Agreement
10.9	Letter Agreement regarding Arbor Trails Chuy’s, dated November 7, 2006, by and between Chuy’s Opco, Inc. and Three Star Management, Ltd.
10.10	Recipe License Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and MY/ZP IP Group, Ltd.
10.11	Banana Peel Software License Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and Banana Peel, LLC
10.12	Cross-Marketing License Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and MY/ZP IP Group, Ltd.
10.13	Management Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and Three Star Management, Ltd.
10.14	Management System License Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and MY/ZP IP Group, Ltd.
10.15	Parade Sponsorship Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and MY/ZP IP Group, Ltd.
10.16	Settlement Agreement, dated June 15, 2011, among Chuy’s Holdings, Inc., Goode Partners LLC, the Shackelford Affiliates and Goode Consumer Fund I, L.P.
10.17	Promissory Note, dated November 7, 2006, between Chuy’s Opco, Inc. and Three Star Management, Ltd.
10.18	Form of Chuy’s Holdings, Inc.’s 2009 Common Stock Subscription Agreement
10.19	Form of Chuy’s Holdings, Inc.’s 2010 Common Stock Subscription Agreement
10.20	Form of Chuy’s Holdings, Inc.’s 2010 Series X Preferred Stock Subscription Agreement
10.21	Form of License Exercisable Upon Event of Default Under Lease Agreement
10.22	Advisory Agreement, dated November 7, 2006, between Chuy’s Opco, Inc. and Goode Partners LLC
10.23	Lease Agreement, dated November 7, 2006, between Young Zapp Graceland, Ltd. and Chuy’s Opco, Inc.
10.24	Lease Agreement, dated January 1, 2002, between Young Zapp North Lamar, Ltd. and Chuy’s Opco, Inc., as amended, modified and assigned
10.25	Lease Agreement, dated November 1, 1998, between Young-Zapp Joint Venture II and Chuy’s Opco, Inc., as amended, modified and assigned
10.26	Lease Agreement, dated November 19, 1996, between Young Zapp Joint Venture-IV and Chuy’s Opco, Inc., as amended, modified and assigned

EXHIBIT NUMBER	DESCRIPTION
10.27	Lease Agreement, dated January 22, 2001, between Young Zapp JVRR, Ltd. and Chuy’s Opco, Inc., as amended, modified and assigned
10.28	Lease Agreement, dated June 1, 2003, between Young Zapp Shenandoah, Ltd. and Chuy’s Opco, Inc., as amended, modified and assigned
10.29	Lease Agreement, dated April 22, 2008, between Young Zapp Arbor Trails, Ltd. and Chuy’s Opco, Inc.
21.1	Subsidiaries of Chuy’s Holdings, Inc.
23.1	Consent of McGladrey & Pullen, LLP
*23.2	Consent of Jones Day (included in Exhibit 5.1)
24.1	Power of Attorney

*	To be filed by subsequent amendment